30

04024911

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Siam Commercial Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

FILE NO. 82- 4345

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/7/04

ARIS
12-31-03

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

ANNUAL REPORT 2003

Siam Commercial Bank

To be the Bank of Choice for Customers,
Shareholders, and Employees

" 2003 will best be remembered as a watershed year in our history. At the end of the year, the Bank had finally recovered from the aftermath of the Asian financial crisis of the late 1990's and reached a new plateau - in terms of its position, profitability, and growth prospects. The year marks the highest ever profit, asset level, and shareholders' equity in the Bank's history. "



TABLE OF CONTENTS

3 Highlights
4 Message from the Board of Directors
8 Board of Directors
14 Organization Structure
16 Senior Executive Officers
19 Corporate Governance Report
32 Audit Committee Report
34 Major Developments of the Bank
41 Business Plans for 2004
43 Risk Factors and Risk Management
48 Management Discussion and Analysis
56 Report of the Board of Directors' Responsibilities for Financial Statements
57 Report of the Independent Certified Public Accountants
58 Consolidated and Bank's Financial Statements
70 Notes to the Financial Statements
138 Bank's Information


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK
SCB Easy

HIGHLIGHTS

		CONSOLIDATED *		BANK		
		DECEMBER 31, 2003 (MILLION BAHT)	DECEMBER 31, 2002 (MILLION BAHT)	DECEMBER 31, 2003 (MILLION BAHT)	DECEMBER 31, 2002 (MILLION BAHT)	CHANGE (PERCENT)
OPERATION RESULTS						
ASSETS		746.838	675.722	736.257	667.222	10.3
LOANS (net of allowance for doubtful accounts)		437.596	406.539	434.332	405.303	7.2
LIABILITIES		670.180	622.657	660.733	615.104	7.4
DEPOSITS		612.871	574.504	607.132	568.602	6.8
SHAREHOLDERS' EQUITY		76.658	53.065	75.524	52.118	44.9
NUMBER OF SHARES	(SHARES)	3.163.053.693	3.131.861.381	3.163.053.693	3.131.861.381	1.0
- PREFERRED SHARES	(SHARES)	1.777.626.432	2.105.291.399	1.777.626.432	2.105.291.399	(15.6)
- ORDINARY SHARES	(SHARES)	1.385.427.261	1.026.569.982	1.385.427.261	1.026.569.982	35.0
NET PROFIT (LOSS)						
BEFORE BAD DEBT AND DOUBTFUL ACCOUNTS		14.915	12.596	14.860	12.338	20.4
BAD DEBT AND DOUBTFUL ACCOUNTS		2.455	25.084	2.400	24.826	(90.3)
NET PROFIT (LOSS)		12.460	(12.488)	12.460	(12.488)	n.a.
BASIC EARNINGS (LOSS) PER SHARE	(BAHT)	9.68	(12.89)	9.68	(12.89)	n.a.
DILUTED EARNINGS (LOSS) PER SHARE	(BAHT)	3.69	-	3.69	-	n.a.
BOOK VALUE PER SHARE	(BAHT)	24.24	16.94	23.88	16.64	43.5
FINANCIAL RATIO						(AMOUNT)
RATE OF RETURN ON AVERAGE ASSETS (ROA)	(%)	1.8	(1.8)	1.8	(1.8)	3.6
RATE OF RETURN ON AVERAGE EQUITY (ROE)	(%)	19.2	(21.5)	19.5	(21.9)	41.1
TOTAL CAPITAL/TOTAL RISK ASSETS	(%)	-	-	12.9	14.0	(1.1)
ASSET QUALITY						(AMOUNT)
NON-PERFORMING LOANS (NPLs)		-	-	89.769	118.257	(28.488)
PROPORTION OF TOTAL LOANS						
(including loans to financial institutions)	(%)	-	-	17.5	24.2	(6.7)
LOAN LOSS PROVISIONS / NPLs	(%)	-	-	80.2	67.5	12.7

		2003	2002	CHANGE
NUMBER OF BRANCHES				
- NATIONWIDE BRANCHES	(BRANCHES)	501	483	18
- OVERSEAS BRANCHES	(BRANCHES)	3	3	0
NUMBER OF EMPLOYEES	(PERSONS)	10.865	10.710	155

Remark : * Consolidated Financial Statements including Subsidiaries.

MESSAGE FROM THE BOARD OF DIRECTORS



Dear Shareholders,

2003 will best be remembered as a *watershed year* in our history. At the end of the year the Bank had finally recovered from the aftermath of the Asian financial crisis of the late 1990's and reached a new plateau - in terms of its position, profitability and growth prospects. These developments are attested to through the following landmarks:

- The year marks the highest ever profit, asset level, and shareholders' equity in the Bank's history, even exceeding the pre-financial crisis peak;
- Early successes of the well-entrenched Change Program during the year is resulting in a revitalized banking franchise and solid positioning for future growth to market share and profitability; and
- A well developed corporate governance framework, implemented at all levels within the Bank, together with appropriate policies and practices will enable the Bank to meet the many competitive challenges that lie ahead.

These record achievements were accomplished against a backdrop of a remarkable recovery for the Thai economy during the year, despite the threats posed by the SARS epidemic earlier in the year and the fall-out from the global 'war on terror'. Apart from leveraging from the economic growth the Bank benefited from the strong internal realignment of structures and processes and its clear focus on quality growth. Also, it has started to harvest the results from its on-going efforts to develop the quality, skills and collaboration of its employees.

Financial Results Overview

It is with much pleasure that the Board summarizes the impressive financial results of 2003:

- The 2003 net profit at Baht 12.5 billion was at its highest level in the Bank's history. To a large extent this reflects a steady and continuing improvement in our business growth, the effective containment of expenses, and a sharp reduction in the provisioning requirements. Further, a 20% improvement to the pre-provisioning profit compared to 2002, underscores the sound improvement to the overall health of our banking franchise and the effectiveness of the Bank's strategies and plans. Also, the results attest to our improved ability to manage the net interest margin, generate additional fee income, improve the performance of group companies and maintain a competitive cost-to-income ratio.

- At 19.5% the Bank's return on equity (ROE) is close to our aspiration of 20%. In addition, at Baht 3.94, the earnings per share is best since the onset of the financial crisis. Improvements to both these indicators highlight our commitment to deliver sustainable enhancement to underlying shareholder value.

- During the year we were successful in reducing the amount of Non-Performing Loans (NPLs) by Baht 30 billion and maintaining an 80% coverage ratio for the remaining NPLs at the end of 2003. With effective risk management systems that we now have in place, the Board is confident that any new NPLs will be contained within defined tolerance levels and that legacy NPLs will be resolved in the short-to-medium term. These improvements to the risk management practices will better support future growth and ensure sustainable profitability of the Bank.

- At the end of the year the Bank further improved its capital base. Including 2003 profits, a capital adequacy ratio is 15.3% - well in excess of the 8.5% capital adequacy required by the Bank of Thailand. With 9.5% of this as Tier-1 capital, the Bank is well positioned for further growth in the year ahead.

Change Program

The transformational Change Program, approved by your Board in 2001, continues to gather traction in rebuilding the Bank's competitive foundation through a series of far-reaching projects. The first wave of the Change projects was implemented in 2002, mainly in the Corporate, SMEs, Credit Processes and Credit Workout area. The next wave of projects, completed in mid-2003, were centered on the retail business and included extensive process reengineering, reorganization of the retail bank, redesign and rebranding of all branches (roll-out will be completed by mid 2005), and repositioning of the branch network for further growth. The third wave of projects, completed towards the end of the year, included a state-of-the-art customer contact center and the first phase of a new financial management system. Collectively, successful completion of these projects and the early translation to financial benefits evidences the enhanced execution capability of the Bank and its commitment to radically transform its business vitality and profitability.

Corporate Governance

During the year, your Board adopted a strong focus on enhancing the good governance framework at all level within the Bank. The results attained included:

- a new and enhanced Board Charter;
- a new and enhanced Directors and Employees' Code of Conduct; and
- a corporate Disclosure Policy

These improvements have been recognized by several third parties and your Board was a recipient of a number of awards, including, **Board of the Year** Award, a **Disclosure Report** Award and **Best Corporate Governance Report** Award.

Strategy for 2004

Your Board is confident the Bank will sustain improvements to its growth and profitability in the year ahead and maintain the high ROE that the Bank achieved in 2003. In part, this goal will be achieved through a continued focus on growth, particularly through better leveraging our universal banking franchise, and through opportunities afforded by the Financial Master Plan. In part, the Bank will continue its efforts to implement the remaining projects under the existing Change Program and will develop a blueprint for the next level of transformational improvements that are required to nurture continued competitive growth.

The Board recognizes that while the Bank has made many radical and far-reaching changes to its strategy and operations, a further more complex set of changes is essential in order to enhance its competitive position and attain its vision of becoming the *Bank of Choice* in Thailand.

Changes in the Board

At the last Annual General Meeting, the shareholders approved increasing the number of Board members to sixteen. Also, at the Annual General Meeting, after long and distinguished service to the Board, M.L. Usni Pramoj retired by rotation and decided not to stand for reelection. Finally, the Board was saddened that its director and long standing Audit Committee chairman, the late Khun Viroj Phutrakul, passed away prior to the Annual Meeting.

The new directors that joined the Board as a result were Khun Sumate Tanthuwanit, Khun Pichai Chunhavajira, Khun Tiraphot Vajrabhaya and Khun Maris Samaram. Further, two directors resigned during the year - Khun Aswin Kongsiri and Mr. Mahito Kageyama. Khun Pantip Surathin and Mr. Sohei Sasaki replaced them.

We believe that the composition of the Board of Directors now reflects a healthy amalgam of experience and freshness with the Bank. Collectively, the Board is well placed to guide the Bank in the year ahead.

Recognitions

During the year the Bank was fortunate to have been the recipient of a number of prestigious awards including: the *Best Bank in Thailand* from The Asset Magazine (4th year in a row); *Best Domestic Commercial Bank* in Thailand from Asia Money Magazine (2nd year in a row); and *Best Local Bank in Thailand* from Finance Asia Magazine.

We would be remiss in not expressing our appreciation to the management and staff of the Bank for their loyalty and hard work, as none of the achievements during the year would have been possible without their unstinting effort. Also, we thank our customers and shareholders for their continued loyalty and support. We look forward to serve you all in the year ahead.

Yours sincerely,

(Dr. Chirayu Isarangkun Na Ayuthaya)	(Dr. Vichit Suraphongchai)	(Khunying Jada Wattanasiritham)
Chairman	Chairman of the Executive Committee	President & CEO

Siam Commercial Bank

Let us serve you...



BOARD OF DIRECTORS



DR. CHIRAYU ISARANGKUN NA AYUTHAYA Chairman

Dr. Chirayu holds an Economics (Hons.) degree from the London School of Economics and a Ph.D. in Economics from the Australian National University. Starting his career as an economist he went on to serve as the Dean of the School of Development Economics at the National Institute of Development Administration (NIDA). In the early 1980's, he was appointed to the cabinet of the Royal Thai Government and served as the Deputy Minister of Industry, the Minister of Industry, and as the Minister attached to the Prime Minister's office.

Since 1987, Dr. Chirayu has managed the diverse holdings and investments of the Bureau of Crown Property and, at the same time, served in the prestigious position of Grand Chamberlain to the Royal Household. Also, over the years, Dr. Chirayu has served as Chairman and/or Director for several major companies in Thailand.

Concurrently, with his business and Royal Household responsibilities, Dr. Chirayu has made many contributions to our community, most notably through serving on the council of trustees of the Thailand Development Research Institute (TDRI).

As the Bank's longstanding chairman Dr. Chirayu provides an invaluable corporate direction to the Board and reinforces its strong drive to attain the highest standard of corporate governance.

DR. VICHIT SURAPHONGCHAI Director and Chairman of the Executive Committee



Dr. Vichit holds a Bachelor's degree in Engineering from Chulalongkorn University, a Master's degree in Engineering from the University of California in Berkeley, and an M.B.A. and Ph.D. from UCLA. He started his career in banking at Bangkok Bank PCL. and at the time he left he was serving as its President. He later joined the Royal Thai Government as the Minister of Transport and Communication (1994-1995). He returned to the banking world as the Chairman of Radanasin Bank PCL. Currently, he serves on the Board of Thai Airways International, CapitaLand Financial Limited in Singapore and SembCorp Industries Limited in Singapore. Dr. Vichit also serves as a member of the Supervisory Board of Kempinski AG and an advisor to the Bureau of Crown Property.

Dr. Vichit has contributed to education development in the Kingdom in his previous capacity as a member of the National Education Commission and National Institute of Development Administration Council (NIDA). At present, he serves as a Trustee of the Asian Institute of Technology (AIT).

Since joining the Board of the Bank, Dr. Vichit has provided the vision and leadership to transform the Bank's franchise and dramatically restore its profitability. He has had an active role in both the formulation of policies as well as the on-going review of operations and performance. Attesting to his many accomplishments at the Bank, he was named 'Banker of the Year' in 2003 by the Nation Group of Newspapers.



MR. MARIS SAMARAM Director and Chairman of the Audit Committee

Khun Maris holds a Bachelor's degree majoring in Accounting from the University of the East (Philippines). Subsequently, he attended the Program for Management Development at the Harvard Business School, U.S.A.

Khun Maris commenced his auditing career in 1961 and qualified as a CPA with the SGV Group in the Philippines. In 1967, he was transferred to Bangkok with a mandate to develop a new practice location for the Group. In 1974, he was admitted an SGV Group partner. In Thailand, he has been involved in providing both audit and business advisory services to a diverse range of multinational and Thai institutions. In 1978, he was appointed the Country Managing Partner and in 1992 he assumed the position of Chairman of the Thai practice.

He retired from SGV-Na Thalang in 2001 and has since performed independent advisory assignments. He serves as independent director of Millenium Steel PCL. and Sub Sri Thai Warehouse PCL.

With his 40 years experience in a major regional audit firm and as an independent director and the Chairman of the Audit Committee, he brings to the Bank outstanding credentials in enhancing the effectiveness of its audit policies, practices and procedures.



MR. ANAND PANYARACHUN Director, Chairman of the Compensation Committee, Chairman of the Nomination and Corporate Governance Committee

After completing his B.A. (Hons.) degree from Trinity College, University of Cambridge, Khun Anand commenced his distinguished career in the Thai Foreign Service. Highlights of his career included service as the Thai Ambassador to the U.S.A., the Thai Permanent Representative to the United Nations, and as the Permanent Secretary to the Ministry of Foreign Affairs. On leaving the Foreign Service, Khun Anand has been active in both the world of business and the community at large.

Khun Anand is widely recognized for his pivotal role in the kingdom's political development through his two appointments as Prime Minister of Thailand and for leading the effort in drafting the new constitution of the Kingdom.

He was recently appointed by the U.N. Secretary General, to chair the high-level Panel established to review the role of the United Nations in a rapidly changing global political environment. He has received Honorary Degrees from many national and foreign universities, and is recipient of the prestigious Ramon Magsaysay Award. Also, he has received many prestigious royal decorations in Thailand and Overseas.

As a long standing, independent director Khun Anand brings an unparalleled perspective on the macro-level challenges facing the Bank and the drive to initiate and promote good governance within the Bank.



MR. BODIN ASAVANICH Director and Member of the Executive Committee

Khun Bodin holds a Bachelor of Laws degree from Thammasat University and a Master of Law and Master of Comparative Jurisprudence from New York University, U.S.A. He is a member of the Thai Bar Association.

Khun Bodin has over 30 years of experience as a legal practitioner. In 1976, he joined a law firm in New York, U.S.A. and returned to Thailand as a Managing Partner of the B&N Legal Office. Subsequently, he joined PTT PCL as the Director of its Legal Division before moving to Siam Cement PCL and is now its Group General Counsel. Concurrently, he serves as Managing Director, Cementhai Legal Counsel Limited, as a Board Director of CPB Equity Co., Ltd. and CPB Property Co., Ltd. and as the Secretary General to the Federation of Thai Industries. He also is a member of several public and private committees under various government agencies and non-profit organizations.

He brings a valuable perspective to matters arising at both the Executive Committee and the Board of Directors of the Bank.



MR. PICHAI CHUNHAVAJIRA Director and Member of the Audit Committee

Khun Pichai holds a Bachelor's degree in Accounting from Thammasat University, and an M.B.A. in Finance from Indiana University of Pennsylvania, U.S.A.

He serves as the Senior Executive Vice President, Corporate Finance & Accounting, PTT PCL. and concurrently, acting President, The Bangchak Petroleum PCL. He is recognized for his financial and accounting expertise through his role in the successful initial public offering and listing of the shares in PTT Exploration & Production PCL. in 1983 as well as planning and implementing of PTT's privatization in 2001. He was named 'CFO of the Year in 2001' by the Nation group and more recently as the 'Best CFO of the Year in 2003' by the prestigious *Institutional Investor magazine*.

He serves on the boards of several companies such as Dhipaya Insurance PCL., PTT Exploration & Production PCL., The Aromatics (Thailand) PCL. and Thai Olefins PCL. He also serves on the economics research committee of the National Research Council of Thailand.

As member of the Audit Committee, Khun Pichai brings to the Board exceptional talent on accounting and finance issues from both an internal and market perspective.



MR. TIRAPHOT VAJRABHAYA Director and Member of the Audit Committee

Khun Tiraphot holds a B.A. in Economics and Commerce from the University of Melbourne, and an M.B.A. from Boston University, U.S.A.

Since 2001, he serves as the Chairman of the Shell group of companies in Thailand and the General Manager of its Retail Operations in South Asia and the Indo-China region - a rare distinction for a Thai national. He has extensive management experience in many areas of the energy business at Shell in both Thailand and the U.K. including finance, shipping and supply management, marketing, and personnel management. Also, he serves on the boards of the Shell affiliates in Thailand.

As an independent director on the Board, he brings with him both his commercial acumen and deep knowledge of best practices in the management of a large and complex institution.



MR. JOHN WILLIAM HANCOCK Director, Member of the Compensation Committee, Member of the Nomination and Corporate Governance Committee

Mr. John Hancock holds an LL.B. degree from the University of Adelaide, South Australia and has been admitted to practice law in South Australia, Victoria and New South Wales and is a permitted legal advisor in Thailand.

Since 1970, he has practiced in New York, Hong Kong, Singapore and Bangkok and is the Honorary Chairman of and Senior Advisor to the Baker & McKenzie law firm in Bangkok. He founded the Bangkok Office of Baker & McKenzie, and has spent a total of 30 years in legal practice in Thailand. He also serves on the Board of Serm Suk PCL.

He has served as President of the Australian Chamber of Commerce in 1986/7 and again in 1998/9. He was the only one in Thailand who was featured as one of the top 20 Australians in Asia by Business Review Magazine (2003 issue).

As an independent director and one of Thailand's leading lawyers, he brings to the Board an invaluable insight on all commercial and legal matters.



MR. PETER SEAH LIM HUAT Director, Member of the Compensation Committee, Member of the Nomination and Corporate Governance Committee

Mr. Seah holds a B.B.A. (Hons.) degree from the University of Singapore. He serves as the President and Chief Executive Officer of Singapore Technologies Pte Ltd (ST) and is a member of its Board of Directors. Prior to that, for the past 33 years, he was a banker and retired as the Vice Chairman and Chief Executive Officer of the Overseas Union Bank in 2001.

Concurrently, he is the Chairman of SembCorp Industries and Singapore Technologies Engineering. In addition, he sits on the board of many corporations including CapitaLand Limited and Government of Singapore Investment Corporation.

Mr. Seah received the Public Service Medal (Pingat Bakti Masyarakat) in the 1995 National Day Honors in recognition of his contribution to Social and Community Service. In August 1999, he was awarded the Public Service Star (Bintang Bakti Masyarakat) for his role as Chairman for the Sub-Committee on Finance and Banking, Committee on Singapore's Competitiveness. He was appointed a Justice of the Peace in 2003.

As a prominent banker and an independent director, he brings an experienced perspective on the issues and challenges faced by the rapidly evolving landscape of the regional financial services industry.



MR. SUMATE TANTHUWANIT Director and Member of the Compensation Committee

Khun Sumate holds a B.Sc. (Hons.) degree from Chulalongkorn University and an M.Sc. in Management Engineering from the Asian Institute of Technology. He has had a life-long career in shipping related business. In 1980, he founded Regional Container Lines (RCL) to provide feeder services between Thailand and Singapore. The company was listed on the Stock Exchange of Thailand in 1988 and he still serves as its Group President.

Concurrently, Khun Sumate is Chief Executive Officer of TIPS Co., Ltd., Thai Prosperity Terminal Co., Ltd. and Sintanachote Co., Ltd. which are companies providing wharf, container freight station and bonded warehouse facilities. He is also the President of the German -Thai Chamber of Commerce for the sixth year and a member of International Advisory Council of PSA Corporation Limited, Singapore. During 1998-1999, he served as a Director of Radanasin Bank.

As a veteran of the shipping and logistics sector and a well-regarded local entrepreneur, he brings an important dimension to the Board from both a trade and business development perspective, particularly with respect to the fast growing China market



M.R. DISNADDA DISKUL Director

M.R. Disnadda holds a degree in Business Administration from Indiana University (Bloomington), U.S.A. He has had a unique, life-long commitment to community service, especially for the benefit of the hill tribe communities in north Thailand on the border with Myanmar.

He serves as the secretary-general, Mae Fah Luang Foundation, established under Royal Patronage. Since 1988, he has been Chairman of the Doi Tung Development Project, established under Royal Patronage and the Director-General of the Center for Coordination of the Doi Tung Development - both of which were established to raise the living standards and economic well-being of the local community.

In recognition of his community service achievements, he was appointed by the United Nations Office on Drugs and Crime (UNODC) to be one of 11 core members of UNODC Working Group to evaluate similar development projects in other parts of the world. In addition, the Royal Thai Government and Myanmar Government jointly appointed him to expand the community served by the Doi Tung Development Project.

M.R. Disnadda serves on the Board of CPB Property Co., Ltd. and CPB Equity Co., Ltd. He provides an important community service perspective to the Board.



MR. VERACHAI TANTIKUL Director

Khun Verachai holds an LL.B (Hons.) from Thammasat University and is a Barrister-at-Law at the Thai Bar. Also, he holds an LL.M. degree from the University of California, Berkeley, U.S.A.

Khun Verachai serves as an Adviser to the Minister of Finance of the Royal Thai Government. Prior to this appointment, he spent 30 years at the Ministry of Finance serving in a variety of important roles. His last position, prior to his retirement in 2003, was the Director-General of the Treasury Department.

As a veteran of the Ministry of Finance and an expert adviser to the Minister of Finance, he provides a very useful perspective to the Board on the impact of new and emerging government's policies on the economy and the Bank. Also, as a highly regarded tax expert in Thailand he provides valuable guidance on taxation policy to the Bank.



MRS. PUNTIP SURATHIN Director

Khun Puntip holds a B.A. (Hons.) from Chulalongkorn University and an M.A. in Business Administration from Fort Hays Kansas State College in U.S.A.

Khun Puntip serves as the Director of the State Enterprise Policy Office, Ministry of Finance since 2002. She joined the Ministry of Finance over 30 years ago and has worked for long periods at the Comptroller General's Department. She has held a number of positions at the Ministry of Finance including Director, Office of the State Enterprise and Government Securities; Deputy Comptroller-General; Senior Expert in Public Debt and Public Finance; and the immediate prior position of Chief Inspector General of the Ministry of Finance. Also, she serves on the Board of Asia Credit PCL.

Khun Puntip brings to the Board a strong knowledge of the practices of the significant State Enterprise sector as well as a deep understanding of current government policies as they relate to the financial services sector.



MR. SOHEI SASAKI Director

Mr. Sasaki holds a Bachelor of Commercial Science degree from Keio University, Japan.

Mr. Sasaki has extensive experience within the banking sector in Japan and a deep knowledge of global trends in the financial sector, especially in the areas of treasury management, trading and financial instruments. He joined UFJ Bank of Japan (formerly Sanwa Bank) over 30 years ago and has served in a variety of important roles. He was General Manager, International Treasury & Trading Department before taking his current position as Executive Officer, Deputy Head of Global Banking & Trading Division in 2003.

Mr. Sasaki provides the Board with an insight on Asia's premier economy and the manner in which the Bank can improve its operations, particularly in developing its business relationship with Japanese clients.

KHUNYING JADA WATTANASIRITHAM



Director, President & Chief Executive Officer and Member of the Executive Committee

Khunying Jada holds a graduate degree from University of Cambridge and a Master's degree from Williams College (U.S.A.). She has the distinction of being the first woman to serve as the President and CEO of the Bank.

Khunying Jada commenced her distinguished career in banking at the central bank of the country - Bank of Thailand (BOT). In 1975, she joined the Bank to develop its research and planning function. Since that time she has held a member of senior executive roles within the Bank covering the international business arena, corporate and institutional banking, and capital markets.

Concurrently, with her professional career Khunying Jada has contributed to a large number of social and community issues. In recognition of these contributions, she was awarded the royal decoration of Chulachomklao with the title Khunying in May 2000.

As the President & CEO of the Bank, Khunying Jada provides effective oversight on all areas of the Bank's business, particularly in growing its franchise as well as managing the underlying risks and internal control environment.



MRS. KANNIKAR CHALITAPORN

Director, Senior Executive Vice President and Member of the Executive Committee

Khun Kannikar holds a Bachelor's degree in Business from the University of Colorado and attended the Advanced Management Program at Harvard Business School. Prior to joining the Bank she was with Unilever Thailand for 32 years. Over the years at Unilever, through the application of modern marketing concepts, she had a critical role in dramatically improving Unilever's market share and profitability in Thailand. On leaving Unilever Thailand she was serving as its Vice Chairman.

As a result of these achievements in marketing, she has been publicly recognized by her peers and was named the 'Professional Woman of the Year' in 1999. She also served as the Chairman of the Thai Management Association (2000-2002).

In parallel with her business commitments, she took a leading role in meeting Unilever's community commitments. She led the creation of '1,000 scholarship awards per year' program and established 15 Unilever parks in Bangkok.

Khun Kannikar joined the Board in 2002 and the management team of the Bank in January 2003. In her role as Head of the Retail Bank, she has bought a fresh, invigorating, and consumer focussed perspective to its retail business.

Advisor to the Executive Committee	Mr. Aswin Kongsiri
Company Secretary	Mrs. Siribunchong Uthayophas

Changes of Board of Directors in 2003

- Mr. Viroj Phutrakul passed away on February 16, 2003.
- Mr. Maris Samaram was elected as Director on February 25, 2003 to fill the position vacated by the passing away of Mr. Viroj Phutrakul.
- Mr. Tiraphot Vajrabhaya was elected to fill in the place of the retiring director, M.L. Usni Pramoj, who did not seek a reelection as Director at the Annual General Meeting of Shareholders no.180 on April 9, 2003.
- Mr. Pichai Chunhavajira and Mr. Sumate Tanthuwanit were elected as Directors to fill two additional board members at the Annual General Meeting of Shareholders no.180 on April 9, 2003.
- Mr. Sohei Sasaki was elected as Director on June 30, 2003 to fill the position vacated by the resignation of Mr. Mahito Kageyama.
- Mrs. Puntip Surathin was elected as Director on July 18, 2003 to fill the position vacated by the resignation of Mr. Aswin Kognsiri.

Governance Structure

Board of Directors

Executive Committee

Audit Committee

Compensation Committee

Nomination and Corporate Governance Committee

Risk Management Committee

Strategy and Review Committee

Change Program Steering Committee

Assets and Liabilities Management Committee

Investment Committee

Management Structure

Audit

Corporate Communication — Executive Management — Change Program

Business Units

- Corporate Banking
- Retail Banking
- Business Cash Management
- Special Assets
- Treasury

Shared Service Units

- Risk Management
- Information Technology
- Human Resources
- Finance
- Operations



KHUNYING JADA WATTANASIRITHAM Director, President & Chief Executive Officer and Member of the Executive Committee

Khunying Jada holds a Bachelor's degree from University of Cambridge and a Master's degree from Williams College (USA). She has the distinction of being the first woman to serve as the President and CEO of the Bank. Khunying Jada commenced her distinguished career in banking at the central bank of the country - Bank of Thailand (BOT). In 1975, she joined the Bank to develop its research and planing function. Since that time she has held a number of senior executive roles within the Bank covering international business arena, corporate and institutional banking, and capital markets. As the President & CEO of the Bank, Khunying Jada provides effective oversight on all areas of the Bank's business, particularly in growing its franchise as well as managing the underlying risks and internal control environment.



MRS. KANNIKAR CHALITAPORN Director, Senior Executive Vice President, Member of the Executive Committee, Group Head, Retail Banking Group

Khun Kannikar holds a Bachelor's degree in Business from the University of Colorado and attended the Advanced Management Program at Harvard Business School. Prior to joining the Bank she was with Unilever Thailand for 32 years. Over the years at Unilever, through the application of modern marketing concepts, she had a critical role in dramatically improving Unilever's market share and profitability in Thailand. On leaving Unilever Thailand she was serving as its Vice Chairman. Khun Kannikar joined the Board in 2002 and the management team of the Bank in January 2003. In her role as Head of the Retail Bank, she has bought a fresh, invigorating, and consumer focussed perspective to its retail business.



MR. CHATCHAVAL BHANALAPH Senior Executive Vice President, Group Head, Corporate Banking Group

Khun Chatchaval has extensive experience in commercial bank businesses. After graduating with a Bachelor's degree in Commerce from Chulalongkorn University, he worked in the private sector and then EGAT before pursuing his Master's degree at Fort Hays Kansas State College in the United States. Khun Chatchaval joined SCB in 1972 and worked in the areas of correspondent bank, international trade, international banking, and credit operations, respectively. In 1985, he was responsible for treasury business and became Manager of Treasury Department in 1987. He was later appointed Executive Vice President, Money and Capital Market Group in 1992. Khun Chatchaval was promoted to Senior Executive Vice President, Corporate Banking Group in 1999 in charge of large corporate lending. He is currently responsible for the development of products and services to corporate clients.

* *Khun Chatchaval retired on March 1, 2004.*



MR. DEEPAK SARUP Senior Executive Vice President, Change Program and Information Technology

Khun Deepak holds a Bachelor's degree in Commerce (Hons) with a diploma in Accounting (with distinction). He is a Fellow of The Institute of Chartered Accountants in England and Wales (FCA) and a Fellow of the Wharton School, University of Pennsylvania. He commenced his career with Touche Ross & Co in London and has since worked in a number of different management roles in many countries. Immediately prior to joining the Bank in 2002, he was Managing Director of Asia Pacific for ALLTEL Information Services Inc. In this role he led the transformation in the market position and profitability of the Asia Pacific operations of this US Fortune 500 company. Before assuming this role, he was First Executive Vice President of Radanasin Bank PCL. He had served as International President, Information Systems Audit and Control Association (1991-1993) and as a member of the IT Committee of the International Federation of Accountants (1995-2001).



MR. WUCHIEN MICHAEL THAN Senior Executive Vice President, Chief HR Officer

Born in China and raised in India, Khun Michael also lived and worked in Canada, the United States, Hong Kong and Japan before coming to Thailand in 1994. He has more than 30 years' experience in the fields of human resources management and organizational development. His previous employers include Bankers Trust in New York, Hong Kong and Tokyo, American Express in Toronto and New York and, most recently, Bangkok Bank. He has been with SCB since 2002 as Chief Human Resources Officer. Khun Michael has a Bachelor's degree (Hons.) in Economics from Presidency College and an M.B.A. in Behavioral Sciences from the Indian Institute of Management, Calcutta.



MRS. KANNIKA NGAMSOPEE Executive Vice President, Chief Audit Executive

Khun Kannika holds a Bachelor's degree (Hons.) and a Master's degree in Accounting and a Bachelor's degree in Law from Thammasat University. She also holds a Master of Management from Sasin Graduate Institute of Business Administration, Chulalongkorn University. Before joining the Bank in 2001, Khun Kannika held various executive positions at a foreign bank in Thailand, an international organization, and other financial institutions. Her past responsibilities covered many areas including accounting, finance, auditing and general management. During 1982-1992, she worked at the Chase Manhattan Bank, Bangkok Branch as Country Financial Manager and Controller, and Country Administrative Officer, respectively. Following that, she was Assistant Managing Director at Finance One PLC and Chief Financial Officer at Sithe Pacific Development L.L.C. in 1998.

* *Khun Kannika was appointed as Chief Financial Officer (CFO) on March 1, 2004.*



MR. SIRICHAI SOMBUTSIRI Executive Vice President, Group Head, Corporate Relationship Group

Khun Sirichai holds a Bachelor's degree (Hons) in Accounting from Thammasat University and an M.B.A. in Finance from University of Southern California, U.S.A. He joined SCB in 1977 and worked in the fields of foreign branch and treasury. Khun Sirichai resigned from the Bank to serve as President of Thai Summit Finance and Securities Co., Ltd. during 1994-1998, and later Managing Director of Radanasin Bank PCL during 1998-1999. He rejoined the Bank in 1999 as Executive Vice President, Treasury and Capital Market Division. He was later assigned to take responsibilities for corporate lending and became head of the Corporate Relationship Group in 2003 and manages Corporate and SME clients that account for 55% of the Bank's total loan portfolio.

* *Khun Sirichai was appointed as Senior Executive Vice President, Group Head, Corporate Banking Group on March 1, 2004.*



MR. SARUNTHORN CHUTIMA Executive Vice President, Division Head, Corporate Division 1

Khun Sarunthorn has almost 20 years of experience in corporate lending. He joined the Bank after graduating from Chulalongkorn University with a Bachelor's degree in Accounting and an M.B.A. from Ohio University. He managed project finance and became Manager of Corporate Department 4 responsible for corporate lending to energy and petrochemical sectors prior to his appointment to ITV Co., Ltd. in 1996 as its Managing Director and the Bank's representative. After completing his mission to divest the controlling stake of the Bank at ITV, he returned to the Bank to resume his work with big corporate clients. He was promoted Executive Vice President in 2003.



MRS. PASPUN SUWANCHINDA Executive Vice President, Division Head, SME Division

After completing her undergraduate study in Business Administration from Kasetsart University and graduate study in Economics from Middle Tennessee State University, U.S.A., Khun Paspun joined SCB as a credit officer in 1976. She was Branch Manager of Thanon Wittayu Branch during 1983-1990. She returned to Head Office and was appointed Deputy Manager of Corporate Department 3 during 1990-1991. Khun Paspun then resigned from the Bank to become Managing Director of Dynamic Eastern Finance Thailand Co., Ltd. After rejoining the Bank in 1992, she was General Manager of Chicago Branch and Los Angeles Branch for 6 years. Prior to her current appointment as Executive Vice President, SME Division in 2002, Khun Paspun was Manager of Corporate Department 4 responsible for corporate lending in telecommunication and petrochemical industries.



MR. CHARLIE WANNAWASU Executive Vice President, Division Head, Japanese Division

Khun Charlie is an expert in managing Japanese client relationship. After graduating from Meisei University in Japan in 1973 and training at Sanwa Bank in Japan, he joined the Bank in 1974 as a credit officer. In 1981, he started working with Siam Cement Trading Co., Ltd. as a branch manager in Tokyo. Khun Charlie rejoined the Bank in 1988 and was promoted Executive Vice President, Corporate Division 1 in 1994, responsible for lending to multi-national companies and large corporates in the garment and automotive industries. When the Bank established a special Japanese Division in 2003, Khun Charlie was appointed to head this Division.



MRS. MALEERATNA PLUMCHITCHOM Executive Vice President, Division Head, Financial and Institutional Division

Khun Maleeratna graduated from Chulalongkorn University with a Bachelor's degree in Accounting (Hons). She also holds an M.B.A. from Michigan State University, U.S.A. Khun Maleeratna joined the Bank in 1973. Her work experience spans the fields of accounting, branch management, and business development promotion. In 1994, she was appointed Managing Director of SCB Credit Card Center, a subsidiary of SCB responsible for the credit card business. She returned to the Bank in 1999 as Executive Vice President, International Banking Division. In her current position, she is responsible for local and international institutional clients. Khun Maleeratna holds a number of business and social positions such as Advisor to Public Health Minister; and Director of World Trade Organization of the Joint Standing Committee on Commerce, Industry, and Banking, and President of the Federation of Business, and Professional Women's Association, Thailand.



MR. SOMCHAI SANYALAKSIRI Executive Vice President, Division Head, Business Products Division

Khun Somchai has extensive experience in money market and capital market. After completing his Bachelor's degree in Economics at Kasetsart University and Master's degree in the same field at the University of Kansas, U.S.A., he joined SCB as staff in Treasury Department in 1981 before assuming responsibility for foreign branches. He was Deputy General Manager of London Branch for 3 years and then served as Manager of International Banking Facility Office at the Head Office. Khun Somchai was appointed Senior Vice President of Treasury Department in 1994 and Senior Vice President of Capital Market Department in 1999. He was later promoted to Executive Vice President responsible for retail business in 2002. He is currently Executive Vice President, Business Products Division, responsible for marketing products and services to corporate clients.



MR. CHARAMPORN JOTIKASTHIRA Executive Vice President, Group Head, Business Cash Management Group

After receiving a Bachelor's degree in Electrical Engineering and Computer Science from Massachusetts Institute of Technology and an M.B.A. from Harvard Graduate School of Business Administration, with 4 years of work experience in the technology sector in the United States, Khun Charamporn began his career with SCB in 1985 as a manager in the fields of technology, treasury, and credit, respectively. Khun Charamporn was Managing Director of the Bank's subsidiaries: SCB Asset Management in 1992, Thai Thamrong Finance Company in 1994; and President and CEO of SCB Securities in 1995 prior to returning to the Bank as Executive Vice President, Risk Management in 1999, a Chief Information Officer in 2001. When the Bank set up Business Cash Management Division in 2002, he was appointed to head this strategic division. Khun Charamporn is currently a member of the Board of Governor of the Stock Exchange of Thailand.



MRS. CHANTIMA CHATURAPHAT Executive Vice President, Division Head, Products Division
(President & CEO, SCB Business Services Company Limited)

Khun Chantima holds a Bachelor's degree in Accounting from Chulalongkorn University and an M.B.A. from Central State University, U.S.A. She began her career with SCB as credit officer and later served as a branch manager for 10 years. In 1990, she moved to the Head Office to manage lending to large corporates and the commercial segment. In her position as Manager of Corporate Department 5, she was responsible for real estate and construction sectors. In 1999, she was appointed Executive Vice President, Credit Card Division and President & CEO, SCB Business Services Company Limited. In her present role, she is responsible for the development of all retail products and related business volumes.



MR. NA BHENGBHASANG KRISHNAMRA Executive Vice President, Division Head, Sales and Service Division

Khun Na Bhengbhasang holds a Bachelor's degree and a Master's degree from University of Pennsylvania, U.S.A. He has been with the Bank since 1971 and has extensive experience in banking including management of local and foreign branches. He was Manager of Los Angeles Branch in 1984 and Manager of International Banking Department during 1987-1993. Khun Na Bhengbhasang was assigned to be responsible for consumer lending and later was appointed Executive Vice President, Consumer Banking Group in 1994. In consumer lending, he had a leadership role in making SCB the leader in the mortgage market segment. Prior to his current position as Executive Vice President of Channel Management Division or Sales & Service Division, he was responsible for the Special Assets Division. His current responsibilities span the entire domestic branch network as well as all sales and services points within retail.



MR. KARL FAWZI BAIM Executive Vice President, Division Head, Operations Division

Khun Karl has 27 years of working experience with Citigroup. He had worked in Saudi Arabia, Australia, Singapore and Thailand in various positions. Prior to his assignment as the Regional Operations & Technology Head of the Citigroup Private Bank for Asia Pacific and Middle East, he had initially managed the country Operations & Technology Group and later on, assumed the role of E-Business & Securities Business Head for Citibank Thailand. Khun Karl joined SCB in 2003 as Head of Operations Division. He holds a Bachelor's degree in Accounting.

** Khun Karl was appointed as Executive Vice President, Group Head, Operations Group*



MR. PERMPOON KRAIRIKSH Executive Vice President, Group Head, Special Assets Group

Khun Permpoon has extensive experience in credit lending. After graduating from Boston University in the United States, he joined SCB in 1975 working in Centralized Credit Department before moving to International Trade Department. He was later assigned as Head of Credit Division at Taladnoi Branch. Then he moved back to Head Office under Credit and Marketing Department responsible for large manufacturing and services industries. In 1994, Khun Permpoon was appointed Executive Vice President in charge of agricultural and commercial credit and later moved to develop large corporates relationship and, following that, consumer loan business. In 2002, Khun Permpoon was appointed Executive Vice President of Special Assets, managing the non-performing portfolio of the Bank.



MR. YOKPORN TANTISAWETRAT Executive Vice President, Chief Risk Officer

Khun Yokporn has been with SCB over 26 years after completing his Bachelor's degree and Master's degree in Economics at Chulalongkorn University and Thammasat University, respectively. His work experience has covered the areas of economic research, credit, and capital market. In his position as head of Capital Market Department, he played an important role in SCB's major recapitalization in 1999. After his appointment as Executive Vice President, Risk Management and Planning Division in 2000, he has responsibility for developing risk management as a core competence of the Bank.

CORPORATE GOVERNANCE REPORT

The Board recognizes the critical importance of good governance in promoting and strengthening the trust of its shareholders, stakeholders and the public, and believes that corporate governance best practices will enhance shareholder value. Accordingly, the Board of Directors of the Siam Commercial Bank is committed to compliance with corporate governance guidelines issued by the regulatory bodies that govern its operations as a commercial bank and public company, and to the implementation and compliance with such other higher standards as are appropriate to the conduct of its business.

In particular, in pursuing the vision of the Bank **"to be the Bank of Choice for Customers, Shareholders and Employees"**, the Board is committed to conduct itself in accordance with the highest standards of ethical behavior and in accordance with the law. The functions and responsibilities of the Board are as stipulated by law and the resolutions of shareholders. This includes the following:

(a) Developing and/or approving policies and strategies for, and financial objectives of the Bank and monitoring the implementation of these policies, strategies and financial objectives, with the aim of maximizing its economic value and shareholders' wealth;

(b) Formulating and/or approving structures, procedures, and practices designed to ensure compliance with regulatory requirements, the Articles of Association, resolutions of shareholders' meetings and general ethical standards;

(c) Formulating and/or approving structures, procedures and practices designed to ensure that there are appropriate systems of risk management, compliance and internal control;

(d) Monitoring and assessing the performance of management in achieving strategic targets and budgets approved by the Board (at least half-yearly);

(e) Setting criteria for, and evaluating, the performance of the President, and other senior members of the management team (at least annually);

(f) Reviewing, on a regular and continuing basis, the succession plan for the position of President;

(g) Observing and ensuring compliance with the Directors' Code of Conduct.

The Board of Directors

Qualifications

Members of the Board are persons who have the background and experience in finance, banking, business, marketing, legal, management, and/or such other experience deemed beneficial to the Board in performing its duty.

At present, there are 16 Board members, whose names and backgrounds are provided on page 8-13 of this report.

In addition, 9 Directors have participated in the Thai Institute of Directors (IOD)'s director programs:

- *Chairman Program:* Dr. Chirayu Isarangkun Na Ayuthaya; Dr. Vichit Suraphongchai; M.R. Disnadda Diskul; and Mr. John William Hancock;

- *Directors Certification Program (DCP):* Khunying Jada Wattanasiritham; Mr. John William Hancock; Mr. Sumate Tanthuwanit; Mrs. Panthip Surathin; Mr. Verachai Tantikul; and Mr. Maris Samaram.

Authority

The Board exercises its authority as stipulated by law and the resolutions of its shareholders. This includes the following:

(a) Appointment, and determination of remuneration and conditions of service of the President;

(b) Appointment of Senior Executive Vice Presidents (SEVP);

(c) Approval of:

(1) The Strategic Plan (to be reviewed annually);
(2) The Annual Business Plan;
(3) The Annual Budget;
(4) The Quarterly, Semiannual and Annual Financial Reports;
(5) The remuneration of members of Board Committees (within the overall amount approved by the shareholders);
(6) The remuneration and conditions of service for SEVP's, following annual review;
(7) Changes to organizational structure at the group level and other significant organizational changes;
(8) The acquisition, establishment, disposal or cessation of any significant asset or any business of the Bank;
(9) The issue of any financial instruments or other securities by the Bank;
(10) Public statements on significant issues of Bank policy or strategy;
(11) Any changes to the authority delegated by the Board.

(d) All matters not otherwise delegated to the Executive Committee, the President or management.

Size and Composition

The size and composition of the Board are as prescribed in the Bank's Article of Association and the Board's Charter. In particular, at least 3 members or one-fourth of the Board (whichever is higher) are Independent Directors, and not more than one-third of the Board serve as Executive Directors.

The qualifications of Independent Director and Executive Director are stipulated in the Board's Charter.

As at December 31, 2003, the Bank has 5 Independent Directors (one-third) and 3 Executive Directors (less than one-third).

Nomination and Election of Board Member

The Nomination and Corporate Governance Committee proposes candidates for the position of director for consideration by the Board and/or to the shareholders as stipulated in the Bank's Articles of Association. In proposing directors, the Board will take into consideration experience of the candidates in at least one area of significance to the Board, as well as the ability of the candidate to contribute to deliberations of the Board, exercise sound business judgment, think strategically, as well as their experience, leadership, professional skills, integrity and other appropriate personal qualities.

The Board elects one of its Directors (not being an Executive Director) as Chairman. The Chairman of the Board of Directors does not have a management position in the Bank in adherence to the principle of segregation of roles in policy formulation and oversight from those in operations management.

Six new directors were elected in 2003. The new directors received comprehensive briefings on their new role and responsibilities, the Bank's operations and the legal, regulatory and other duties of Directors of listed companies and commercial banks. All directors were given a Director's Manual containing the Board Charter, Board Committee Charters, the Code of Conduct for Directors, and the principal policies of the Board.

Tenure

The Bank's Articles of Association require one-third of the directors to retire by rotation at each Annual General Meeting. Accordingly, the term of office of each director is 3 years. A retired director may be reelected by the shareholders. The Nomination and Corporate Governance Committee nominates candidates for consideration by the Board and the shareholders respectively.

Board Assessment

The Board has adopted a policy of self-evaluation. This is to be conducted annually to determine whether it is functioning in accordance with its Charter as well as to evaluate performance of the Chairman and individual directors.

Board Meetings

The Board Charter requires that it hold not less than six meetings per year. Special meetings are convened as necessary. In 2003, there were 12 Board meetings. Principal meeting agendas are: consideration of the Bank's strategic direction, annual business plan and budget, quarterly financial reports, status of the Change Program, significant credit and debt restructuring, significant acquisition and disposal of assets, key organization and management changes, new policies and performance reviews. The Company Secretary ordinarily prepares and circulates the agenda and relevant documents at least 7 days before each meeting to allow Board members time to consider the issues.

The Company Secretary records the minutes, which are ordinarily circulated to the Board members 7 days after the meeting. The minutes are adopted at the next subsequent meeting, and are kept for scrutiny by the Board members and other concerned parties.

Details of Directors attendance record in 2003 are shown on page 29.

Board Committees

1. Executive Committee

The Board of Directors established an Executive Committee in 1984. Members are drawn from the Board and hold tenure concurrent with that of their directorship. Currently, the Committee comprises 4 members and an advisor, namely:

○ Mr. Vichit	Suraphongchai	Director and Committee Chairman
○ Mr. Bodin	Asavanich	Director
○ Khunying Jada	Wattanasiritham	Director, President & CEO
○ Mrs. Kannikar	Chalitaporn	Director and Senior Executive Vice President
Mr. Aswin	Kongsiri	Advisor

In 2003, the Executive Committee held 37 meetings. Minutes of the meetings are circulated to the Board of Directors.

Function and Responsibilities

The Board has delegated the following major responsibilities to its Executive Committee:

1. Formulate recommendation to the Board of Directors for consideration and approval relating to strategies, annual business plan and budget, financial results, acquisition and disposal of key assets, issuance of the Bank's securities, risk management policy, organization and key management changes, and other issues as described in the Board Charter.

2. Consider and approve credit, debt restructuring, investment in securities and immovable assets, borrowing, and expenditures, according to authorization levels determined by the Board.

3. Approve the interest rate policy, accounting policies, and matters relating to legal proceedings by or against the Bank.

4. Consider and approve organizational changes and human resources policies.

5. Oversight of policies, strategies and the performance of subsidiary companies.

6. Approve changes to policies, manuals, and bank regulations, as authorized by the Board of Directors.

7. Consider matters arising from or referred by other Board Committees.

8. Consider any other issues assigned by the Board of Directors.

2. Audit Committee

The Board of Directors established an Audit Committee in 1998. Currently, the Audit Committee comprises three members with a term of two years each, namely:

○ Mr. Maris	Samaram	Director and Committee Chairman
○ Mr. Tiraphot	Vajrabhaya	Director
○ Mr. Pichai	Chunhavajira	Director

In 2003, the Audit Committee held 8 meetings. Minutes of the meetings are circulated to the Board of Directors.

Function and Responsibilities

The functions and responsibilities of the Audit Committee are as follows:

1. Review the Bank's financial reports to ensure their accuracy and adequacy.

2. Review the Bank's internal control and audit procedures systems and ensure that they are appropriate and effective.

3. Review and ensure the Bank's compliance with applicable laws and regulations.

4. Select, review, and recommend the appointment of the Bank's auditor and the auditor's fee.

5. Assess the results of the Bank's operations, as reported by relevant business unit, which in the view of the Committee are of critical importance and advise the Board of Directors on any necessary improvement action.

6. Ensure compliance with applicable regulations concerning disclosure of any related party transactions and conflict of interest.

7. Prepare the Audit Committee's report for publication in the Annual Report.

8. Perform any other tasks as assigned by the Board of Directors and follow up and assess the implementation of critical audit recommendations.

3. Compensation Committee

The Board of Directors established a Compensation Committee in 1999. The Committee comprises at least 3 non-executive directors and may not include the Board Chairman. The Chairman of the Committee must be an independent director. Currently, the Committee comprises 4 members, with a term of 2 years each, namely:

○ Mr. Anand Panyarachun	Director and Committee Chairman
○ Mr. John William Hancock	Director
○ Mr. Peter Seah Lim Huat	Director
○ Mr. Sumate Tanthuwanit	Director

The Charter requires the Committee to meet at least twice a year. In 2003, the Compensation Committee held 3 meetings. Minutes of the meetings are circulated to the Board of Directors.

Functions and Responsibilities

The principal functions of the Committee are to recommend remuneration and benefits policy to the Board (containing clear and transparent criteria), to enable remuneration and benefits to be set commensurate with the duties and responsibilities, and to devise clear annual performance assessment criteria. In this respect, the Committee has the following specific functions and responsibilities:

1. Recommend overall remuneration plans, policies, and practices for the Board and senior management (The President and Senior Executive Vice Presidents and Executive Vice Presidents who directly report to the President) remuneration, for consideration and approval by the Board.

2. Recommend the remuneration of the Chairman of the Board and other Directors.

3. Recommend the remuneration of the Chairmen and Members of Committees appointed by the Board of Directors.

4. Recommend the remuneration of the President.

5. Recommend the remuneration of Senior Executive Vice Presidents and Executive Vice Presidents who directly report to the President.

For these purposes, remuneration includes salary, bonus, stock option plans and other fringe benefits.

4. Nomination and Corporate Governance Committee

The Board of Directors set up a Nomination Committee in 2001. In early 2003 the Board expanded the functions and responsibilities of the Committee to cover corporate governance matters and changed the Committee's name to the Nomination and Corporate Governance Committee. The Board has laid down a policy that membership of the Nomination and Corporate Governance Committee be composed of at least three non-executive directors and may not include the Board Chairman. The Chairman of the Committee must be an independent director. Currently, the Committee comprises three members, with a term of two years each, namely:

○ Mr. Anand Panyarachun	Director and Committee Chairman
○ Mr. John William Hancock	Director
○ Mr. Peter Seah Lim Huat	Director

The Committee meets at least twice a year. In 2003, the Nomination and Corporate Governance Committee held 10 meetings. Minutes of the meeting are circulated to the Board of Directors.

Functions and Responsibilities

The functions and responsibilities of the Nomination and Corporate Governance Committee are as follows:

1. Formulation of policy, criteria and method for proposing candidates to the Board for consideration and appointment as directors, members of Board Committees, President and Senior Executive Vice Presidents and in this respect shall exercise the following specific functions and responsibilities.

- Considering the size, composition and term of the Board;
- Devising criteria for Board membership;
- Assessing the performance of the Chairman of the Board and reviewing the Chairman's assessment of individual Directors;
- In the case of casual vacancies, proposing candidates for election by the Board;
- In the case of vacancies arising by rotation, proposing candidates for consideration by the Board, before making recommendations to the shareholders in Annual General Meeting;
- Recommending to the Board the maximum age of a director, over which a special majority vote is required for their election;
- Succession planning with respect to the position of the President.

2. Formulation of a corporate governance policy for the Bank and to make recommendations to the Board as to actions that should be taken to ensure good governance at all levels.

5. Risk Management Committee

The Board of Directors established the Risk Management Committee in 2002. The Committee is chaired by the President. Members comprise management at the Senior Executive Vice President and Executive Vice President levels of the following areas: (1) Retail Banking Group, (2) Corporate Relationship Group, (3) Audit Group, (4) Special Assets Group, (5) Risk Management Group, (6) Technology Group, (7) Finance Group, and Division Heads of Credit Risk Management, Market Risk Management, and Operational Risk Management.

The Committee meets at least once a quarter. In 2003, the Risk Management Committee held 4 meetings. Minutes of the meeting were circulated to the Executive Committee and the Audit Committee and finally to the Board of Directors.

Functions and Responsibilities

The functions and responsibilities of the Risk Management Committee are as follows:

1. Ensure that the overall mix of risks within SCB is commensurate with the strategy and risk appetite set by the Board, and the capital base of the Bank.

2. Ensure that the risk portfolios of the Bank are constantly monitored and managed within limits, or procedures, set by the relevant policy for each of the three principal areas of risk which are Credit Risk, Market Risk and Operational Risk.

3. Identify new areas of risk, which might appear, either in order to exploit such risks for profit, or to manage any potential negative impact on the business.

4. Initiate action to update or amend existing risk policies as a result of identification of new risks or the change in the underlying nature of existing risks.

Management Committees

1. Strategy and Review Committee

The Strategy and Review Committee is chaired by the Chairman of the Executive Committee with the President as Vice Chairman and other members comprising executives at the Senior Executive Vice President and Executive Vice President levels.

Functions and Responsibilities

The functions and responsibilities of the Strategy and Review Committee are as follows:

1. Formulate business strategies and policies that are consistent with the policies approved by the Board.

2. Allocate appropriate financial resource and personnel for implementation of such policies and strategies.

3. Monitor and assess the results of implementation of policies and strategies

4. Adjust business policies and strategies to fit the market dynamics.

5. Consider and / or authorize the launch of new products and services.

6. Make decision and provide guidance to accomplish assigned tasks.

2. Change Program Steering Committee

The Change Program is the principal strategy of the Bank and was approved by the Board in October 2001. The Program aims to rebuild the Bank's foundation, enhance efficiency and service quality to world class levels, and ultimately to increase shareholder value.

The Change Program Steering Committee is chaired by the Chairman of the Executive Committee with the President as Vice Chairman. Other members include senior executives at the Senior Executive Vice President and Executive Vice President levels with the Head, Change Program Management Office as its secretary. The Senior Executive Vice President, Change Program is responsible for developing the program framework, monitoring project progress and ensuring coordination across the projects.

Functions and Responsibilities

The Committee sets the Program direction, allocate resources, monitors progress and resolves various issues that may arise.

3. Assets and Liabilities Management Committee

The Assets and Liabilities Management Committee is part of the Bank's market risk management system. The Committee is chaired by the President. Other members include Senior Executive Vice Presidents and Executive Vice Presidents in charge of key business units and appropriate support functions including finance, treasury, and risk management. The Executive Vice President, Risk Management Group, is the secretary to the Committee.

Functions and Responsibilities

The functions and responsibilities of the Assets and Liabilities Management Committee are as follows:

1. Develop and propose guidelines on an annual basis with respect to assets and liabilities management.

2. Develop strategies for the Bank to better manage interest rate risk, exchange rate risk, liquidity risk, as well as other related risks.

3. Exercise control over the management of assets and liabilities to ensure that it is in accordance with the approved guidelines and report to the Board.

4. Determine functions and responsibilities of business units in implementation of policies it sets.

5. Address any related issue assigned by the Board.

4. Investment Committee

The Investment Committee is chaired by the President. Other members include Senior Executive Vice Presidents and Executive Vice Presidents in charge of equity investment, risk management, finance, and the Division Head, Equity Investment Division. The Deputy Head, Equity Investment Division is the secretary to the Committee.

Functions and Responsibilities

The functions and responsibilities of the Investment Committee are as follows:

1. Develop an equity investment plan which is consistent with the overall policy of the Bank including its business strategy and return targets.

2. Formulate strategy for supervising and developing synergy in doing business with portfolio companies.

3. Consider all equity investment proposals except those acquired by means of debt restructuring which are under the Credit Group's approval authority.

4. Nominate directors to represent the Bank and provide policy guidance to them to ensure that portfolio companies operate in a manner consistent with the Bank's policy.

5. Approve the Bank's equity investment according to the authority delegated to it by the Board.

Director and Management Remuneration

The Board's policy is that director remuneration should be appropriate and reflect their duty and responsibility to fulfill the expectations of the stakeholders and meet regulatory requirements. It is implicit that the Bank's directors must possess appropriate experience and qualifications to discharge such duties.

At the Annual General Meeting on April 3, 2000, the shareholders approved the Compensation Committee's proposal for a remuneration of Baht 1.8 million per year for the Board Chairman, and Baht 1.2 million per year each for Board members, and for the Directors to receive a bonus consistent with the Bank's performance.

In addition, the Board, based on recommendations by the Compensation Committee, sets the remuneration of the President and the remuneration of senior management members who report directly to the President. These amounts take into consideration the responsibility of such executives, and their current and anticipated contributions. To the extent possible such compensation will reflect the relative compensation level in the marketplace for senior executives.

Remuneration of Board Committees

Remuneration of Board Committees is determined by the Board. In setting the remuneration, the Board is advised by the Compensation Committee.

Executive Committee: The Committee Chairman receives Baht 300,000 per month. Each member of the Executive Committee receives Baht 150,000 per month. The President of the Bank is an ex-officio member and receives no payment. A Senior Executive Vice President who also serves as a member of the Executive Committee receives no payment.

Audit Committee: The Committee Chairman receives Baht 75,000 per month plus Baht 15,000 fee per attendance. Each Audit Committee members receives Baht 50,000 per month plus Baht 10,000 fee per attendance.

Compensation Committee: The Committee Chairman receives Baht 30,000 per month plus Baht 15,000 fee per attendance. Compensation Committee members each receive Baht 20,000 per month plus Baht 10,000 fee per attendance.

Nomination and Corporate Governance Committee: The Committee Chairman receives Baht 30,000 per month plus Baht 15,000 fee per attendance. Members of the Nomination and Corporate Governance Committee each receive Baht 20,000 per month plus Baht 10,000 fee per attendance.

Risk Management Committee: The members of the Risk Management Committee receive no payment as it is comprised solely of the Bank's executives.

Policy on Stakeholders' Rights

The Bank recognizes the rights of all stakeholders, and has in place a policy whereby all stakeholders' rights are safeguarded by strictly complying with applicable laws and regulations, including internal policies. The Commitment of the Bank are as follows:

Shareholders : The Bank is committed to achieve superior performance with continuous profit growth and maintaining leadership positions in its core businesses. The target is to enhance long term shareholder value.

Employees : The Bank is committed to build a work environment that will attract and retain a quality staff and to develop staff competency and skills so that with increased capability, all staff can perform to their highest standard.

Customers : The Bank is committed to providing superior products and services that best fit customer needs.

Society: The Bank is committed to meet its corporate responsibility to its society and environment and consistently supports and participates in activities that are beneficial to the community where the Bank operates.

Shareholders' Meeting

The Bank's policy is to conduct shareholders' meetings properly in accordance with the law and to allow shareholders to exercise their rights fully and in an informed manner.

The Annual General Meeting of Shareholders in 2003 was held on April 9, 2003. Notice of the meeting, detailed agenda and accompanying documents and the proxy form were sent to shareholders 14 days in advance to assist shareholders in casting their vote on each agenda item and in exercising their rights.

Information provided to shareholders in order that they will have sufficient information for consideration of each agenda item and to allow them to use their rights effectively included:

- Factual details, reasons, and the Board's recommendation on each agenda item.
- Material information, such as profiles of the candidate for election to fill the board seat vacated by the director who retires by rotation.
- Details of meeting procedures and appointment of proxy, advising that shareholders may appoint an independent director or the President as their proxy.

In addition, for convenience, separate registration was provided for shareholders and proxy holders. Separate voting slips were provided for each agenda.

The 2003 Annual General Meeting was chaired by the Board Chairman. Nine directors including the Chairmen of the Board Committees attended and responded to shareholders' questions. Before the meeting formally began, the Chairman explained the voting procedures. After each agenda item, the voting results on the agenda item were announced. At the end of the meeting, the President also announced the number of increased votes registered during the session.

For the shareholders' convenience, multi-media presentations were also shown during the meeting and a simultaneous English translation was provided for foreign shareholders. The Chairman allowed the shareholders fair opportunity to ask questions and make recommendations, and provided comprehensive clarification when requested.

The minutes of the meeting were recorded and the vote on each agenda item was counted and announced. The minutes will be submitted to the shareholders for ratification in 2004 as stipulated by the Articles of Association.

Code of Conduct

The Board formulated a Director's Code of Conduct settling as the ethical standards for its directors. Directors will pursue the highest standard of ethical conduct in the interests of shareholders and all other stakeholders. The Code covers important principles such as honesty and integrity, conflicts of interest, and compliance with laws and regulations.

In 2003, the Bank introduced a new version of Employee Code of Conduct, setting out standards of professional and ethical conduct for all employees of SCB group. The employees at all levels are expected to conduct themselves in an honest, diligent, and responsible manner and do what is right. This will build and sustain confidence and trust among our customers, shareholders and the general public.

Details of Director's Code of Conduct and Employee's Code of Conduct are available on our website(http://www.scb.co.th).

Conflicts of Interest

Guidelines concerning conflicts of interest are clearly set out in the Director's Code of Conduct and the Employee's Code of Conduct.

In addition, the Bank has put in place policies and procedures regarding related party transactions and potential conflicts of interest including use of inside information for personal gains. These are as follows.

- Compliance with the Stock Exchange of Thailand's regulations on connected transactions.

- A policy on related-party transactions based on conditions in the normal course of business of general customers. Income and expenses of related party transactions with parties where the Board may have a conflict of interest are based on relevant fair market value. Significant business transactions with its subsidiaries, associates, senior executives, major shareholders, and controlling persons in 2003 are disclosed in the Notes to Financial Statements. All transactions are in the normal course of business, with the same business conditions as any other business.

- Compliance with Bank of Thailand's regulations on provision of loan and investment facilities to related parties and shareholders. In particular, that the amount of loan and investment is not excessive and not provided on irregular terms and conditions. Approval of such loan or investment is by a unanimous decision of the Board and any director who has a connected interest with the transaction is prohibited from taking part in the decision. The Board may delegate its authority to the Executive Committee as it deems appropriate.

- Directors and senior management are required to file changes in their holdings of the Bank securities with the Office of the Securities and Exchange Commission in accordance with Article 59 of the Securities and Exchange Act B.E. 2535.

- Regulations on stock trading by employees and appropriate guidelines for Senior Executives, Senior Vice President or higher, and employees in the Bank's units who can benefit from inside information for themselves and others. Such regulation also includes related persons.

Internal Control

Recognizing that effective internal control will lead to good performance and sustainable growth, the Board of Directors has formulated a policy to enhance the Bank's internal control through various mechanisms, as follows:

- A new bank organization structure with clear lines of authority and accountability.

- Redesign of selected processes to expedite and enhance efficiency, within an effective control framework.

- Review of key accounting and financial disclosure policies, and the appropriateness and effectiveness of the Bank's internal control framework by the Audit Committee.

- The identification and mitigation of risk through the Risk Management Committee and the risk management units.

- Regulations indicating authority and responsibility of management and staff at each level and related control practices and procedures.

In achieving an effective internal control framework, the Bank recognizes the need for the management and all related work units to collaborate in an efficient and effective manner.

The Bank has announced basic internal control standards for each bank unit, including standards on separation of duty, data security protection, bank's assets and interests protection and on-going review by management. In addition, each work unit has established self-risk assessment process. The Audit Group participated in the assessment process, indicated any operational risk due to lax control and required process upgrade to mitigate these risks. Branch managers were required to consistently review the adherence to the Bank's internal control framework.

In addition to the aforementioned mechanisms, the Audit Group, playing an important role in control and audit of the Bank and its affiliates, has established a detailed audit plan covering all high risk work processes. The Bank is confident that each work unit has effective internal control systems in protecting and mitigating all operational risks, including financial, legal and regulatory compliance and information technology security control. In performing its duties, the Audit Committee has reviewed and approved the audit plan and considered key issues raised by its internal auditor, independent auditor, and the Bank of Thailand's inspectors. All audit reports are submitted to the Bank management and management of related units in order to acknowledge, correct and improve their operations. In addition the Audit Group closely monitors the implementation corrective measures.

The Board of Directors, management and staff are committed to work in harmony in improving the Bank's internal control framework and systems and realize sustainable improvements to its effectiveness and efficiency.

Disclosure Policy

The Bank has established a disclosure policy, approved by the Board of Directors in 2003, with the aim to deliver accurate, sufficient, thorough, and timely disclosure of information to shareholders, investors, and the public. This policy complies with all laws and regulations related to dissemination of information. The main intent is to ensure that the investment in the Bank's securities is based on fair and informed decisions.

The designated Bank executives to act as Disclosure Officers, comprise the Chairman of the Board, the Chairman of the Executive Committee, the President, the Advisor to the Executive Committee, the Chief Financial Officer, and the Division Head of Investor Relations. The Disclosure Officers meet and provide information to interested parties in various occasions as follows:

- One-on-one meetings with investors and equity analysts (110 meetings in 2003);
- General meeting with analysts, 2 times a year;
- Participating in investors conferences (5 conferences in 2003).

An investor relations unit is responsible for disseminating information to interested parties through various communication channels, including:

- Securities Exchange of Thailand's communication channels;
- The Bank's web site; http://www.scb.co.th (Investor Relations);
- SCB Update, a newsletter to the shareholders.

To contact the Investor Relations Unit, the general public may call 0-2544-4222 or e-mail at: investor@scb.co.th

Directors Attendance Record in 2003

Unit : Amount

Name	The Board of Directors	The Executive Committee	The Audit Committee	The Compensation Committee	The Nomination and Corporate Governance Committee
1. Mr. Chirayu Isarangkun Na Ayuthaya	12 (Out of 12)	-	-	-	-
2. Mr. Vichit Suraphongchai	12 (Out of 12)	33 (Out of 37)	-	-	-
3. Mr. Maris Samaram*	10 (Out of 10)	-	6 (Out of 6)	-	-
4. Mr. Anand Panyarachun*	11 (Out of 12)	-	-	3 (Out of 3)	10 (Out of 10)
5. Mr. Bodin Asavanich	12 (Out of 12)	32 (Out of 37)	-	-	-
6. Mr. Tiraphot Vajrabhaya*	4 (Out of 8)	-	4 (Out of 6)	-	-
7. Mr. Pichai Chunhavajira	6 (Out of 8)	-	6 (Out of 6)	-	-
8. Mr. John William Hancock*	9 (Out of 12)	-	-	3 (Out of 3)	10 (Out of 10)
9. Mr. Peter Seah Lim Huat*	6 (Out of 12)	-	-	1 (Out of 3)	5 (Out of 10)
10. Mr. Sumate Tanthuwanit	5 (Out of 8)	-	-	1 (Out of 1)	-
11. M.R. Disnadda Diskul	7 (Out of 12)	-	4 (Out of 6)	-	-
12. Mr. Verachai Tantikul	11 (Out of 12)	-	-	-	-
13. Mr. Sohei Sasaki	5 (Out of 5)				
14. Mrs. Puntip Surathin	3 (Out of 4)				
15. Khunying Jada Wattanasiritham	12 (Out of 12)	37 (Out of 37)	-	-	-
16. Mrs. Kannikar Chalitaporn	11 (Out of 12)	34 (Out of 37)	-	-	

* Independent Directors

Remark : Mr. Peter Seah Lim Huat and Mr. Sohei Sasaki are foreign residents. At the meeting of the Board of Directors no. 3/2003 and 7/2003, Mr. Seah attended the meeting via teleconferencing.

Remuneration for the Board of Directors, Committees and Senior Executive Officers in 2003

1. Remuneration in Cash

1.1 The Board of Directors, totaled 16 persons received meeting allowances and gratuity totaled Baht 16,780,000

1.2 Meeting allowances of the members of Executive Committee, Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee (13 persons) totaled Baht 9,875,667

Unit : Baht

Name	The Board of Directors	The Executive Committee	The Audit Committee	The Compensation Committee	The Nomination and Corporate Governance Committee
1. Mr. Chirayu Isarangkun Na Ayuthaya	1,800,000				
2. Mr. Vichit Suraphongchai	1,200,000	3,600,000			
3. Mr. Maris Samaram	1,013,333		635,833		
4. Mr. Anand Panyarachun	1,200,000			405,000	510,000
5. Mr. Bodin Asavanich	1,200,000	1,800,000			
6. Mr. Tiraphot Vajarabhaya	873,333		476,667		
7. Mr. Pichai Chunhavajira	873,333		496,667		
8. Mr. John William Hancock	1,200,000			270,000	340,000
9. Mr. Peter Seah Lim Huat	1,200,000			250,000	290,000
10. Mr. Sumate Tanthuwanit	873,333			130,667	
11. M.R. Disnadda Diskul	1,200,000		670,833		
12. Mr. Verachai Tantikul	1,200,000				
13. Mr. Sohei Sasaki	-				
14. Mrs. Puntip Surathin	546,667				
15. Khunying Jada Wattanasiritham	1,200,000	-			
16. Mrs. Kannikar Chalitaporn	1,200,000	-			
Total	16,780,000	5,400,000	2,280,000	1,055,667	1,140,000

(Not including remuneration of Directors, Members of the Executive Committee, and Members of the Audit Committee who were not in the office in the amount of Baht 1,136,667, Baht 915,000 and Baht 348,333, respectively.)

1.3 Remuneration of the Advisor to the Executive Committee totaled Baht 870,000

1.4 Remuneration of management at the senior executive vice president level upward (7 persons) totaled Baht 71,081,488.

2. Other Remuneration

- The Bank's provident fund contribution of the President and Senior Executive Vice Presidents (6 persons) totaled Baht 3,190,370.

Note : The attendance fee of members of the Compensation Committee on December 19, 2003 in the amount of Baht 45,000 will be recorded in the Bank's Account in 2004.

Changes in Shareholding in the Bank's Shares or Debentures

(The Board of Directors, Committees, and Senior Executive Officers)

	Name	Position	The amont of shares as at December 31, 2003	Change in 2003
1	Mr. Chirayu Isarangkun Na Ayuthaya	Chairman	-	-
2	Mr. Vichit Suraphongchai	Director and Chairman of the Executive Committee	-	-
3	Mr. Maris Samaram	Director and Chairman of the Audit Committee	-	-
4	Mr. Anand Panyarachun	Director, Chairman of the Compensation Committee	428,793 SCB	-
		and Chairman of the Nomination	32,300 SCB-P	-
		and Corporate Governance Committee		(13,757) SCB-W
5	Mr. Bodin Asavanich	Director and Member of Executive Committee	1,580 SCB	-
			1,580 SCB-P	
6	Mr. Tiraphot Vajarabhaya	Director and Member of the Audit Committee	78,600 SCB	-
			15,000 SCB-P	
7	Mr. Pichai Chunhavajira	Director and Member of the Audit Committee	-	-
8	Mr. John William Hancock	Director, Member of the Compensation Committee	-	-
		and Member of the Nomination		
		and Corporate Governance Committee		
9	Mr. Peter Seah Lim Huat	Director, Member of the Compensation Committee	-	-
		and Member of the Nomination		
		and Corporate Governance Committee		
10	Mr. Sumate Tanthuwanit	Director and Member of the Compensation	151,953 SCB	-
		Committee		
11	M.R. Disnadda Diskul	Director	-	-
12	Mr. Verachai Tantikul	Director	-	-
13	Mr. Sohei Sasaki	Director	-	-
14	Mrs. Puntip Surathin	Director	426 SCB	-
			106 SCB-W	-
15	Khunying Jada Wattanasiritham	President & Chief Executive Officer and	-	-
		Executive Director		
16	Mrs. Kannikar Chalitaporn	Director & Senior Executive Vice President and	-	-
		Executive Director		
17	Mr. Chatchaval Bhanalaph	Senior Executive Vice President, Corporate Banking	2,000 SCB	-
			499 SCB-W	-
18	Mr. Deepak Sarup	Senior Executive Vice President, Change Program	-	-
19	Mr. Wuchien Michael Than	Senior Executive Vice President, Human Resources	-	-

Remarks : SCB = SCB Ordinary Shares
SCB-P = SCB Preferred Shares
SCB-W = SCB Warrant

During the past fiscal year, none of the Bank's Directors held share or debenture of affiliates and had direct or indirect interest in any contract which made by the Bank.

Audit Committee Report

In 2003, the Board of Directors have appointed to the Audit Committee the following 2 independent Board members and another Board member without management responsibilities to perform the duties assigned by the Board and the Audit Committee Charter :

1. Mr. Maris	Samaram	Chairman of the Audit Committee
2. Mr. Tiraphot	Vajrabhaya	Member of the Audit Committee
3. Mr. Pichai	Chunhavajira	Member of the Audit Committee

The Audit Committee performed the following tasks during the year:

- Reviewed significant accounting policies, process for the preparation of financial reports and disclosure of information regarding related-party transactions and potential conflicts of interest. The Committee believes the policies and the processes followed were appropriate and the disclosures are in accordance with regulatory requirements.

- Reviewed the Bank's risk management procedures, internal control and audit systems including implementation of remedial actions recommended in the audit reports. The Bank generally complied with the requirements as stipulated by regulatory agencies. The Bank's risk management and internal control systems are adequate and are being continuously improved.

- Reviewed and discussed with the internal and external auditors their work coverage and major findings and ensured that appropriate remedial measures were undertaken by management. The Internal Audit Group was directed to closely monitor the results and progress of the remedial actions. The Committee also raised and advised the Board on significant issues during the year.

- The Audit Committee continued to work closely with the external auditors in coordination with the internal auditors to assure the effectiveness of the audits. The Committee also reviewed the external auditors' fees and will recommend their reappointment for another term.

The Audit Committee believe continued progress is being achieved in improving the processes of the Bank. The Committee will continue to undertake the responsibilities assigned by the Board and its charter to further strengthen the Bank's commitment to good corporate governance.

Mr. Maris Samaram
Chairman of the Audit Committee

Siam Commercial Bank

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MAJOR DEVELOPMENTS OF THE BANK

An Overview of the Bank's Business

The Bank offers a variety of products and services that are designed to meet the needs of both its corporate, SMEs and retail customers. These products and services generate income either from interest spreads or from fee and service income. Major products available from SCB include: a competitive and wide range of deposit and lending products; international trade finance; business cash management services; treasury products; underwriting and/or distribution of bonds, debentures and equities; provident fund management; mutual fund products; credit cards; ATM and debit cards; currency exchange services; money transfers; and Bancassurance. These products are offered to customers from the head-office, business centers, retail branches and sub-branches, kiosks, easy banking centers and a number of electronic channels. In the main the products originate from the Bank and its group companies.

The SCB Group comprises the Bank, its subsidiaries and affiliates in the financial services sector. The group covers a number of business areas in the financial services sector, including commercial banking, retail banking, investment banking, securities trading, asset management, and life/general insurance. All of these business segments provide SCB with an excellent and unique foundation to create the kingdom's premier **universal bank.** The drive to building the universal bank is the core business strategy of the Bank.


Working Capital Facility Agreement
Siam Commercial Bank PCL. and Thai Oil Co.,Ltd.
June 9, 2003
at Siam Commercial Bank PCL.

An Overview of 2003 Performance

The primary source of the Bank's income is the spread between its interest income from loans and the interest expenses paid on deposits. The other main source is fee based income for the products and services it provides. Currently, the ratio of interest and dividend income to non-interest income is 67:33 and the Bank has the declared intent of further improving on this ratio in the years ahead by increasing the relative proportion of its fee based income. The origination and servicing activities are essentially grouped under three business units.

- **Corporate Banking** covers two major customer segments: corporate businesses or businesses whose revenues exceed Baht 500 million per annum and SMEs customers or customers whose revenues are Baht 500 million or less.

- **Retail Banking** covers both the individual customer and small businesses segment.

- **Special Assets Group** covers the impaired loans segment, including the restructuring, resolution and/or the disposal of assets.

Most of Bank's loans (excluding loans under the Special Assets Group) are made to corporate clients (50%). Retail Banking and SMEs clients account for approximately 30% and 20%, respectively, of the Bank's total lending portfolio. In the Bank's 2003 non-consolidated financial results, corporate banking, SMEs and retail banking accounted for 20%,

14% and 30%, respectively, of the Bank's total income. Another 25% of income came from treasury and investment management services. Contributions from the Special Assets Group and profit from subsidiaries accounted for 7% and 4%, respectively, of the Bank's total income.

Revenue Structure of Net Interest Income : Non Interest Income


67%
33%

☐ Net Interest and Dividend Income
▩ Non-Interest Income

Revenue Structure by Business Group in 2003


4%
20%
25%
14%
7%
30%

☐ Corporate Clients
▩ SMEs Clients
☐ Retail Clients
☐ Special Assets
☐ Treasury and Others
☐ Profit Sharing from Subsidiaries

MAJOR DEVELOPMENTS IN 2003

Change Program

In 2001, Bank's Board of Directors endorsed the **"Change Program"** - the Bank's drive to transform its franchise and substantially enhance its growth prospects and profitability. Over the past two years, the Bank has successfully implemented many significant projects under this program. The completed projects span a number of key business and functional areas, particularly the Corporate and SME business unit; the retail banking group; the Special Assets business units as well as the IT, HR, and Finance corporate functions. Almost all projects have necessitated a fundamental rethink of the underlying business or support model together with extensive process redesign and organizational restructuring. Although the Change Program is still progressing, the 14 completed projects have, collectively, made an impressive contribution to the Bank's competitiveness and business performance - as is evidenced from the 2003 results.

Projects completed in 2003

In 2003, projects in Wave II and III of the "Change Program" were implemented. While the projects in the prior year focussed on the Corporate, SMEs, and Special Assets business units the projects completed in 2003 related mainly to the retail banking business area.

Major retail projects completed in 2003 were:

- The **reorganization of the retail bank** to better support business growth and meet aggressive targets.

- Launch of the **new branch format** with its distinctive branding, a modern ambience, increased customer comfort, effective merchandizing - all within a substantially reduced foot print. The new branch format



creates a 'unique look and feel' and will foster a higher impact and recognition in the retail marketplace. The roll-out of this format is expected to be complete, nationwide, by the first half of 2005 and will require a capital investment of around Baht two billion over a three-year span.

- The **retail process redesign** project was completed after over 20 months of intensive reengineering effort for most major branch processes. The reengineering had two aims: enhancing service quality and increasing efficiency. As a result of this project, many redundant tasks were eliminated and others were streamlined, centralized or automated. The project has resulted in the redeployment of over 500 employees to other more productive areas and the corresponding service quality indicators, such as transaction cycle times, have improved dramatically.

- Also, completed earlier in the year, was the **network realignment** project. The focus of this project was to assess the suitability of existing locations and identify new locations with the aim of improving the performance and market share of the retail segment. Also, a new growth focussed branch network blueprint has been developed.

- Finally, towards the end of the year, the Bank launched its **Easy Call Center**. The center provides state-of-the-art customer service using both interactive voice response or call center agents. The aim is to increase the range of services - 24x7, higher levels of functionality - and initiate outbound sales call services. The center can be reached by dialing the easy to recall number 0-2777-7777 - at any time. The initial customer response has been enthusiastic, measured by the significant increase in call volumes.

Other projects completed during the year were the **redesign of the finance organization** to enhance the effectiveness of this critical corporate support function, and the first phase of a sophisticated new **financial management system.**

New Products and Services

In 2003, the Bank introduced a number of new and upgraded products and services, and launched a series of new marketing campaigns to increase its wallet share in the retail market. Significant developments that took place in 2003 included the following:

- ***SMEs Loans:*** During the year, the Bank launched a number of new products and organized a variety of programs to better support its SMEs customers. Examples of new products for this segment included 'promissory notes for working capital' and 'fixed-rate loans' - both directly responding to customer demand. In addition, the Bank collaborated with government agencies to organize SCB SMEs Fairs for the benefit of entrepreneurs. These fairs provided a forum for the exchange of experience and views that should nurture the further growth of entrepreneurs in the Thai economy.

- ***Home Loans:*** As befits the market leader with 27% market share, the Bank continued to promote mortgage sales with a number of special offers. Key offerings included the 'Happy Home 0%' program and the 'Home Equity loan' program. In addition, the Bank continued to develop alliances and promotional programs with a number of leading developers to maintain and enhance its market share.

- ***Card Services:*** The Bank organized a number of promotional campaigns for ATM, debit (SCB Easy Card), and credit cards during the year. Successful campaigns included the SCB Rewards 'Quick Mileage Points'. As a result the Bank was able to improve its overall business volume, increase its outstandings, and augment to its cardholder base despite intense competition in this product area.

- ***Business Cash Management:*** This category of service is designed to meet the cash management needs of a range of customers. The existing program under the label 'SCB Business Plus' was augmented by three improved service lines - 'SCB Direct Collect', 'SCB Direct Credit', and 'SCB Business Net'. This product line continues to attract a large number of new customers from all segments and SCB is positioning as the market leader in this fast growing business area.

- ***Bancassurance:*** During the second half of 2003, in collaboration with Siam Commercial New York Life Insurance PCL, the Bank launched a new financial product line, namely, 'SCB Life Plus'. This new product line features innovative alternatives for investment with features such as tax leverage on investment, embedded life insurance, accident insurance etc. The product line is designed to fit a broad range of customer needs including savings geared for retirement or education. The take-up of these products was well ahead of expectations and the Bank should emerge as the market leader in this segment over the next year.



- ***Debt Instrument Services:*** In 2003, the Bank continued to maintain its position as market leader in the Bond Market - as rated by the Thai Bond Dealing Center. The Bank was ranked as the number one Bond Dealer with the highest selling/buying volume (amounting to Baht 351.4 billion) with a market share of 14.9%. In addition, SCB was ranked as the number one Lead Underwriter through the issuance of debentures for 19 leading companies with an aggregate volume of Baht 79,000 million.

Human Resource Developments

At the end of December 2003, SCB had a total of 10,865 employees. This represents a slight increase over 2002, in part, due to the organic growth of our business and, in part, due to the transfer-in of employees from the Bank's subsidiaries.

The Bank remains committed to the continous development of its human resources as the quality of its people is viewed as the single most important competitive advantage. Accordingly, throughout the year a large number of internal training courses were offered to employees covering relational, analytical and technical skills - some of these programs in collaboration with well known third parties. Also, employees attended courses and seminar in Thailand and overseas with a view to broadening their insights and improving their skills. The thrust of the training programs, past and future, is to develop the knowledge, capabilities and skills of the employees on a systematic and on-going basis.

Other major changes in the human resource development efforts in 2003 included the realignment of corporate titles with job titles for all employees. The objective of this change was to optimize the flexibility in deploying resources.

During the year there was a major program to improve the effectiveness of recruitment practices so that the Bank is able to attract the best available talent. Also, the benefits program was harmonized across the Bank to provide greater consistency with market norms and practices.

Changes in the Bank's Shareholding Structure

In 2003, changes to the Bank's shareholding structure included the emergence of the Vayupak Mutual Fund 1 as the Bank's major shareholder. This followed the establishment of the Vayupak Mutual Fund 1 by the Ministry of Finance (MoF) with an asset size of Baht 100 billion, and the transfer of 785,798,200 SCB preferred shares owned by the MoF to this fund on December 1, 2003. Consequently, the MoF's holding in SCB was reduced to 13.6% and the holding of Vayupak Mutual Fund 1 was at 24.8%. The holdings of Bureau of the Crown Property and Group and UFJ Bank as of the end of 2003 were 12.5% and 8.6%, respectively. However, the MoF has retained the right to purchase the Bank's preferred shares back from the Vayupak Mutual Fund 1 when this fund matures in 2013.

With respect to the conversion of shares in 2003, subordinated debentures were converted to 31,164,316 ordinary shares, while 141,368 warrants were exercised to acquire preferred shares. In addition, 161,059,758 preferred shares were converted to ordinary shares. As a result, at the end of 2003 the Bank had 1,399,280,318 ordinary shares and 1,763,886,747 preferred shares in issue, bringing the total number of shares outstanding to 3,163,167,065 shares (as registered with the Ministry of Commerce on January 12, 2004).

Award Received in 2003

The Bank received several awards during 2003 in recognition of its successful performance and good governance practices. These were as follows:

- The Asset Asian Award (Triple A) for 2003 as the **"Best Bank in Thailand"** from Asset Magazine, Asia's leading financial magazine. This is the fourth consecutive year that the Bank has received this award.

- The 2003 award as the **"Best Domestic Commercial Bank in Thailand"** for the second consecutive year from Asia Money Magazine.

- The 2003 award as the **"Best Local Bank in Thailand"** from Finance Asia Magazine.

- The **"Number One Bank in Thailand"** for 2003 based on a survey of 200 large companies in emerging markets conducted by Business Week Magazine.

- The award as the **"Best Bond House in Thailand"** for 2003 from Euromoney Magazine

- The **"Board of the Year"** award for the quality and effective performance of its board of directors from the Thai Institute of Directors. This award aims to encourage good governance and is co-sponsored by the Stock Exchange of Thailand, the Board of Trade of Thailand, the Federation of Thai Industries, the Thai Bankers' Association and the Listed Companies Association.

- The **"Best Corporate Governance Report"** award given by the Office of the Securities and Exchange Commission to recognize companies that provide reports according to rules of good governance aimed at gaining investor confidence.

- **"Disclosure Report Award 2003"** for the quality of its disclosure which enhances investors' confidence given by the Office of the Securities and Exchange Commission.

- The Bank was selected as one of Thailand's **"50 Best Listed Companies"** for its governance system and disclosure of information. Also, it was selected for this award from amongst 234 companies listed in the Stock Exchange of Thailand, which is granted by the Thai Institute of Directors in cooperation with the Stock Exchange of Thailand and Office of the Securities and Exchange Commission.


National

Contributions to our Community

Throughout 2003, the Bank provided support for social and educational causes. In recognition of its responsibility for the national economic development, the Bank hosted a series of talks and conferences in conjunction with local and international public organizations, as well as the private sector. The topics of interest addressed at these events included "Developing Asian Bond Markets", business cash management to improve internal liquidity management, and the outlook for the Thai economy.

For SMEs, the Bank organized a series of seminars with participation by public sector representatives and successful entrepreneurs to discuss and exchange views. Altogether, a total of 15 meetings were held in Bangkok and other parts of the country, such as Chiang Mai, Ubon Ratchathani and Nakhon Ratchasima. In addition, following the recovery of the property market, the Bank hosted talks on useful topics such as factors to consider in when buying a new home, home decoration and *feng shui*. These talks and presentations attracted a large number of attendees.

Activities in Honor of the Royal Family

On the occasion of HM the King's and HM the Queen's birthday anniversary, the Bank invited its customers, employees and people in the neighborhood to join in lighting candles to celebrate the event. Also, the Bank, jointly with the Thai Red Cross, ran blood donation campaigns to celebrate HRH Princess Maha Chakri Sirindhorn's 48th birthday anniversary. This campaign is now in its 7th year. Lastly, to mark HRH Princess Galyani Vadhana's 80th birthday anniversary, the Bank participated in the ceremony to ordain 81 persons - comprising its employees, customers as well as members of the general public.

Support for Education

For the past 28 years, the Bank has supported a program to grant scholarships to students in 76 provinces. Also, together with the Siriraj Hospital Foundation, the Bank sponsored a mask-painting contest for students to enhance hygiene awareness and the winners were awarded with scholarships. Now in its 10th year, the Bank-sponsored the television program "Poom Panya Thai" on Channel 9 and the Ministry of Education's ETV channel broadcasts on Thai customs, heritage and the wisdom of our way of life.



Cultural Promotion

The Bank has supported musical performances at Sala Chalerm Krung for six years to promote the conservation of Thai songs and traditional arts. In 2003, together with a group of Thai artists, the Bank held an exhibition of over 100 water-color paintings that depict the Thai way of life. A portion of the proceeds from the Exhibition was donated to the Chai Wattana Foundation.

BUSINESS PLANS FOR 2004

The Bank is approaching 2004 with the aim of **"building its businesses and building its people"** to achieve sustainable long-term growth. This aim is supported by its strategic business thrust of becoming Thailand's premier **"universal bank"**.

The Bank has already commenced a systematic program to hear the 'voice of the customers' on a regular basis. Using the feedback from this program as a foundation, in the year ahead the Bank will offer new or improved products and services that better match customer expectations. In addition, during the year the Bank will use this feedback to guide its efforts to both improving the skills and productivity of its employees.

The overarching driver will be to better exploit the synergies within the Bank and its associates to provide an end-to-end service in the Corporate, SME, and retail segments. The basic concept that will be implemented is "**One Brand - One Umbrella**".

Finally, a number of improvements aimed at enhancing future competitiveness will continue to be implemented through the 'Change Program'. The major focus of the change program projects in 2004 is to take a quantum leap in the quality of its systems infrastructure covering its core business and financial management systems. Also, the Bank will implement a world class information security framework, and other projects that will enhance the Bank's and its subsidiaries' businesses. The scale, complexity, and corresponding implementation speed of these projects is, to say the least, very ambitious and reflects the Bank's growing confidence in its ability to execute projects on time and on budget.

All these plans are anchored on its vision of being "**the Bank of Choice for Customers, Shareholders and Employees**".

2004 Goals for the Bank's Business Units

Corporate Clients. The Bank's edge in this segment is to deepen its customer relationships by thoroughly understanding their needs, and offering products and services that best meet these needs. It will do this by improving the skills of its relationship managers through specialization in serving a particular sector of the economy or a segment of its customers.

The Bank will not only strengthen its relationships with existing customers, but also proactively seek to foster new relationships in businesses and markets that have high growth potential. Critical to the success of these efforts will be the Bank's Business Development Managers who have the responsibility for identifying and nurturing these opportunities.

Small and Medium Enterprises Clients. As with its corporate clients, the Bank will focus on offering new services and enhanced capabilities in order to establish long-term relationships with the SMEs customer base. In particular, the Bank will target its nation-wide Trade Finance and Business Cash Management products to improve its market share in the rapidly growing segment. Also, in a continuation of its efforts in 2003; the Bank will aim to expand its customer base to include clients that are part of the supply chain of its Corporate customers, thereby building on the synergies within the Bank's customer base. To enhance its competitiveness, the Bank will establish guidelines for credit approval using a "pre-approved loan" process for target clients in each of these areas.

Retail Clients. The Bank has recognized, long before the current vogue, that maintaining and improving its retail market-share is crucial for attaining sustainable long-term growth. Accordingly, the Bank will aim to increase revenues from its retail banking operations, including their relative proportion to other business segments, continuously by expanding its customer base, range of products, loyalty to its brand and effectiveness of the marketing efforts. It expects to increase its market share in leading product categories, as well as offer new products and services which have the potential to emerge as core products of the Bank. Finally, its retail distribution channels - branch, direct, and electronic - will be strengthened in terms of size, reach and quality.

Special Assets. The Bank will aim to substantially reduce its NPLs and foreclosed properties over the year, partly through diligently following up on repayments or debt restructuring and partly through rapid divestment of foreclosed properties. Also, it expects to leverage from any policy initiatives in this area that are implemented by government agencies.

More quantitatively, the Bank will target to maintain a return on equity of 20% and at the same time achieve overall loan growth of 8-10% y-o-y. In addition, the Bank will aims to achieve an interest and dividend income to non-interest income ration of 60:40. Likewise, the Bank plans to keep its cost-to-income at 50% or less. Finally, with respect to non-performing loans (NPLs), the Bank will aim to reduce its NPLs to 15% or less of total loans by the year-end. In short, 2004 should be as successful as 2003 if not much better.

RISK FACTORS AND RISK MANAGEMENT

At its very essence the banking business is about managing risk. Broadly, risks arising from giving credit, or the volatility of markets, or business operations. Not all risks can be eliminated, nor should they be, if an above average return on equity is desired. What is important in banking is to identify, measure and manage all risks, namely, understand the choices before making the decisions. It is, therefore, inevitable that for any bank the effective deployment of risk management practices are at the core of its business strategies and plans. Accordingly, a key element of the Bank's mission is *"to make risk management a core competence of the Bank in order to ensure long-term competitiveness"*.

Guiding Principle

In developing an effective risk management framework the Bank has adopted a few guiding principles. These can be summarized:

1. **Comprehensiveness: All significant risks within an enterprise must be managed.** The nature of the Bank's business is such that risk arises, to varying degrees, from all its business activities and operations. Accordingly, the risk management policies, practices and procedures must identify and address all types of risks throughout the enterprise, including the interrelationships between risks.

2. **Accountability: Accountability for managing risk must be explicit.** Given the widespread nature of risks within the Bank, it is not possible or desirable to manage risks through just a separate corporate function. On the contrary, the best way to manage risks is to assign primary accountability, explicitly, to the business units and managers concerned with specific activities that generate risk - new lending, treasury, information technology etc. It follows that risk management must be an integral component of roles and responsibilities at all levels.

3. **Reassessment: The effectiveness of the Bank's risk management practices must be monitored and periodically reassessed.** No system of managing risks is perfect. With time, new types of risks will emerge or the nature of the existing risk may change. It is, therefore, essential that the effectiveness of risk management practices is regularly monitored and the entire framework periodically reassessed. This will ensure that the risk management framework is consistent with the needs of the Bank and the economic environment.

4. **Timeliness: Risks must be identified on a timely basis.** A key requirement of an effective risk management framework is that the risks, or changes to the nature and magnitude of risks, are identified, measured and assessed prior to decision making. Not only will this facilitate risk based pricing but, in addition, it will ensure that any risk assumed is consistent with the appetite of the Bank and the policies approved by its Board of Directors.

5. **Allocation: Capital must be allocated taking into account both risk and return.** The Bank's capital is limited and, ideally, must be allocated to business areas taking into account the underlying risk of the investment and the potential return. This will require use of indicators such as the Risk Adjusted Return on Capital (RAROC) method.

Credit Risk Management

Credit Risk Overview

The Bank's new credit process, implemented in 2002, is encapsulated within the Credit Policy Guide (CPG), Underwriting Standards and the Credit Manual. Considerable organizational restructuring was necessary prior to implementing the new credit process model, particularly within the Corporate and SME business segment. A major thrust was the establishment of a new and autonomous Credit Risk Division. This Division comprises three units with well-defined roles and responsibilities, namely, the Credit Risk Management Unit, the Portfolio Management Unit, and the Credit Policies and Procedures Unit.

In addition to the structural changes, the processes for obtaining credit approvals, including the introduction of risk-based approval authorities, were reengineered to ensure that credit decisions are timely and effective.

Credit Policy and Credit Risk Management

As stated above, the Bank adopted the new **Credit Policy Guide** in 2002 as the framework for its credit business. In the main, as a result of this credit policy, business origination functions were separated from the credit approval function to establish an independent oversight over the credit risk decisions. In addition, the guide provides underwriting standards to guide both the business relationship managers and credit officers. The underwriting standards in the guidelines identify, among others, target customer segments, annual business goals, and the minimum prudential requirements for new or additional business. Also, on a regular basis, the Bank reviews and improves its credit policies and regulations relating to credit approvals so that they correspond to the changing economic situation, past experience and any new government regulations.

Credit-approval authorization is based on risk-based approval limits. In this context, the credit-approval authority for each employee who has specific delegation will depend upon the credit risk rating of the customer, severity class and loan equivalent amount.

Also, the Bank has implemented a **credit risk rating** system to measure default risks for its business clients. This system is based on the Bank's experience and the methodology has been developed and fine-tuned over the past two years. Further, the Bank has developed a **credit scoring** system for measuring the underlying credit risk for retail customers. The scoring system is continuously improved based on the Bank's experience and market conditions. The Bank aims to employ such risk measurements either in form of credit ratings or credit scoring as the basis for enhancing its Risk-Adjusted Return on Capital (RAROC). Once in use, RAROC will be applied as a basis for better managing its credit portfolio.

The Bank recognizes that it is necessary to further develop its **credit portfolio** management capability. At present, the Bank addresses credit risk at portfolio level by adopting risk limits for each distinct sector of the economy. The Bank is in the process of developing new instruments for managing its credit risk at the portfolio level more efficiently. This will result in more dynamic monitoring and controlling of the portfolio risk through using techniques such as sensitivity analysis and stress tests to assess the impact of any change in the economic conditions or the business climate.

Risk Factors

Economic Risk

Credit quality relates directly to the state of both the economy at the macro level and the sector itself. Since the second quarter of 2003, the Thai economy has commenced its rapid recovery and it is widely expected that this pace of economic expansion will be sustained, if not further improved, in 2004. These strong economic fundamentals should improve the quality of credit in the economy. However, potential economic risks affecting the quality of credit still exist. These risks include the potential strengthening of the Baht and its impact on the export sectors, the risk of terrorist activities and the 'war on terror', higher oil prices, trade countermeasures implemented by Thailand's trading partners and competitors, the spread of SARS and Bird Flu, or other unforeseen phenomena. Consequently, the Bank will need to closely monitor the development of such risks, evaluate their likely impact, and provide suitable guidelines for each business unit as and when required. The Bank believes that the impact of internal and external environment on the economy will continue to affect business goals and the quality of credit.

Risk from Loan Concentration

In 2003, the Bank had total loans of Baht 506,293 million, representing growth of 4.4% over the prior year. While lending to retail customers showed the highest rate of expansion, loans to corporate customers still accounted for approximately 40% of total loans.

The Bank's loans to its ten largest borrowers totaled Baht 45,437 million, accounting for 9% of total loans. Although this amount is considerably lower than the 14% level reached in 2002, the Bank aims to further dilute this concentration in the year ahead. In addition, the Bank has in place a policy to diversify its risks across various sectors by establishing predetermined exposure limits. The Bank's loans by major concentration areas at the end of 2003 were ranked as follows: industrial sector mortgage lending, and wholesale and retail lending. Loans to the export sector showed the highest rate of expansion followed by the banking and financial sector, credit card and personal lending. However, expansion of lending in all sectors during 2003 was within the predetermined exposure limits set by the Bank.

Risk from an increase to problem loans

The Bank regularly monitors and reviews the quality of its loans through a credit review process, annual review process, and statistical analysis. In this way, the Bank is able to evaluate the trends in, and changes to credit quality. In the past three years, normal loans migrated to problem loans by 0.26%, 0.18%, and 0.14%, respectively and the Bank expects this declining trend to continue. At the end of December 2003, problem loans were equal to 17.5% of the Bank's total debt, compared to 24.2% in 2002, and the Bank expects substantial reduction to this level in the year ahead.

Risk from Aval and Loan Guarantees

In 2003, the Bank had obligations arising from bank guarantees, letters of credit, aval for promissory notes, and other guarantees amounting to Baht 515,462 million. To prevent and mitigate related risks from these contingent liabilities, the Bank carefully examines customers' financial strength and requires collateral by following a similar procedures to those used in the loan approval process.

Risk from Depreciation in Value of Collateral

Most of the Bank's collateral is in the form of immovable assets where changes in the property market will generally affect collateral values. Therefore, the Bank reviews each customer's credit risk and credit line on a periodic basis so that it is consistent with changes to the underlying collateral value, as well as setting aside additional reserves, if necessary, in accordance with the Bank of Thailand's regulations.

Market Risk Management

Policy

The Board of Directors approved a Market Risk Management Policy Guide (MPG) at the end of 2002 and the Bank implemented it at the start of 2003. The MPG includes objectives, scope and responsibilities, and guidelines for measuring, evaluating, controlling and monitoring market risks. In addition, the MPG can be applied to facilitate decision-making and help the Bank to achieve its business goals. According to the Bank's policy, the MPG is reviewed and revised annually.

Market Risk Management Processes

The Bank's Market Risk Management Unit is responsible for measuring, monitoring, reviewing and controlling market risks according to predetermined policies and limits in order to enhance transparency and provide decision making support. The Market Risk Management Unit reports directly to the Head of the Risk Management Group and supports the Asset and Liabilities Management Committee (ALCO), as well as the Risk Management Committee.

Market Risk Management

Portfolios of the Bank that are exposed to risks from changes in interest rates and exchange rates are classified into two types, *Trading Book* and *Banking Book.*

In measuring **Trading Portfolio** risk, both statistical and non-statistical indicators are deployed to assess risks from many perspectives. Statistical risk measurement consists of Value-at-Risk (VaR); while Non-Statistical risk measurements include Basis Point Value (BPV), Duration, Position Size and Stress Tests.

The major risk of the **Banking Portfolio** is interest rate risk (Re-pricing Gaps or Interest Rate Gaps). The Bank has a mixture of positive and negative gaps. It manages this exposure partly through adhering to risk limits and performing stress tests on the sensitivity of net interest income to changes in interest rates and partly through covering some elements of its exposure, as it deems appropriate, through interest rate swap transactions.

Liquidity Risk Management

To manage liquidity risk the Bank takes various risk factors into consideration, including market conditions, interest rate fluctuations, liquidity needs, and liability profiles. The Bank controls and monitors liquidity by managing liquidity gaps, loan-to-deposits ratios, and maximum cash outflows. The objective is to manage any maturity mismatch to the point where it reaches an acceptable level.

Operational Risk Management

The Bank has developed its operational risk management policies and framework by reference to the guidelines developed by the Basel Committee on Banking Supervision. These guidelines have been adapted to meet the Bank's operational risk environment.

In 2003, the Bank established an Operational Risk Management unit. The Bank has formulated strategies and developed clear roles and responsibilities for this Unit. An operational risk management framework was proposed to the Bank's Executive Committee for consideration at mid-2003. Also, the Bank is developing an operational risk management policy guide to submit to the Board of Directors for approval.

The Bank aims to develop comprehensive operational risk management practices and processes to serve as a foundation for better managing this area of risk. The processes include:

1. Control Risk Self Assessments (CRSA)
2. Key Risk Indicators Reporting
3. New Product/Process Approval Procedures
4. Incident and Near Misses Reporting
5. Establishment of a Losses Database

In 2003, the Bank organized major operational risk management measures that included the following:

- Establishment of Key Risk Indicators (KRI) by business units.
- Further improve the CRSA processes for business units.
- Developed a Losses Database to analyze and create tools for operational risk management.
- Commenced collection of information for the Losses Database for managing and reducing losses from operations.

To develop its core competency with respect to operational risk management the Bank plans to implement an Operational Risk Management Policy Guide to compliment its Internal Control Policy Principles that were approved by the Board of Directors in 2003. In addition, the KRI reporting process is to be strengthened as a critical element of the Bank's overall risk management processes. Additional, areas that the Bank will focus on in the year ahead include Electronics Banking, Money Markets and Capital Markets, Outsourcing Risk, and Business Continuity Plans.

Capital Adequacy Risk

On December 31, 2003, the Bank had a Capital Adequacy Ratio (CAR) of 12.9%, which is significantly higher than the 8.5% required by the Bank of Thailand. If including net profit for the year 2003, CAR would be 15.3%. This high ratio reflects the strong financial standing of the Bank.

Other Factors Affecting Investment Decision

At present, the Bank has no legal claims or conflicts brought on by third parties except for some lawsuits arising from the normal course of business. There are no pending lawsuits or any litigation involving a loan principal (excluding interest and expenses) exceeding 5% of total Shareholders' Equity as stated in the latest year-end balance sheet.

To be the Bank of Choice

For Customers, Shareholders, and Employees



MANAGEMENT DISCUSSION AND ANALYSIS: MD&A

Economic Conditions in 2003 and the Outlook for 2004

In 2003, the Thai economy showed signs of a robust recovery, especially during the second half of the year. During the year, the government implemented a number of policies to raise household expenditure, as well as boost consumer and private sector confidence. In addition, the value of Thailand's exports in US dollar terms increased by 17.4% from a year earlier, in part due to the higher price level for agricultural products. These factors helped increase the volume of business transactions, which lead to a reduction in excess liquidity. For 2003, commercial bank loans, in line with improving economic conditions, rose by 4.8% y-o-y. Loans for exports, real estate, personal consumption, and housing were the main contributors to this loan growth.

Economic prospects for 2004 call for GDP growth of about 7-8%, or slightly better than what was achieved in 2003. The key driver of growth will continue to be domestic demand, while increased private investment and higher government spending on large infrastructure projects in the second half of 2004 should also play a significant role. The overall outlook for Thai exports is promising given the improved prospects for the world economy, including in the United States, Europe, and Asian region. These drivers will support a growing Thai economy and provide the Thai banking system with a higher level of business transactions volume and credit demand. In 2004, commercial bank lending is expected to grow by around 7.5% y-o-y, while the resolution of the legacy problem loans should become easier. Despite this healthy outlook, the Thai economy is expected to face challenges from external factors, such as from the outbreak of bird flu, volatility of oil prices and the fall out from the war on terror.

Overview of 2003 Operating Results

SCB's Non-consolidated Operations in 2003

In 2003, the Bank reported a net profit of Baht 12,460 million, which represents a record high for the Bank and a substantial turnaround from the net loss of Baht 12,488 million that was reported the year before. At the same time, total assets and total shareholders' equity rose by 10% and 45%, respectively, to Baht 736,257 million and Baht 75,524 million. Both of these figures are also record highs for the Bank. Meanwhile, return on equity reached 19.5%, the highest level since the Asian financial crisis.

Net Profit for the Past 10 Years


Million Baht
20,000
10,000
0
-10,000
-20,000
-30,000
-40,000
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Net profit (LHS)
ROE (RHS)

Interest and Dividend Income

Interest and dividend income in 2003 amounted to Baht 27,439 million, a decline of 8.7% from 2002. Interest income from loans and inter-bank sources declined due to interest rate reductions in quarters 1-3. Interest and dividend income from investments increased slightly due to higher dividend income from the Bank's investments. Interest income from restructured debt totaled Baht 5,130 million, resulting in yield of 4.2% vs. the 4.1% recorded in 2002.

Interest Expenses

Faced with a continued excess liquidity situation, SCB reduced its deposit rates 3 times in 2003. This resulted in a 33.5% decline in interest expenses to Baht 8,364 million. In addition, the decrease in the proportion of long-term deposits (fixed deposit) to short-term deposits (savings/current) and expiration of negotiable certificates of deposit around Baht 10,000 million with interest rate of 5.25% contributed to the drop in interest expenses.

Net Interest and Dividend Income

Net interest and dividend income for 2003 amounted to Baht 19,075 million, an increase of 9.1% y-o-y as the decline in interest expenses was larger than the decrease in interest and dividend income. Moreover, the progress made in debt restructuring led to higher interest income from restructured loans. As a result, the Bank's net interest margin increased from 2.5% last year to 2.6% in 2003.



Million Baht
20,000
15,000
10,000
5,000
0
Net Interest and Dividend Income (LHS)
Net Interest Margin (RHS)
2.7%
2.6%
2.5%
2.4%
2.3%
2.2%
2.1%
2000
2001
2002
2003

Non-interest Income

For full-year 2003, non-interest income amounted to Baht 9,298 million, a gain of Baht 331 million (or 3.7%) from the previous year. The following is a summary of the analysis of the Bank's non-interest income results:

1. Fee and service income increased by Baht 449 million to Baht 6,142 million in 2003. This rise can be attributed to increased loan-related fees, as well as higher fee income from retail customers including ATM operations, credit cards and e-business (e.g. SCB Easy Bank), as well as income from the Bank's new Bancassurance product.
2. Gains on exchange declined by Baht 17 million to Baht 1,906 million in line with the volume of business transactions.
3. Income from subsidiaries increased by Baht 396 million to Baht 995 million on the back of strong growth at the Bank's subsidiaries that operate in the financial sector, including securities, insurance, hire purchase, leasing and fund management.
4. Gains on investment amounted to Baht 205 million, a decline of Baht 515 million compared to the previous year. This decrease was brought about by a reduction in securities sales and reserves for the impairment of some debt instruments set aside earlier this year.

In 2003, the proportion of non-interest income to interest income was 33:67. The Bank has set a target to increase its non-interest income portion to 40% within 3 years.

Non-interest Expenses

In 2003, non-interest expenses amounted to Baht 13,513 million, representing a decline of Baht 599 million when compared to the previous year. The following is a summary of the analysis in support of the Bank's non-interest expenses for 2003:

1. Personnel expenses totaled Baht 4,328 million, up by 5.7% y-o-y owing mainly to salary increases and higher training costs.
2. Premises and equipment expenses decreased 8.1% y-o-y to Baht 2,793 million following one-time adjustments in the amortization period of building from 20 years to 50 years.
3. Taxes and duties increased slightly to Baht 1,246 million due to accrued expenses related to gains from forward contracts.
4. Fee and services expenses increased by Baht 99 million to Baht 846 million owing to increases in inter-bank charges.
5. Losses from the diminution in the value of properties foreclosed amounted to Baht 390 million, down from the Baht 900 million booked in the previous year, primarily due to the stability and/or improvement in market values during the year.
6. Contributions to the Financial Institutions Development Fund (FIDF) decreased by Baht 120 million to Baht 2,343 million following the FIDF's decision to change its method of calculating the FIDF fee to include only banks' deposit base and to exclude borrowings.

SCB's cost control policies are focused on monitoring its operating cost-to-income ratio. The Bank continues to invest in projects that will enhance its operational efficiency and increase its capability to generate income. The Bank has a policy to keep its operating cost-to-income ratio at 50% or lower. In 2003, this ratio was 48%, down from 53% a year earlier. Excluding the Bank's contribution to the FIDF, this ratio would be 40% for 2003.



Operating Cost (LHS)
Million Baht
Operating Cost to Income (RHS)
13,500
13,000
12,500
12,000
65%
60%
55%
50%
45%
40%
35%
30%
2000
2001
2002
2003

Loan Loss Provisions

The Bank's policy on loan loss provisions, after setting aside a large sum for this purpose in 2002, is to set a general loan loss provision level of Baht 200 million monthly or Baht 2,400 million per year. The aim is to build up its loan loss provision level to 2% of loans net of problem-classified loans. In 2003, the Bank set aside Baht 2,400 million in general reserves (or Baht 200 million per month). As at December 31, 2003, the Bank's loan loss provisions totaled Baht 71,961 million and its loan loss coverage ratio was 80.2%.

Financial Position

Total assets of the Bank at the end of 2003 stood at Baht 736,257 million, an increase of Baht 69,035 million (or 10.3%) over the previous year. This is the highest level of total assets ever reported since the Bank's inception.

Inter-bank and money market items on the asset side of the Bank's balance sheet increased by Baht 5,864 million for a gain of 11.8%. Securities purchased under resale agreements were up Baht 28,650 million due to an increase in deposits.

Investments increased by Baht 978 million (or 0.7%) due mainly to mark-to-market of listed securities and the redemption of the Ministry of Finance's bond of Baht 25,075 million. From the cash proceeds from the redemption of this bond, the Bank invested Baht 10,688 million in the Vayupak Mutual Fund 1.

The Bank's investments can be classified into short-term investments (Baht 37,815 million), long-term investments (Baht 95,526 million) and investments in subsidiaries and associated companies (Baht 14,258 million). Investments in securities can also be classified by investment type as follows:

	December 31, 2003	December 31, 2002	Change Million Baht	Change %
Trading Securities	445	3,600	-3,155	-87.6
Available-for-Sale Securities	87,131	52,828	34,303	64.9
Held-to-Maturity Securities	44,368	74,262	-29,894	-40.3
General investment	1,397	2,933	-1,536	-52.4
Investment in subsidiaries and affiliated companies	14,258	12,998	1,260	9.7
Total	**147,599**	**146,621**	**978**	**0.7**

Remark : The MoF bond of Baht 25,075 million, which was redeemed in 2003, is classified as Held-to-Maturity securities: the Bank's investment of Baht 10,688 million in the Vayupak Mutual Fund 1 is classified as Available-for-Sale securities.

As at December 31, 2003, SCB's total loans outstanding amounted to Baht 506,293 million, an increase of Baht 21,182 million (or 4.4%) from the end of last year. The main source of loan growth in 2003 was retail lending, especially mortgage loans. Also, corporate and SMEs lending expanded slightly during the year. In 2003, the Bank wrote off Baht 9,956 million worth of bad debts from debt restructuring and bad debt charge-offs.

Excluding loans in the Special Assets Group, retail lending accounted for 30% of the Bank's total loan portfolio, up from 25% last year. Loans to SMEs were unchanged at 20%, while loans to corporate customers declined slightly to 50%.

Foreclosed properties of Baht 13,684 million were recorded in 2003 with reserves of Baht 2,577 million. Net foreclosed properties came to Baht 11,107 million, a decrease of Baht 1,175 million (or 9.6%) from the previous year. In 2003, the Bank's revenues from the sale of foreclosed properties amounted to Baht 5,085 million compared to the amount of Baht 1,802 million in 2002 as the property market was on an up-trend. The Bank set aside Baht 656 million of reserves in 2003, which led to a higher coverage ratio of 18.8%.

The Bank reported deposits of Baht 607,132 million for 2003, an increase of Baht 38,350 million over 2002. Inter-bank and money market items increased by Baht 1,753 million due to the excess liquidity situation. With regard to the Bank's deposit structure, the proportion of current and savings accounts increased from 39.9% in 2002 to 50.1% in 2003, while the portion of fixed deposits declined from 58.5% to 49.9%. In 2003, negotiable certificates of deposit of around Baht 10,000 million and an interest rate of 5.25% became due. The expiration of these negotiable certificates of deposit helped reduce the Bank's cost of funds. Finally, the Bank's loan-to-deposit ratio declined slightly to 83.4% in 2003.

Short-term borrowing increased by Baht 5,656 million, while long-term borrowing decreased by Baht 7,055 million. This was due to the life of the Bank's subordinated convertible debt (ECD) becoming less than 1 year, and therefore was reclassified as short-term borrowing. In 2003, 934,930 units (or Baht 934.9 million) of subordinated convertible bonds denominated in Thai Baht were converted into ordinary shares.

Shareholders' equity stood at Baht 75,524 million, an increase of Baht 23,406 million from the end of last year. The increase was mainly due to the profits for the period and increases in the valuation of the Bank's securities investments. In 2003, the Bank successfully wiped out its retained losses in accordance with the resolution of Shareholders' meeting held on April 9, 2003. The Bank's retained losses were offset by its legal reserves, other reserves and share premium resulting in unappropriated retained earnings of Baht 11,950 million compared with retained losses of Baht 74,550 million in 2002. Finally, the Bank's book value per share as of end-2003 stood at Baht 23.88, which compares favorably with Baht 16.64 at the end of the previous year.

Consolidated Financial Statements

On a consolidated basis, the Bank posted a net profit of Baht 12,460 million in 2003. Income and expenses in general showed the same trends as the Bank's non-consolidated results. Compared to its 2002 results, net interest and dividend income increased by Baht 1,678 million, while non-interest income increased by Baht 637 million due mainly to higher fee and service income. Non-interest expenses decreased by Baht 134 million owing to reduced losses from the diminution in the value of foreclosed properties and a decline in premises and equipment expenses.

As at December 31, 2003, total consolidated assets of the Bank and its subsidiaries amounted to Baht 746,838 million, an increase of Baht 71,116 million from the end of 2002. Consolidated liabilities totaled Baht 670,180 million, an increase of Baht 47,522 million from the end of 2002, mainly from the increase in deposits. Total shareholders' equity stood at Baht 76,658 million, an increase of Baht 23,594 million from the prior year.


Million Baht
100,000
80,000
60,000
40,000
20,000
0
17%
16%
15%
14%
13%
12%
2000
2001
2002
2003
2003 Profit (LHS)
Tier 2 Amount (LHS)
Tier 1 Amount (LHS)
CAR (RHS)

Statutory Capital

SCB's total capital funds (tier 1 and tier 2) as of December 31, 2003 were Baht 66,742 million, or approximately 12.9% of total risk assets (of which 7.1% was tier 1 capital). This is higher than Bank of Thailand's requirement calling for minimum capital funds equal to 8.5% of risk assets with at least 4.25% consisting of tier 1 capital. If net profits of Baht 12,460 million are included, the Bank's tier 1 ratio for 2003 would be 9.5%.

Liquidity

As demand for loans was limited in 2003, excess liquidity still prevailed in the financial markets. Although deposit rates were reduced three times in 2003, the Bank's deposit growth outpaced loan growth for the year. Consequently, the Bank's loan-to deposit ratio declined slightly from 85.3% in 2002 to 83.4% this year.

The Bank's policy on liquidity management is to arrange sources of funds at an acceptable cost. The Bank has set up an Assets and Liabilities Management Committee to formulate policy on liquidity management. Also, the Bank has followed the Bank of Thailand's requirement on liquid assets which states that banks must maintain liquid assets equal to at least 6% of total deposits. At least 1% must be in deposits with the Bank of Thailand, while inter-bank deposits must not exceed 2.5%.

Sources and Uses of Funds

In 2003, SCB's major source of funds was deposits at 82%. Other sources of funds included shareholders' equity, borrowing by issuing debt instruments and inter-bank borrowings. The Bank managed to reduce its proportion of fixed deposits (high deposit rates), while savings and current deposits (low deposit rates) increased, resulting in a lower cost of funding.

For 2003, 59% of these funds were used for net loans and accrued interest, while another 20% were applied for investments. Meanwhile, inter-bank and money market items, followed by securities purchase under resale agreements, made up the remaining 7.5% and 5.7%, respectively.

Classification of Loans and Deposits by Maturity

	December 31, 2003 (Million Baht)	December 31, 2002 (Million Baht)	% Change	% of Total
Loan				
Less than 1 year	241,325	225,874	6.8	47.7
Over 1 year	264,968	259,237	2.2	52.3
Total	506,293	485,111	4.4	100.0
Deposits				
Less than 1 year	579,502	528,206	9.7	95.4
Over 1 year	27,630	40,396	-31.6	4.6
Total	607,132	568,602	6.8	100.0

As seen in the above table, though deposits with more than 1 year maturity were less than loans with more than 1 year maturity, this reflects the normal situation at Thai commercial banks since depositors normally roll-over their deposits when they fall due. The problem of maturity mismatch is therefore viewed as an acceptable business risk.

Non-Performing Loans (NPLs)

As of December 31, 2003, SCB's NPLs according to the Bank of Thailand's definition - stood at Baht 89,769 million, or 17.5% of total loans. This represents a decrease of Baht 28,488 million from the Baht 118,257 million (24.2%) figure reported at the end of last year. The reduction of non-performing loans was due partly to write-offs, as well as substantial progress on debt restructuring and/or resolution. The Bank expects this trend to continue as a result of the economic recovery.

Non-Performing Loans and Loan Loss Reserve


100%
80%
60%
40%
20%
0%
2000
2001
2002
2003
Non-Performing Loans
Loan Loss Reserve/NPLs

FIVE YEAR COMPARATIVE FINANCIAL SUMMARY

The Siam Commercial Bank Public Company Limited

Balance Sheets

As at December 31,

Unit : Million Baht

	2003	2002	2001	2000	1999
ASSETS					
CASH	13,059	7,524	7,753	8,982	10,630
INTERBANK AND MONEY MARKET ITEMS	55,619	49,755	74,010	57,305	48,557
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	42,100	13,450	28,480	18,480	3,095
NET INVESTMENT IN SECURITIES	147,599	146,621	124,807	122,171	104,655
LOANS	506,293	485,110	456,267	485,851	488,498
LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS	(71,961)	(79,807)	(23,535)	(22,808)	(18,713)
NET LOANS	434,332	405,303	432,732	463,043	469,785
ACCURED INTEREST RECEIVABLES	1,671	2,489	2,250	2,855	3,970
PROPERTIES FORECLOSED, NET	11,107	12,282	11,405	9,679	10,848
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	432	557	476	918	2,832
PREMISES AND EQUIPMENT, NET	20,113	19,321	19,784	20,737	17,363
OTHER ASSETS	10,225	9,920	10,202	8,027	11,732
TOTAL ASSETS	**736,257**	**667,222**	**711,899**	**712,197**	**683,467**
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS	607,132	568,602	600,990	593,107	562,642
INTERBANK AND MONEY MARKET ITEMS	10,851	9,098	11,395	17,608	24,126
LIABILITIES PAYABLE ON DEMAND	3,771	3,002	3,583	1,981	4,471
BORROWINGS	24,043	25,442	25,522	25,602	22,103
BANK'S LIABILITY UNDER ACCEPTANCES	432	557	476	918	2,832
OTHER LIABILITIES	14,504	8,403	7,991	12,806	13,211
TOTAL LIABILITIES	**660,733**	**615,104**	**649,957**	**652,022**	**629,385**
SHAREHOLDERS' EQUITY					
ISSUED AND PAID-UP SHARE CAPITAL	31,630	31,319	31,312	31,305	31,210
PREMIUM ON SHARE CAPITAL AND RESERVE	14,397	87,812	87,922	88,168	82,634
RETAINED EARNINGS UNAPPROPRIATED	11,950	(74,550)	(62,063)	(62,467)	(66,069)
REVALUATION SURPLUS ON INVESTMENTS	17,599	7,554	4,656	2,862	6,192
FOREIGN CURRENCY TRANSLATION	(102)	(17)	115	307	115
UNREALIZED GAIN RESULTING FROM THE SALE OF SHARE OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE	50	-	-	-	-
TOTAL SHAREHOLDERS' EQUITY	**75,524**	**52,118**	**61,942**	**60,175**	**54,082**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**736,257**	**667,222**	**711,899**	**712,197**	**683,467**
TOTAL CAPITAL FUNDS	66,742	62,062	77,923	78,377	74,172
OFF-BALANCE SHEET ITEMS-CONTINGENCIES					
AVALS TO BILL AND GUARANTEES OF LOANS	3,943	3,194	4,821	11,911	14,249
LIABILITY UNDER UNMATURED IMPORT BILLS	2,386	3,657	3,259	4,374	6,820
LETTERS OF CREDIT	8,149	6,359	8,730	9,533	7,372
OTHER CONTINGENCIES	500,984	383,239	321,064	377,870	283,153

The Siam Commercial Bank Public Company Limited

Statements of Income

For the Year Ended December 31,

Unit : Million Baht

	2003	2002	2001	2000	1999
INTEREST AND DIVIDEND INCOME	27,439	30,051	32,875	36,157	41,021
INTEREST EXPENSES	8,364	12,568	16,797	21,165	30,424
NET INTEREST AND DIVIDEND INCOME	**19,075**	**17,483**	**16,078**	**14,992**	**10,597**
BAD DEBT AND DOUBTFUL ACCOUNTS	2,400	24,826	9,207	6,256	40,231
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS	**16,675**	**(7,343)**	**6,871**	**8,736**	**(29,634)**
NON-INTEREST INCOME					
GAIN ON EXCHANGES	1,906	1,923	1,000	527	1,470
FEES, SERVICE INCOME AND OTHER INCOME	6,397	6,445	4,949	6,400	8,146
INCOME FROM EQUITY INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	995	599	664	2,101	(1,115)
TOTAL NON-INTEREST INCOME	**9,298**	**8,967**	**6,613**	**9,028**	**8,500**
NON-INTEREST EXPENSES					
PERSONNEL EXPENSES AND DIRECTORS' REMUNERATION	4,368	4,134	4,064	3,903	4,801
TAXES AND DUTIES	1,246	1,221	1,163	1,277	1,476
LOSS FROM DIMINUTION IN VALUE AND RESERVE FOR SELLING EXPENSE OF PROPERTY FORECLOSED	390	900	100	1,302	-
OTHER EXPENSES	7,509	7,857	7,752	7,722	8,140
TOTAL NON-INTEREST EXPENSES	13,513	14,112	13,079	14,204	14,417
INCOME (LOSS) BEFORE INCOME TAX	**12,460**	**(12,488)**	**405**	**3,560**	**(35,551)**
INCOME TAX	-	-	-	-	-
NET PROFIT (LOSS)	**12,460**	**(12,488)**	**405**	**3,560**	**(35,551)**
DIVIDEND PER SHARE (BAHT)	-	-	-	-	-

The Siam Commercial Bank Public Company Limited

Financial Ratio

		2003	2002	2001	2000	1999
PROFITABILITY RATIO						
Profit Margin		71.54%	62.75%	53.04%	49.36%	34.80%
Net Profit Margin		33.92%	(32.01%)	1.02%	7.88%	(71.79%)
Return on Equity		19.52%	(21.90%)	0.66%	6.23%	(79.88%)
Interest Income		4.15%	4.79%	5.22%	5.79%	6.54%
Interest Expense		1.34%	2.02%	2.63%	3.39%	4.84%
Interest Spread		2.81%	2.77%	2.59%	2.40%	1.70%
Return on Investment		2.99%	3.50%	3.38%	5.52%	8.81%
EFFICIENCY RATIO						
Cost to Income		48.29%	52.57%	58.17%	62.85%	85.80%
Net Interest Income to Total Assets		2.72%	2.54%	2.26%	2.15%	1.53%
Return on Assets		1.78%	(1.81%)	0.06%	0.51%	(5.13%)
Asset Turnover	(Times)	0.05	0.06	0.06	0.06	0.07
FINANCIAL POLICY RATIO						
Liabilities to Equity	(Times)	8.75	11.80	10.49	10.84	11.64
Loans to Borrowing		79.74%	81.25%	72.41%	78.28%	82.91%
Loans to Deposits		83.39%	85.32%	75.92%	81.92%	86.82%
Deposits to Liabilities		91.89%	92.44%	92.47%	90.96%	89.40%
Dividend Payout Ratio		-	-	-	-	-
ASSET QUALITY RATIO						
Non-Performing Loans to Total Loans (including loans to financial institutions)		17.51%	24.20%	28.60%	19.31%	22.95%
Allowance for Doubtful Accounts to Non-Performing Loans		80.16%	67.49%	27.71%	24.20%	16.46%
Allowanace for Doubtful Accounts to Loans and Accrued Interest Receivables		14.17%	16.37%	5.13%	4.67%	3.80%
Doubtful Loss to Loans and Accrued Interest Receivables		1.95%	0.80%	2.09%	1.52%	10.78%
Accrued Interest Receivables to Loans and Accrued Interest Receivables		0.33%	0.51%	0.49%	0.58%	0.81%
CAPITAL ADEQUACY RATIO						
Total Capital to Total Risk Assets		12.9%	14.0%	16.6%	16.1%	15.0%
Total Tier 1 Capital to Total Risk Assets		7.1%	8.1%	10.3%	9.9%	9.8%
Total Tier 2 Capital to Total Risk Assets		5.8%	5.9%	6.3%	6.2%	5.2%

REPORT OF THE BOARD OF DIRECTORS' RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The Board of Directors is responsible for the consolidated financial statements of the Bank and its affiliated companies and financial information stated in the Annual Report. The Bank's financial statements were prepared in accordance with generally accepted appropriate accounting principles and practices on a regular basis in Thailand. Material information was sufficiently disclosed in the Notes to the Financial Statements.

The Board appointed the Audit Committee who comprises of Independent Directors and Non-executive Director to oversee the quality of financial reports and internal control of the Bank. The Audit Committee's views regarding this issue is disclosed in this Annual Report under the section of the Audit Committee's Report.

In the Board of Directors' opinion. the Bank's internal control system is adequate and can assure the reliability of the consolidated financial statements of the Bank and its affiliated companies as at December 31. 2003.

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheets of The Siam Commercial Bank Public Company Limited as at December 31, 2003 and 2002, and the related consolidated and Bank's statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Bank's financial statements present fairly, in all material respects, the financial position of The Siam Commercial Bank Public Company Limited and its subsidiaries, and of The Siam Commercial Bank Public Company Limited, as at December 31, 2003 and 2002, and the results of operations and the cash flows for the years then ended in conformity with generally accepted accounting principles.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
February 23, 2004

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	Notes	CONSOLIDATED		BANK	
		2003	2002	2003	2002
ASSETS					
CASH		13,190	7,689	13,059	7,524
INTERBANK AND MONEY MARKET ITEMS	*4.2*				
Domestic items					
Interest bearing		6,426	5,802	6,153	5,473
Non-interest bearing		9,095	3,627	8,872	3,584
Foreign items					
Interest bearing		39,848	41,134	37,334	38,856
Non-interest bearing		3,704	2,570	3,260	1,842
Total interbank and money market items		59,073	53,133	55,619	49,755
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	*4.3*	42,100	13,450	42,100	13,450
INVESTMENTS	*4.4*				
Short-term investments - net		41,237	42,959	37,815	42,401
Long-term investments - net		99,251	97,206	95,526	91,222
Investments in subsidiaries and associated companies - net		3,459	3,279	14,258	12,998
Total investments - net		143,947	143,444	147,599	146,621
LOANS AND ACCRUED INTEREST RECEIVABLES					
Loans	*4.5*	512,391	489,118	506,293	485,110
Accrued interest receivables		1,776	2,619	1,671	2,489
Total loans and accrued interest receivables		514,167	491,737	507,964	487,599
Less Allowance for doubtful accounts	*4.5.6, 4.6*	(64,065)	(71,369)	(61,574)	(69,380)
Less Revaluation allowance for debt restructuring	*4.5.7, 4.7*	(10,730)	(11,210)	(10,387)	(10,427)
Net loans and accrued interest receivables		439,372	409,158	436,003	407,792
PROPERTIES FORECLOSED - NET	*4.9*	11,522	12,649	11,107	12,282
CUSTOMERS' LIABILITY UNDER ACCEPTANCES		432	557	432	557
PREMISES AND EQUIPMENT - NET	*4.10*	25,155	24,636	20,113	19,321
NET INTER-ACCOUNT BALANCE		2,271	2,798	2,271	2,798
ASSETS PENDING TRANSFER	*4.11*	4,810	3,319	4,810	3,319
OTHER ASSETS - NET	*4.12*	4,966	4,889	3,144	3,803
TOTAL ASSETS		**746,838**	**675,722**	**736,257**	**667,222**

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	Notes	CONSOLIDATED 2003	CONSOLIDATED 2002	BANK 2003	BANK 2002
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS	*4.13*				
Deposits in Baht		601,568	561,916	598,841	559,191
Deposits in foreign currencies		11,303	12,588	8,291	9,411
Total deposits		612,871	574,504	607,132	568,602
INTERBANK AND MONEY MARKET ITEMS	*4.14*				
Domestic items					
Interest bearing		5,232	5,289	5,282	5,442
Non-interest bearing		4,273	1,587	4,502	1,634
Foreign items					
Interest bearing		339	1,227	372	1,320
Non-interest bearing		675	687	695	702
Total interbank and money market items		10,519	8,790	10,851	9,098
LIABILITIES PAYABLE ON DEMAND		3,776	3,002	3,771	3,002
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	*4.15*	10	40	-	-
BORROWINGS	*4.16*				
Short-term borrowings		5,661	5	5,661	5
Long-term borrowings		18,774	25,832	18,382	25,437
Total borrowings		24,435	25,837	24,043	25,442
BANK'S LIABILITIES UNDER ACCEPTANCES		432	557	432	557
INTEREST PAYABLE ON DEPOSITS		1,586	2,539	1,586	2,539
LIABILITIES PENDING TRANSFER	*4.17*	9,866	2,627	9,848	2,624
OTHER LIABILITIES	*4.18*	6,685	4,761	3,070	3,240
TOTAL LIABILITIES		**670,180**	**622,657**	**660,733**	**615,104**

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	Notes	CONSOLIDATED 2003	CONSOLIDATED 2002	BANK 2003	BANK 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	*4.19*				
Authorized share capital					
5,615,987,397 preferred shares of Baht 10.00 each (2002 : 5,942,649,837 shares of Baht 10.00 each)		56,160	59,426	56,160	59,426
1,384,012,603 ordinary shares of Baht 10.00 each (2002 : 1,057,350,163 shares of Baht 10.00 each)		13,840	10,574	13,840	10,574
Issued and fully paid-up share capital					
1,777,626,432 preferred shares of Baht 10.00 each (2002: 2,105,291,399 shares of Baht 10.00 each)		17,776	21,053	17,776	21,053
1,385,427,261 ordinary shares of Baht 10.00 each (2002: 1,026,569,982 shares of Baht 10.00 each)		13,854	10,266	13,854	10,266
PREMIUM ON PREFERRED SHARES	*4.20*	4,056	32,790	4,056	32,790
PREMIUM ON ORDINARY SHARES	*4.20*	1,371	22,786	1,371	22,786
UNREALIZED INCREMENT PER LAND APPRAISAL		4,621	4,621	4,621	4,621
UNREALIZED INCREMENT PER PREMISES APPRAISAL		3,726	3,839	3,726	3,839
REVALUATION SURPLUS ON INVESTMENTS		17,599	7,554	17,599	7,554
FOREIGN CURRENCY TRANSLATION		(102)	(17)	(102)	(17)
UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE		50	-	50	-

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	Notes	CONSOLIDATED 2003	CONSOLIDATED 2002	BANK 2003	BANK 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
RETAINED EARNINGS					
Appropriated					
Legal reserve	*4.20, 4.21*	623	695	623	695
Other reserve	*4.20, 4.22*	-	23,081	-	23,081
Unappropriated (Deficit)		11,950	(74,550)	11,950	(74,550)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK		75,524	52,118	75,524	52,118
MINORITY INTEREST		1,134	947	-	-
TOTAL SHAREHOLDERS' EQUITY		76,658	53,065	75,524	52,118
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**746,838**	**675,722**	**736,257**	**667,222**
OFF-BALANCE SHEET ITEMS - CONTINGENCIES	*4.23*				
AVALS TO BILLS AND GUARANTEES OF LOANS		3,943	3,194	3,943	3,194
LIABILITY UNDER UNMATURED IMPORT BILLS		2,386	3,657	2,386	3,657
LETTER OF CREDIT		8,243	6,398	8,149	6,359
OTHER CONTINGENCIES		501,125	383,546	500,984	383,239

J. Wattanasiritham

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	Notes	CONSOLIDATED		BANK	
		2003	2002	2003	2002
INTEREST AND DIVIDEND INCOME	4.24				
Interest on loans		21,636	23,748	21,400	23,459
Interest on interbank and money market items		1,033	1,837	1,014	1,822
Investments		5,330	4,965	5,025	4,770
Total Interest and Dividend Income		27,999	30,550	27,439	30,051
INTEREST EXPENSES					
Interest on deposits		7,016	10,982	6,957	10,906
Interest on interbank and money market items		149	336	146	333
Interest on short-term borrowings		198	-	198	-
Interest on long-term borrowings		1,098	1,371	1,063	1,329
Total Interest Expenses		8,461	12,689	8,364	12,568
Net Interest and Dividend Income		19,538	17,861	19,075	17,483
BAD DEBT AND DOUBTFUL ACCOUNTS	4.6	1,493	24,224	1,287	23,976
LOSS ON DEBT RESTRUCTURING	4.5.7	962	860	1,113	850
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring		17,083	(7,223)	16,675	(7,343)
NON-INTEREST INCOME					
Gain on investments	4.4.3	318	708	205	720
Income from equity interest in subsidiaries and/or associated companies		441	395	995	599
Fees and service income					
Acceptances, avals and guarantees		669	626	669	626
Others		5,783	5,418	5,473	5,067
Gain on exchanges		1,916	1,918	1,906	1,923
Other income		2,111	1,535	50	32
Total Non-Interest Income		**11,238**	**10,600**	**9,298**	**8,967**

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	Notes	CONSOLIDATED 2003	CONSOLIDATED 2002	BANK 2003	BANK 2002
NON-INTEREST EXPENSES					
Personnel expenses		5,326	4,690	4,328	4,096
Premises and equipment expenses		3,285	3,610	2,793	3,039
Taxes and duties		1,268	1,250	1,246	1,221
Fees and service expenses		885	766	846	746
Directors' remuneration		63	58	40	38
Contributions to the Financial Institutions Development Fund		2,356	2,474	2,343	2,463
Loss from diminution in value and reserve for selling expense of property foreclosed	*4.25*	390	907	390	900
Other expenses		2,001	1,953	1,527	1,609
Total Non-Interest Expenses		15,574	15,708	13,513	14,112
INCOME (LOSS) BEFORE INCOME TAX		12,747	(12,331)	12,460	(12,488)
LESS INCOME TAX	*4.29*	130	62	-	-
INCOME (LOSS) BEFORE MINORITY INTEREST IN SUBSIDIARIES		12,617	(12,393)	12,460	(12,488)
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		157	95	-	-
NET INCOME (LOSS)		**12,460**	**(12,488)**	**12,460**	**(12,488)**
BASIC EARNINGS (LOSS) PER SHARE (BAHT)	*4.26*	9.68	(12.89)	9.68	(12.89)
DILUTED EARNINGS (LOSS) PER SHARE (BAHT)	*4.26*	3.69	-	3.69	-

J. Wattanasiritham

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	Notes	CONSOLIDATED		BANK	
		2003	2002	2003	2002
PREFERRED SHARE CAPITAL					
Beginning balance		21,053	22,562	21,053	22,562
Additions : Converted from warrants		-	-	-	-
Deductions : Converted to ordinary shares		(3,277)	(1,509)	(3,277)	(1,509)
Ending balance		17,776	21,053	17,776	21,053
ORDINARY SHARE CAPITAL					
Beginning balance		10,266	8,750	10,266	8,750
Additions : Converted from preferred shares and subordinated convertible bonds		3,588	1,516	3,588	1,516
Ending balance		13,854	10,266	13,854	10,266
PREMIUM ON PREFERRED SHARES					
Beginning balance		32,790	35,140	32,790	35,140
Additions : Converted from warrants		1	-	1	-
Deductions : Converted to ordinary shares		(747)	(2,350)	(747)	(2,350)
Deductions : Transfer to reduce deficit	4.20	(27,988)	-	(27,988)	-
Ending balance		4,056	32,790	4,056	32,790
PREMIUM ON ORDINARY SHARES					
Beginning balance		22,786	20,422	22,786	20,422
Additions : Converted from preferred shares and subordinated convertible bonds		1,371	2,364	1,371	2,364
Deductions : Transfer to reduce deficit	4.20	(22,786)	-	(22,786)	-
Ending balance		1,371	22,786	1,371	22,786
UNREALIZED INCREMENT PER LAND APPRAISAL					
Beginning balance		4,621	4,621	4,621	4,621
Deductions		-	-	-	-
Ending balance		4,621	4,621	4,621	4,621
UNREALIZED INCREMENT PER PREMISES APPRAISAL					
Beginning balance		3,839	3,962	3,839	3,962
Deductions		(113)	(123)	(113)	(123)
Ending balance		3,726	3,839	3,726	3,839

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	Notes	CONSOLIDATED 2003	CONSOLIDATED 2002	BANK 2003	BANK 2002
REVALUATION SURPLUS ON INVESTMENTS					
Beginning balance		7,554	4,656	7,554	4,656
Additions		10,045	2,898	10,045	2,898
Ending balance		17,599	7,554	17,599	7,554
FOREIGN CURRENCY TRANSLATION					
Beginning balance		(17)	115	(17)	115
Deductions		(85)	(132)	(85)	(132)
Ending balance		(102)	(17)	(102)	(17)
UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE					
Beginning balance		-	-	-	-
Additions		50	-	50	-
Ending balance		50	-	50	-
RETAINED EARNINGS					
Appropriated					
Legal reserve					
Beginning balance		695	695	695	695
Additions : Appropriated from net income		623	-	623	-
Deductions : Transfer to reduce deficit	*4.20*	(695)	-	(695)	-
Ending balance		623	695	623	695
Others					
Beginning balance		23,081	23,081	23,081	23,081
Deductions : Transfer to reduce deficit	*4.20*	(23,081)	-	(23,081)	-
Ending balance		-	23,081	-	23,081

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31. 2003 AND 2002

UNIT: MILLION BAHT

	Notes	CONSOLIDATED		BANK	
		2003	2002	2003	2002
RETAINED EARNINGS (CONTINUED)					
Unappropriated (Deficit)					
Beginning balance		(74,550)	(62,062)	(74,550)	(62,062)
Additions (Deductions) : Net income (loss)		12,460	(12,488)	12,460	(12,488)
Deductions : Appropriated to legal reserve		(623)	-	(623)	-
Additions : Unrealized increment per assets appraisal		113	-	113	-
Additions : Reductions of deficit from	*4.20*				
- Other reserve		23,081	-	23,081	-
- Legal reserve		695	-	695	-
- Premium on ordinary shares		22,786	-	22,786	-
- Premium on preferred shares		27,988	-	27,988	-
Ending balance (Deficit)		11,950	(74,550)	11,950	(74,550)
TOTAL SHAREHOLDER'S EQUITY OF THE BANK		75,524	52,118	75,524	52,118
MINORITY INTEREST					
Beginning balance		947	936	-	-
Additions		187	11	-	-
Ending balance		1,134	947	-	-
TOTAL		**76,658**	**53,065**	**75,524**	**52,118**

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	CONSOLIDATED		BANK	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	12,460	(12,488)	12,460	(12,488)
Items to reconcile net income (loss) to cash received (paid) from operating activities:				
Depreciation and amortization	1,345	1,563	949	1,223
Bad debt and doubtful accounts	1,493	24,224	1,287	23,976
Loss on debt restructuring	962	860	1,113	850
Loss from diminution in value and reserve for selling expense of property foreclosed	390	907	390	900
Loss on impairment of investment in securities (reversal)	(233)	(485)	(244)	(506)
Loss (gain) on sales of investments	6	(153)	143	(157)
Gain on transferring investment portfolio	(28)	(4)	(28)	(4)
Gain on sales of premises and equipment	(14)	(9)	(15)	(4)
Loss on sales of property foreclosed	4	37	13	38
Gain on exchange	(1,916)	(1,918)	(1,906)	(1,923)
Unrealized gains on revaluation of securities	(63)	(66)	(76)	(53)
Amortization of goodwill	51	51	-	-
Decrease in accrued interest and dividend income	1,694	46	1,661	227
Decrease in accrued interest payable	(1,491)	(1,022)	(1,485)	(1,023)
Increase (decrease) in other accrued expenses	50	283	(63)	301
Income from equity interest in subsidiaries and/or associated companies	(441)	(395)	(995)	(599)
Minority interest in net income from subsidiaries	157	95	-	-
Income from operations before changes in operating assets and liabilities	14,426	11,526	13,204	10,758
Operating assets (increase) decrease				
Interbank and money market items	(5,977)	23,773	(5,913)	24,114
Securities purchased under resale agreements	(28,650)	15,030	(28,650)	15,030
Securities for trading	5,402	(116)	4,987	37
Loans and accrued interest receivables	(38,594)	(4,819)	(36,441)	(4,519)
Properties foreclosed	5,395	1,749	5,352	1,742
Other assets	1,850	2,371	2,677	2,073

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	CONSOLIDATED		BANK	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Deposits	38,367	(31,476)	38,530	(32,388)
Interbank and money market items	1,729	(2,627)	1,753	(2,297)
Liabilities payable on demand	774	(582)	770	(582)
Securities sold under repurchase agreements	(30)	30	-	-
Short-term borrowings	(5)	5	(5)	5
Other liabilities	8,998	1,343	6,995	1,141
Net cash provided by operating activities	**3,685**	**16,207**	**3,259**	**15,114**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of available-for-sale securities	(144,954)	(33,683)	(136,704)	(26,783)
Proceeds from sales of available-for-sale securities	118,609	33,202	110,593	27,182
Purchases of held-to-maturity securities	(42,032)	(34,957)	(42,018)	(33,811)
Proceeds from redemption of held-to-maturity securities	71,105	20,981	71,041	19,665
Purchases of general securities	(961)	(768)	(953)	(853)
Proceeds from sales of general securities	1,733	38	1,727	36
Purchases of investments in subsidiaries and associated companies	(292)	(248)	(131)	(203)
Proceeds from sales of investments in subsidiaries and associated companies	453	208	369	262
Purchases of premises and equipment	(1,969)	(1,017)	(1,849)	(852)
Proceeds from sales of premises and equipment	191	39	179	29
Net cash provided (used) by investing activities	**1,883**	**(16,205)**	**2,254**	**(15,328)**

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

UNIT: MILLION BAHT

	CONSOLIDATED		BANK	
	2003	2002	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in long-term borrowings	17	(15)	21	(16)
Preferred shares increase from conversion of warrants	-	-	-	-
Premium on preferred shares increase from conversion of warrants	1	-	1	-
Net cash provided (used) by financing activities	18	(15)	22	(16)
Decrease in foreign currency translation	(85)	(132)	-	-
Net increase (decrease) in cash and cash equivalents	5,501	(145)	5,535	(230)
Cash and cash equivalents as at January 1,	7,689	7,834	7,524	7,754
Cash and cash equivalents as at December 31,	**13,190**	**7,689**	**13,059**	**7,524**

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1. OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

The economic difficulties in Thailand and Asia-Pacific countries have eased to a certain extent in the current period. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiary.

On January 23, 2004, the Ministry of Finance has issued a notification regarding the Financial Sector Master Plan (the Plan). The Plan details the operational structure of financial institutions which may affect the operations of a subsidiary and an associated company of the bank which are finance companies (see Note 4.32.4).

2. BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

2.1 The Bank has its registered address in Thailand. Its head office is located at 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok. The Bank provides banking business through its branch network in Thailand and other countries. As at December 31, 2003 and 2002, the Bank has 10,865 and 10,710 employees, respectively.

2.2 The consolidated and the Bank's financial statements for the years ended December 31, 2003 and 2002 are presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial banks, issued under Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards used by the banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and The Bank of Thailand's guidelines.

2.3 The consolidated financial statements include the accounts of the Head Office, all domestic and overseas branches, the Bangkok International Banking Facilities business and the bank's subsidiaries where more than 50% of the shares are owned by the Bank. Significant related party transactions and balances have been eliminated. The subsidiaries are as follows:

	2003	2002
1. Chatuchak Asset Management Co., Ltd.	/	/
2. The Cambodian Commercial Bank Ltd.	/	/
3. SCB Securities Co., Ltd.	/	/
4. The Book Club Finance PCL	/	/
5. The Samaggi Insurance PCL	/	/
6. SCB Business Services Co., Ltd.	/	/
7. SCB Training Centre Co., Ltd.	/	/
8. Siam Pitiwat Co., Ltd.	/	/
9. Sub Sri Thai Warehouse PCL	/	/
10. Mahisorn Co., Ltd.	/	/
11. Astrakhan Investment Ltd.	/	/
12. SCB Asset Management Co., Ltd. (1)	/	-
13. SCB Resolution Corporation Co., Ltd. (2)	-	/

(1) : Changed from associated company to subsidiary during 2003

(2) : Not included in the consolidated financial statements for 2003 because it was in the process of dissolution.

All subsidiaries have been registered and are operating in Thailand except The Cambodian Commercial Bank Ltd., which is registered and operates in Cambodia, and Astrakhan Investment Ltd. which is registered and operates in Hong Kong.

The consolidated financial statements for the years ended December 31, 2003 and 2002 do not include the following companies, which are either subsidiaries or companies which the Bank and subsidiaries have significant control, due to discontinuation of their operations or being in the process of dissolution. However, there are no material effects on the consolidated financial statements for not including such companies (see Note 4.4.7). Such companies are as follows:

Investment in subsidiaries and associated companies

- Oreo Realty Inc. (registered and operated in the United States of America).
- Thai International Property Development Co., Ltd.
- SCB Advisory Service Co., Ltd.*
- SCB Research Institute Co., Ltd.*

Investment in general investments

- Supapirom Co., Ltd.
- Siam Commercial Development Co., Ltd.
- Suthakarn Co., Ltd.
- Thai Manpower Development Co., Ltd.
- Prime Business Co., Ltd.
- M & M Service Co., Ltd.
- Sorathon Co., Ltd.
- Satayu Co., Ltd.

* Not included in the 2003 consolidated financial statements because the company was dissolved before December 31, 2003.

In addition, the consolidated financial statements for the year ended December 31, 2003 did not include the financial statements of the companies for which the Bank and a subsidiary have more than 50% of the equity of securities of companies received from debt restructuring because the Bank and a subsidiary have the intention to hold such investments temporarily. Such investments have been recorded under "Investment in general investments" (For the year ended December 31, 2002, the financial statements of Bangkok Crystal Co., Ltd., of which the Bank and a subsidiary hold 76.2% were excluded). Such companies are as follows:

	% of the paid-up capital
S.G. Land Co., Ltd.	99.7
Mahachai Land Development Co., Ltd.	81.4
Bangkok Crystal Co., Ltd.	76.2

2.4 The consolidated and the Bank's financial statements for the years ended December 31, 2003 and 2002 included the following adjustments which were not recorded by its subsidiary :

Unit : Million Baht

	CONSOLIDATED BALANCE SHEETS		**BANK BALANCE SHEETS**	
	2003	**2002**	**2003**	**2002**
Increased provision for doubtful debts of subsidiary	200	200	-	-
Increased provision for doubtful debts of subsidiary resulting in a decrease in investments	-	-	200	200

Unit : Million Baht

	CONSOLIDATED INCOME STATEMENT		BANK INCOME STATEMENT	
	2003	2002	2003	2002
Bad debt and doubtful accounts (reversal)	-	(219)	-	-
Bad debt and doubtful accounts (reversal) resulting in an increase in equity interest in subsidiary	-	-	-	(219)

2.5 Change in accounting estimate

During 2003, the Bank changed the estimated useful life of its premises from 20 years to 50 years for depreciation purposes with respect to the estimated useful life of the premises estimated by independent appraisers, effective from January 1, 2003. The change in the estimated useful life affected the consolidated and the Bank's financial statements for the year ended December 31, 2003 as follows :

Unit : Million Baht

	CONSOLIDATED AND BANK
Depreciation for the year decreased	289.0
Net income for the year increased	289.0
Basic earnings per share increased (Baht)	0.22
Diluted earnings per share increased (Baht)	0.08

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and cash equivalents

Cash and cash equivalents include cash-in-hand and cash-on-collection.

3.2 Investment in securities

The investments in securities are classified as trading securities, available-for-sale securities, held-to-maturity securities, general investments and investment in subsidiaries and associated companies. The Bank separately presents such investments in the balance sheet as either short-term investments, long-term investments and investments in subsidiaries and associated companies. Short-term investments are those investments that the Bank intends to hold for less than 1 year. Long-term investments are those investments that the Bank intends to hold for more than 1 year.

Trading securities are those investments that management acquires with the intent to hold them for a short period of time in order to take advantage of anticipated changes in the underlying market values. Trading securities are carried at fair value. Changes in fair value are recognized in the statement of income as either non-interest income or expense. Interest income on trading securities is recognized using the accrual basis of accounting.

Debt securities for which the Bank has both the intent and ability to hold until maturity are classified as held-to-maturity securities. Such securities are carried at amortized cost, net of valuation allowances for impairment, if any. Valuation allowances are established and recognized in non-interest expense in the statement of income, when management has assessed a security as being impaired. Premiums and discounts on held-to-maturity securities are amortized or accreted as adjustments to interest income using the effective interest rate method over the term of the securities. Interest income on held-to-maturity securities is recognized using the accrual basis of accounting.

The Bank classifies the rights of the Bank against the non-negotiable promissory note, which was given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities.

Marketable debts and equity securities that are not classified as trading securities, held-to-maturity securities, and investment in subsidiaries and associated companies are classified as available-for-sale securities and are carried at fair value, with the unrealized gains or losses presented as a separate component of shareholders' equity until realized upon disposition or sale of the underlying securities. Interest income on available-for-sale securities is recognized using the accrual basis of accounting.

Equity securities which are non-marketable securities and not subsidiaries and associated companies are classified as general investments and are carried at the historical cost, net of valuation allowances for impairment, if any. Valuation allowances are established and recognized as non-interest expense in the statement of income, when management has assessed a security as being impaired.

Investments in subsidiaries and associated companies are recorded by the equity method net of allowances for impairment, if any.

Investments in companies owned by the Bank which comprise 20% or more of paid-up capital as a result of trouble debt restructuring are not treated as investment in subsidiaries or associated companies due to the temporary holding nature of such investments.

The following methodologies were used to determine the fair value of securities held by the Bank

The fair value of government debt securities is estimated based on monthly auction value prices. In situations where no auction prices are available, the fair value is estimated based on the Thai Bond Dealing Center's yield curve. For state enterprise debt securities without guarantees by the government, the fair value is estimated based on the yield curve of government debt securities plus an appropriate risk premium.

The bidding prices at The Stock Exchange of Thailand on the last business day of the period are used to estimate the fair value of listed private sector debt and equity securities. The fair value of non-listed private sector debt securities is estimated using the prices obtained from the Thai Bond Dealing Center. In the absence of available prices, fair value is estimated by applying the BOT valuation formula and the risk free yield curve plus the appropriate risk premium.

The fair value of unit trusts is estimated based on the net asset value at the end of the period.

The fair value of foreign debt and equity securities listed on foreign exchanges is estimated by using the bid prices in such exchanges as of the last business day of the period. The fair value of non-listed foreign debt and equity securities is determined based on values quoted by reliable international financial institutions.

Cost of securities sold during the period is calculated by the weighted average method.

3.3 Loans

Overdrafts are stated at the principal amounts including interest. Certain overdrafts for which special notice has been served on the borrower and other loans are stated at the principal amount. Unearned discounts received in advance are presented as deduction from the loans.

3.4 Allowance for doubtful accounts

The Bank established its minimum allowance for doubtful accounts based on the BOT's guidelines. The guidelines require banks to categorize their loan portfolios into six categories. Each loan category is subject to different levels of provisioning based on percentages established by the BOT. Since 2003, the BOT's guidelines has been changed. The minimum allowance consists of the provisions based on the regulatory loan classifications and other additional provisions required by the BOT.

In addition, the BOT also established the interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks and finance companies to perform qualitative reviews of their loans as an ongoing process. The Bank and subsidiaries, which are financial institutions, are required to periodically report the result of their compliance with these guidelines to the BOT.

The Bank has established the allowance for doubtful accounts in excess of the minimum requirement under BOT's guidelines by considering each loan type. For corporate loans, the Bank considered a borrower's ability to repay the obligation on an individual case basis based on recent payment history and estimated collateral value, if the expected source of repayment is from the liquidation of collateral. For SME and consumer loans, the Bank used credit porfolio statistics to do the statistical analysis (Migration Analysis) for estimation of the deterioration in the portfolio and related allowance for loans under the doubtful category.

Loans which have been restructured will be reclassified. Restructured loans which were previously classified as doubtful and doubtful loss are upgraded to substandard. Restructured loans which were previously classified as substandard or special mention loans will be classified at the same class for 3 consecutive months or the next 3 installment payments, whichever is the longer, at which time the loans will be reclassified as normal if the terms of the restructuring are complied with.

Allowances for doubtful accounts established during the year are recognized as bad debt and doubtful accounts expense in the statement of income.

Bad debt written off or bad debt recovered is recorded as a decrease or an increase in the allowance for doubtful accounts.

3.5 Troubled Debt Restructuring

Losses on troubled debt restructuring resulting from the reduction of principal and accrued interest and other restructuring concessions including modification of terms, asset transfer, debts to equity swap, etc. are recognized as expenses in the statements of income.

In case the troubled debt restructuring modifies the terms of payment, the Bank complies with the BOT's criteria requiring the Bank to choose between the collateral method by which a loss amount is to be estimated and/or the net present value method which represents expected cash flow in the future and applying the interest rate on the restructuring date. Loss from such debt restructuring is recognized in the statement of income.

For receipt of assets or shares of stock of an equity interest in the debtor for settlement under debt restructuring agreement, the Bank records those assets received or shares of stock of an equity interest in the debtor at their fair value less cost to sell. However, the assets received are recorded at the amount not exceeding the recorded investment in the receivable plus the non-accrued interest income which the Bank has the ultimate legal right, in accordance with the Accounting Standard No. 34 "Accounting for Troubled Debt Restructuring".

Subsequent to troubled debt restructuring, the Bank recalculates fair value of restructured debts based on aforementioned discount rates as of the last date of the quarterly financial statements and makes an adjustment of valuation on debt restructured, if the fair value has changed. The recalculation made to the quarterly financial statements is in accordance with the aforementioned BOT's criteria. The adjustment of valuation of restructured debt shall not cause the book value of restructured debt to exceed the investment value of restructured debt.

3.6 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are carried at the lower of investment in the loan or fair value of the property as at the year end. Should the carrying value of a property foreclosed become impaired, an allowance for impairment will be recorded in accordance with Accounting Standard No. 36, Impairment of Assets.

Gains or losses on sales of properties foreclosed are recognized as income or expense at the date of disposal.

3.7 Premises and equipment

Land is stated at the appraised value. Premises are stated at the appraised value net of accumulated depreciation. The appraised value is determined by an independent appraiser according to guidelines prescribed by the BOT. The increment resulting from the appraisal is recorded in the accounts as unrealized increment per land appraisal and unrealized increment per premises appraisal and shown under shareholders' equity. For the appraised value of land and premises, which are less than their cost, the difference is recognized as an expense in the statement of income. Depreciation of premises increment is recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal is charged directly to the retained earnings by the same amount of such depreciation.

Land of subsidiaries is presented at cost, and premises of subsidiaries are presented at cost net of accumulated depreciation.

Equipment is presented at cost net of accumulated depreciation.

Depreciation of equipment is calculated by the straight-line method based on the estimated useful lives of the equipment which are 3-5 years.

Before January 1, 2003, depreciation of premises was calculated by the straight-line method, based on the estimated useful live of premises of 20 years. Since January 1, 2003, depreciation of premises is calculated by the straight-line method based on the estimated useful live which is appraised at 50 years by independent appraisers.

3.8 Other assets

Leasehold rights are presented at cost net of accumulated amortization.

The amortization is calculated by the straight-line method over the lease periods between 1 - 30 years.

3.9 Pension plan and provident fund

The Bank has a pension plan upon retirement for its employees with long service rendered before January 1, 1979. Thereafter the Bank has a gratuities plan for those who started after that date and have completed at least 5 years of continuous service (or 10 years of interrupted service), calculated on the basis of length of service and the amount of last pay received. The Bank makes a provision for this purpose as appropriate in each period.

In 1996, the Bank initiated a provident fund for its employees who started employment after January 1, 1995 and for the employees who started employment before January 1, 1995 and have elected to join the fund. The contributions from employees are deducted from the monthly salaries, with the Bank matching the individuals' contributions. The fund is managed by an authorized fund manager and has been registered in accordance with the Provident Fund Act B.E. 2530 (1987).

3.10 Interest income and interest expense

The Bank recognizes interest and discounts on loans as income on an accrual basis, except for interest on loans which are outstanding over 3 months at the date of the balance sheet and interest from receivables under trouble debt restructuring agreements where the ability to pay as the borrower is uncertain. Such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis. Interest on interbank and money market items and investments is recognized on an accrual basis.

Interest expense is recognized on an accrual basis.

3.11 Dividend income

The Bank recognizes dividend income from the companies, which are not subsidiaries and associated companies, on an accrual basis.

3.12 Non-interest income

Non-interest income other than income from equity interest in subsidiaries and associated companies is recognized on an accrual basis.

3.13 Contributions to the Financial Institutions Development Fund

Contributions to the Financial Institutions Development Fund are recorded as expenses on an accrual basis.

3.14 Income tax

The Bank records income tax payable for each period (if any) as an expense on an accrual basis.

3.15 Earnings per share

The basic earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. The diluted earnings per share are calculated from net income for the year adjusted by dividend on convertible preferred shares and interest expense on convertible bonds (if any), divided by the weighted average number of ordinary shares, on the assumption that conversion of all ordinary share equivalents have been made at the beginning of the period. Ordinary share equivalents consist of convertible preferred shares, warrants and subordinated convertible bonds.

3.16 Assets and liabilities in foreign currencies

Assets and liabilities in foreign currencies are converted into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference BOT exchange rates at the end of the year.

Gains or losses on foreign exchange transactions and translation gains or losses are recognized as income or expense for the period in the statement of income. Premiums or discounts represent the difference between the rate of the forward exchange contracts and the rate on the transaction date. Such premiums or discounts are recognized over the term of the contract.

In managing its foreign exchange risk, it is the Bank's policy to square off its foreign currency denominated assets and liabilities positions in order to affect a net balance of foreign exchange. The Bank, therefore, endeavors to match its foreign currency denominated lending with same currency funding sources in order to minimize its exposure on foreign currency fluctuations.

3.17 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the years ended December 31, 2003 and 2002 are as follows:

Unit : Million Baht

	CONSOLIDATED		**BANK**	
	2003	**2002**	**2003**	**2002**
Interest	9,945	13,721	9,849	13,591
Income tax	296	351	146	161

4.1.2 Non-cash items for the years ended December 31, 2003 and 2002 are as follows:

Unit : Million Baht

	CONSOLIDATED		**BANK**	
	2003	**2002**	**2003**	**2002**
Increase in unrealized gain from securities valuation - presented as part of shareholders' equity	10,045.2	2,897.8	10,045.2	2,897.8
Conversion of subordinated convertible bonds to be ordinary shares	934.9	21.2	934.9	21.2
Conversion of convertible preferred shares to be ordinary shares	3,276.9	1,508.7	3,276.9	1,508.7
Property foreclosed acquired from debt repayments	4,663.5	3,652.3	4,581.5	3,557.5

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	**2002**	**2003**	**2002**
Investment in securities received from debt restructuring process				
- available-for-sale securities	235.3	166.6	235.3	145.9
- held-to-maturity securities	-	7.1	-	7.1
- general investments	140.2	175.8	140.2	175.8
Increase of investment in held-to-maturity securities due to transfer of sub-quality assets to Thai Asset Management Corporation (Notes 4.4.1, 4.5.8 and 4.23)	22.5	3,560.5	22.5	3,560.5
Written-back loans and related allowance for the loans classified as doubtful loss, which had been written-off according to the BOT's notification (Note 4.5.5)	-	35,260.0	-	35,112.0

4.2 Interbank and money market items (Assets)

As at December 31, 2003 and 2002, interbank and money market items (Assets) are as follows :

Unit : Million Baht

	CONSOLIDATED					
		2003			**2002**	
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	8,885	-	8,885	3,590	-	3,590
Commercial banks	217	2,051	2,268	37	4,470	4,507
Other banks	-	-	-	-	400	400
Finance companies, finance and securities companies, securities companies and credit foncier companies	104	3,225	3,329	2	266	268
Other financial institutions	24	1,064	1,088	277	383	660
Total	9,230	6,340	15,570	3,906	5,519	9,425
Add Accrued interest receivables	-	13	13	-	36	36
Less Allowance for doubtful accounts	-	(62)	(62)	-	(32)	(32)
Total domestic items	9,230	6,291	15,521	3,906	5,523	9,429
Foreign items :						
USD	4,448	36,369	40,817	765	38,567	39,332
YEN	877	703	1,580	486	2,120	2,606
Others	892	243	1,135	1,319	351	1,670
Total	6,217	37,315	43,532	2,570	41,038	43,608
Add Accrued interest receivables	-	76	76	-	101	101
Less Allowance for doubtful accounts	-	(56)	(56)	-	(5)	(5)
Total foreign items	6,217	37,335	43,552	2,570	41,134	43,704
Total domestic and foreign items	15,447	43,626	59,073	6,476	46,657	53,133

Unit : Million Baht

	BANK					
		2003			2002	
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	8,860	-	8,860	3,576	-	3,576
Commercial banks	12	1,950	1,962	8	4,226	4,234
Other banks	-	-	-	-	400	400
Finance companies, finance and securities companies, securities companies and credit foncier companies	10	3,157	3,167	24	160	184
Other financial institutions	24	1,064	1,088	277	383	660
Total	8,906	6,171	15,077	3,885	5,169	9,054
Add Accrued interest receivables	-	10	10	-	35	35
Less Allowance for doubtful accounts	-	(62)	(62)	-	(32)	(32)
Total domestic items	8,906	6,119	15,025	3,885	5,172	9,057
Foreign items :						
USD	1,756	36,369	38,125	721	36,289	37,010
YEN	877	703	1,580	486	2,120	2,606
Others	626	243	869	635	351	986
Total	3,259	37,315	40,574	1,842	38,760	40,602
Add Accrued interest receivables	-	76	76	-	101	101
Less Allowance for doubtful accounts	-	(56)	(56)	-	(5)	(5)
Total foreign items	3,259	37,335	40,594	1,842	38,856	40,698
Total domestic and foreign items	12,165	43,454	55,619	5,727	44,028	49,755

4.3 Securities purchased under resale agreements

As at December 31, 2003 and 2002, securities purchased under resale agreements are as follows:

Unit : Million Baht

	CONSOLIDATED AND BANK	
	2003	2002
Government and Bank of Thailand's bonds	1,865	3,300
Financial Institutions Development Fund and state enterprise debt securities	40,235	10,150
Total	42,100	13,450

4.4 Investment in securities

4.4.1 As at December 31, 2003 and 2002, the Bank and subsidiaries classified their investments in securities as follows:

Unit : Million Baht

	CONSOLIDATED			
	2003		2002	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	264	263	2,744	2,756
Corporate debt securities	316	263	826	787
Foreign debt securities	-	-	220	221
Domestic equity securities	-	-	205	227
Total	580	526	3,995	3,991
Less Allowance for revaluation of investments	(54)	-	(4)	-
Total	526	526	3,991	3,991
Available-for-sale securities				
Government and state enterprise debt securities	21,578	21,771	12,855	13,006
Corporate debt securities	305	313	108	111
Foreign debt securities	6,879	6,850	6,111	6,123
Domestic equity securities	18	31	34	30
Other securities	782	816	64	72
Total	29,562	29,781	19,172	19,342
Add Allowance for revaluation of investments	250	-	177	-
Less Allowance for impairment of investments	(31)	-	(7)	-
Total	29,781	29,781	19,342	19,342
Held-to-maturity securities				
Government and state enterprise debt securities	235	235	-	-
Corporate debt securities	198	198	49	37
Foreign debt securities	10,497	10,497	19,589	19,589
Total	10,930	10,930	19,638	19,626
Less Allowance for impairment of investments	-	-	(12)	-
Total	10,930	10,930	19,626	19,626
Total short-term investments-net	41,237	41,237	42,959	42,959

Unit : Million Baht

	CONSOLIDATED			
	2003		2002	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	11,400	12,226	16,895	18,868
Corporate debt securities	8,135	7,339	1,331	1,191
Foreign debt securities	10,783	10,982	7,828	8,108
Domestic equity securities	4,702	18,978	3,849	7,119
Foreign equity securities	1	18	2	2
Other securities	12,609	13,707	3,254	3,100
Total	47,630	63,250	33,159	38,388
Add *Allowance for revaluation of investments*	16,907	-	6,729	-
Less Allowance for impairment of investments	(1,287)	-	(1,500)	-
Total	63,250	63,250	38,388	38,388
Held-to-maturity securities				
Government and state enterprise debt securities	31,504	31,979	51,438	54,569
Corporate debt securities	1,416	1,279	1,802	1,656
Foreign debt securities	1,932	1,932	2,773	2,773
Total	34,852	35,190	56,013	58,998
Less Allowance for impairment of investments	(137)	-	(29)	-
Total	34,715	35,190	55,984	58,998
General investments				
Domestic non-marketable equity securities	3,340	2,847	4,473	3,570
Foreign non-marketable equity securities	144	131	912	953
Total	3,484	2,978	5,385	4,523
Less Allowance for impairment of investments	(2,198)	-	(2,551)	-
Total	1,286	2,978	2,834	4,523
Total long-term investments-net	99,251	101,418	97,206	101,909

Unit : Million Baht

	BANK			
	2003		2002	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	264	263	2,698	2,701
Corporate debt securities	180	182	626	637
Foreign debt securities	-	-	220	221
Domestic equity securities	-	-	19	41
Total	444	445	3,563	3,600
Add Allowance for revaluation of investments	1	-	37	-
Total	445	445	3,600	3,600
Available-for-sale securities				
Government and state enterprise debt securities	18,569	18,763	12,834	12,986
Corporate debt securities	305	313	100	103
Foreign debt securities	6,879	6,850	6,111	6,123
Others	734	734	-	-
Total	26,487	26,660	19,045	19,212
Add Allowance for revaluation of investments	204	-	174	-
Less Allowance for impairment of investments	(31)	-	(7)	-
Total	26,660	26,660	19,212	19,212
Held-to-maturity securities				
Government and state enterprise debt securities	213	213	-	-
Foreign debt securities	10,497	10,497	19,589	19,589
Total	10,710	10,710	19,589	19,589
Total short-term investments-net	37,815	37,815	42,401	42,401

Unit : Million Baht

	BANK			
	2003		2002	
	Cost/Amortized Cost	**Fair Value**	**Cost/Amortized Cost**	**Fair Value**
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	10,681	11,497	13,343	15,286
Corporate debt securities	8,400	7,502	1,617	1,476
Foreign debt securities	10,783	10,982	7,828	8,108
Domestic equity securities	4,070	17,964	3,072	6,382
Foreign equity securities	1	18	2	2
Other securities	11,573	12,508	2,502	2,362
Total	45,508	60,471	28,364	33,616
Add Allowance for revaluation of investments	16,250	-	6,752	-
Less Allowance for impairment of investments	(1,287)	-	(1,500)	-
Total	60,471	60,471	33,616	33,616
Held-to-maturity securities				
Government and state enterprise debt securities	30,658	31,133	50,525	53,654
Corporate debt securities	1,181	1,068	1,375	1,258
Foreign debt securities	1,932	1,932	2,773	2,773
Total	33,771	34,133	54,673	57,685
Less Allowance for impairment of investments	(113)	-	-	-
Total	33,658	34,133	54,673	57,685
General investments				
Domestic equity non-marketable securities	3,432	2,958	4,554	3,669
Foreign equity non-marketable securities	144	131	912	952
Total	3,576	3,089	5,466	4,621
Less Allowance for impairment of investments	(2,179)	-	(2,533)	-
Total	1,397	3,089	2,933	4,621
Total long-term investments-net	95,526	97,693	91,222	95,922

As at December 31, 2003, the Bank and subsidiary classified the right against the promissory note and promissory notes which are given by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer sub-quality assets, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 11,028.6 million in the consolidated financial statements and of Baht 10,602.5 million in the Bank's financial statements (December 31, 2002 : Baht 11,503.1 million and Baht 11,075.5 million, respectively) (see Notes 4.1.2, 4.5.8 and 4.23).

As at December 31, 2003, government bonds which are classified as available-for-sale securities, of Baht 312.0 million were pledged with the Government Housing Bank in order to comply with its agreement (December 31, 2002 : Baht 590 million) and Baht 2.9 million were pledged with the court against the lawsuit.

As at December 31, 2003, a subsidiary pledged debt securities, which are classified as held-to-maturity securities, amounting to Baht 16 million with a government agency.

4.4.2 Time to maturity of debt securities

Time to maturity of the Bank and subsidiaries' investment in debt securities classified as available-for-sale securities and held-to-maturity securities at December 31, 2003 and 2002 are presented below. Expected maturity may differ from contractual maturity due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

Unit : Million Baht

	CONSOLIDATED			
	2003			
	Maturity schedule of securities			
	Up to 1 year	**Over 1 to 5 years**	**Over 5 years**	**Total**
Available-for-sale securities				
Government and state enterprise debt securities	21,578	8,209	3,191	32,978
Corporate debt securities	305	7,026	1,110	8,441
Foreign debt securities	6,879	10,783	-	17,662
Other securities	782	-	-	782
Total	29,544	26,018	4,301	59,863
Add Allowance for revaluation of investments	237	963	15	1,215
Less Allowance for impairment of investments	(31)	(39)	(711)	(781)
Total	29,750	26,942	3,605	60,297
Held-to-maturity securities				
Government and state enterprise debt securities	235	2,368	29,136	31,739
Corporate debt securities	198	564	852	1,614
Foreign debt securities	10,479	1,932	-	12,429
Total	10,930	4,864	29,988	45,782
Less Allowance for impairment of investments	-	-	(137)	(137)
Total	10,930	4,864	29,851	45,645
Total debt securities	40,680	31,806	33,456	105,942

Unit : Million Baht

	CONSOLIDATED 2002 Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	12,855	15,324	1,571	29,750
Corporate debt securities	107	620	712	1,439
Foreign debt securities	6,111	5,777	2,051	13,939
Total	19,073	21,721	4,334	45,128
Add Allowance for revaluation of investments	174	2,115	215	2,504
Less Allowance for impairment of investments	(7)	(36)	(181)	(224)
Total	19,240	23,800	4,368	47,408
Held-to-maturity securities				
Government and state enterprise debt securities	-	494	50,944	51,438
Corporate debt securities	49	406	1,396	1,851
Foreign debt securities	19,589	2,001	772	22,362
Total	19,638	2,901	53,112	75,651
Less Allowance for impairment of investments	(12)	(5)	(24)	(41)
Total	19,626	2,896	53,088	75,610
Total debt securities	38,866	26,696	57,456	123,018

Unit : Million Baht

	BANK 2003 Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	18,569	7,491	3,191	29,251
Corporate debt securities	305	7,318	1,082	8,705
Foreign debt securities	6,879	10,783	-	17,662
Other securities	734	-	-	734
Total	26,487	25,592	4,273	56,352
Add Allowance for revaluation of investments	204	952	(85)	1,071
Less Allowance for impairment of investments	(31)	(39)	(711)	(781)
Total	26,660	26,505	3,477	56,642
Held-to-maturity securities				
Government and state enterprise debt securities	213	1,855	28,803	30,871
Corporate debt securities	-	355	826	1,181
Foreign debt securities	10,497	1,932	-	12,429
Total	10,710	4,142	29,629	44,481
Less Allowance for impairment of investments	-	-	(113)	(113)
Total	10,710	4,142	29,516	44,368
Total debt securities	37,370	30,647	32,993	101,010

Unit : Million Baht

	BANK 2002 Maturity schedule of securities			
	Up to 1 year	**Over 1 to 5 years**	**Over 5 years**	**Total**
Available-for-sale securities				
Government and state enterprise debt securities	12,834	11,797	1,546	26,177
Corporate debt securities	100	906	711	1,717
Foreign debt securities	6,111	5,777	2,051	13,939
Total	19,045	18,480	4,308	41,833
Add Allowance for revaluation of investments	174	2,084	215	2,473
Less Allowance for impairment of investments	(7)	(36)	(181)	(224)
Total	19,212	20,528	4,342	44,082
Held-to-maturity securities				
Government and state enterprise debt securities	-	-	50,525	50,525
Corporate debt securities	-	5	1,370	1,375
Foreign debt securities	19,589	2,001	772	22,362
Total	19,589	2,006	52,667	74,262
Less Allowance for impairment of investments	-	-	-	-
Total	19,589	2,006	52,667	74,262
Total debt securities	38,801	22,534	57,009	118,344

4.4.3 Gain (losses) related to investments in securities included in the statements of income for the years ended December 31, 2003 and 2002 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	**2002**	**2003**	**2002**
Unrealized gains on revaluation of trading securities	63	66	76	53
Gain on transferring investment portfolios	28	4	28	4
Reversal of losses on impairment of investment in securities	233	485	244	506
Gains (losses) on sales of investment in securities				
Trading securities	156	98	38	97
Available-for-sale securities	227	(227)	222	(221)
General investments	(393)	280	(399)	279
Investment in subsidiaries and associated companies	4	2	(4)	2
Gains on investments	318	708	205	720

4.4.4 Unrealized gain (losses) on available-for-sale securities and held-to-maturity securities as at December 31, 2003 and 2002 are as follows:

Unit : Million Baht

CONSOLIDATED

2003

Type of securities	**Amortized Cost***	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
Available-for-sale securities	75,874	17,565	(408)	93,031
Held-to-maturity securities	45,645	475	-	46,120
Total	121,519	18,040	(408)	139,151

Unit : Million Baht

CONSOLIDATED

2002

Type of securities	**Amortized Cost***	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
Available-for-sale securities	50,824	7,300	(394)	57,730
Held-to-maturity securities	75,651	3,131	(158)	78,624
Total	126,475	10,431	(552)	136,354

Unit : Million Baht

BANK

2003

Type of securities	**Amortized Cost***	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
Available-for-sale securities	70,678	16,852	(398)	87,132
Held-to-maturity securities	44,368	475	-	44,843
Total	115,046	17,327	(398)	131,975

Unit : Million Baht

BANK

2002

Type of securities	**Amortized Cost***	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
Available-for-sale securities	45,902	7,196	(270)	52,828
Held-to-maturity securities	74,262	3,129	(117)	77,274
Total	120,164	10,325	(387)	130,102

* Net of allowance for impairment

4.4.5 As at December 31, 2003 and 2002, investments in companies other than subsidiaries and associated companies, of which the Bank and subsidiaries hold more than 10% of the paid-up capital in each company, classified by industries, were as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	2002	2003	2002
Banking and finance	13,828	3,406	13,185	2,933
Manufacturing	24	38	21	30
Entertainment and recreation	5,203	697	5,203	697
Others	420	346	420	338
	19,475	4,487	18,829	3,998

4.4.6 As at December 31, 2003 and 2002, the Bank and subsidiaries, which are financial institutions (finance, securities and asset management companies), have investments in a number of securities issued by the companies having problems with the companies' financial positions and operating results. Consequently the Bank and subsidiaries have made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Unit : Million Baht

	CONSOLIDATED					
	2003			2002		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	50.1	-	50.1	50.1	-	50.1
Listed companies identified for delisting						
Common shares	569.4	195.8	448.3	509.2	139.5	487.5
Bonds	125.7	8.5	123.3	38.4	21.1	19.0
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares / Preferred shares	1,767.2	199.8	1,633.2	2,143.2	330.1	2,034.5
Bonds	198.3	-	198.3	277.9	147.2	203.6

Unit : Million Baht

	BANK					
	2003			2002		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Listed companies identified for delisting						
Common shares	538.4	143.2	400.4	470.3	114.8	468.9
Bonds	112.9	-	112.9	9.0	9.0	-
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares / Preferred shares	1,718.7	198.7	1,586.4	2,083.9	321.1	1,982.7
Bonds	181.1	-	181.1	245.6	132.5	181.1

4.4.7 As at December 31, 2003 and 2002, the Bank and subsidiaries have investments in subsidiaries and associated companies as follows:

Unit : Million Baht

			CONSOLIDATED					
Company	Type of Business	Type of Share	Direct and indirect shareholding (%)		Book value Cost Method		Book value Equity Method	
			2003	2002	2003	2002	2003	2002
Subsidiaries								
Services								
Oreo Realty Inc.* (United States of America)	Service	Ordinary	100.0	100.0	-	-	-	-
SCB Advisory Service Co., Ltd. **	Service	Ordinary	-	100.0	-	10.0	-	10.0
SCB Research Institute Co., Ltd. **	Research	Ordinary	-	65.0	-	14.8	-	8.6
Real Estate								
SCB Resolution Corporation Ltd. *	Real Estate	Ordinary	100.0	100.0	-	-	4.1	-
Thai International Property Development Co., Ltd. *	Real Estate	Ordinary	99.9	99.9	-	-	-	-
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	159.2	159.2	243.0	256.6
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	41.6	46.2	1,249.9	1,249.9	1,551.3	1,355.7
SCB Asset Management Co., Ltd.	Fund Management	Ordinary	-	32.0	-	46.4	-	60.2
Hunters Asset Management Co., Ltd.	Fund Management	Ordinary	50.0	-	10.0	-	8.9	-

Unit : Million Baht

Company	Type of Business	Type of Share	Direct and indirect shareholding (%) 2003	Direct and indirect shareholding (%) 2002	CONSOLIDATED Book value Cost Method 2003	Cost Method 2002	Equity Method 2003	Equity Method 2002
Associated Companies (Continued)								
Finance & Insurance (Continued)								
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	25.0	133.2	133.2	124.7	134.8
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	40.4	37.6	41.4	39.8	92.1	67.1
Siam Panich Leasing PCL and affiliate	Leasing, Hire-purchase and Factoring	Ordinary	22.5	22.4	1,109.2	1,103.9	1,143.7	1,011.7
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8.1	8.1	9.2	10.7
Siam Cosmos Service Co., Ltd. and affiliate	Insurance Broker	Ordinary	23.8	-	3.1	-	16.3	-
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	1.5	1.5	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	42.3	290.3	159.1	131.2	-
Others								
Saturn Inc. (Cayman Islands)	Holding	Ordinary	24.9	24.9	3.1	161.9	110.3	363.4
Siam Press Management Co., Ltd.	Industry	Ordinary	26.7	-	17.2	-	24.3	-
Nobleclear Holding (BVI) Ltd. * (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
SCB Biotech Co., Ltd. **	Holding	Ordinary	-	35.0	-	34.0	-	-
Total					3,026.2	3,121.8	3,459.1	3,278.8
Less Allowance for impairment of investments					(951.0)	(972.6)	-	-
Total investments in subsidiaries and associated companies - net					2,075.2	2,149.2	3,459.1	3,278.8

* Discontinued operation or in the process of dissolution

** Dissolved in 2003

Unit : Million Baht

Company	Type of Business	Type of Share	Direct and indirect shareholding (%) 2003	Direct and indirect shareholding (%) 2002	BANK Book value Cost Method 2003	BANK Book value Cost Method 2002	BANK Book value Equity Method 2003	BANK Book value Equity Method 2002
Subsidiaries								
Finance & Insurance								
Cambodian Commercial Bank Ltd.	Banking	Ordinary	100.0	100.0	634.3	634.3	564.6	642.1
The Book Club Finance PCL	Finance	Ordinary and preferred	89.7	89.8	2,545.0	2,545.0	871.7	768.9
Chatuchak Asset Management Co., Ltd.	Asset Management	Ordinary	100.0	100.0	6,000.0	6,000.0	4,920.8	4,743.8
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	99.9	1,637.4	1,637.4	1,781.4	1,333.7
SCB Asset Management Co., Ltd.	Fund Management	Ordinary	100.0	32.0	46.4	46.4	71.5	60.2
The Samaggi Insurance PCL	Insurance	Ordinary	59.2	58.8	454.6	454.6	1,120.8	871.9
Services								
SCB Business Services Co., Ltd.	Credit Card	Ordinary	100.0	100.0	56.5	56.5	83.5	78.9
SCB Training Centre Co., Ltd.	Service	Ordinary	100.0	100.0	346.9	346.9	232.9	250.6
Siam Pitiwat Co., Ltd.	Service	Ordinary	99.9	99.9	9.9	9.9	20.4	14.2
Sub Sri Thai Warehouse PCL ***	Warehouse and Silo	Ordinary	58.3	58.3	146.9	146.9	307.8	299.1
Oreo Realty Inc.* (United States of America)	Service	Ordinary	100.0	100.0	-	-	-	-
SCB Research Institute Co., Ltd. **	Research	Ordinary	-	65.0	-	14.8	-	8.6
SCB Advisory Service Co., Ltd. **	Service	Ordinary	-	100.0	-	10.0	-	10.0
Real Estate								
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	100.0	2,141.6	2,141.6	412.7	467.6
SCB Resolution Corporation Ltd.*	Real Estate	Ordinary	100.0	100.0	-	20.0	4.1	24.9
Thai International Property Development Co., Ltd. *	Real Estate	Ordinary	99.9	99.9	-	-	-	-
Others								
Astrakhan Investment Limited (Hong Kong)	Holding	Ordinary	99.9	99.9	1.5	1.5	418.0	299.7

* Discontinued operation or in the process of dissolution

** Dissolved in 2003

*** Additional held of 20.01% by the Bank's Management

Unit : Million Baht

Company	Type of Business	Type of Share	Direct and indirect shareholding (%) 2003	Direct and indirect shareholding (%) 2002	BANK Book value Cost Method 2003	BANK Book value Cost Method 2002	BANK Book value Equity Method 2003	BANK Book value Equity Method 2002
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	159.2	159.2	243.0	256.6
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	41.6	46.2	1,249.9	1,249.9	1,551.3	1,355.7
Hunters Asset Management Co., Ltd.	Fund Management	Ordinary	50.0	-	-	-	-	-
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	25.0	133.2	133.2	124.7	134.8
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	40.4	37.6	39.8	39.8	90.5	67.1
Siam Panich Leasing PCL and affliate	Leasing, Hire-purchase and Factoring	Ordinary	22.5	22.4	1,103.9	1,103.9	1,138.4	1,011.7
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8.1	8.1	9.2	10.7
Siam Cosmos Service Co., Ltd. and affiliate	Insurance Broker	Ordinary	23.8	-	1.3	-	13.3	-
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	-	-	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	42.3	290.3	159.1	131.2	-
Others								
Saturn Inc. (Cayman Islands)	Holding	Ordinary	24.9	24.9	1.6	84.6	132.8	287.3
Siam Press Management Co., Ltd.	Industry	Ordinary	26.7	-	6.5	-	13.6	-
Nobleclear Holding (BVI) Ltd. * (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
SCB Biotech Co., Ltd. **	Holding	Ordinary	-	35.0	-	-	-	-
Total					17,014.8	17,003.6	14,258.2	12,998.1
Less Allowance for impairment of investments					(3,931.3)	(3,947.8)	-	-
Total investments in subsidiaries and associated companies - net					13,083.5	13,055.8	14,258.2	12,998.1

* Discontinued operation or in the process of dissolution

** Dissolved in 2003

Information about financial positions and results of operations for the years ended December 31, 2003 and 2002 of subsidiaries and the companies in the process of dissolution or discontinued operations that the Bank has significant control which are not included in the consolidated financial statements can be summarized as follows: (see Note 2.3)

Unit : Million Baht

	2003 "Unaudited"			2002 "Audited"		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
SCB Advisory Service Co., Ltd. *	-	-	-	8.2	-	8.2
SCB Research Institute Co., Ltd. *	-	-	-	48.8	8.4	40.4
Oreo Realty Inc.	-	-	-	-	-	-
SCB Resolution Corporation Co., Ltd.	4.8	0.7	4.1	-	-	-
Thai International Property Development Co., Ltd.	-	-	-	-	-	-
Supapirom Co., Ltd.	2.0	-	2.0	2.0	-	2.0
Siam Commercial Development Co., Ltd.	0.1	-	0.1	0.2	-	0.2
Suthakarn Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Thai Manpower Development Co., Ltd.	0.7	-	0.7	0.8	-	0.8
Prime Business Co., Ltd.	0.4	-	0.4	0.5	-	0.5
M&M Business Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Sorathon Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Satayu Co., Ltd.	-	0.1	(0.1)	-	20.6	(20.6)
	8.3	0.8	7.5	60.8	29.0	31.8

* Dissolved in 2003

Unit : Million Baht

	2003 "Unaudited"				2002 "Audited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)
SCB Advisory Service Co., Ltd. *	-	-	-	-	-	-	-	-
SCB Research Institute Co., Ltd. *	-	-	-	-	1.1	4.9	(3.8)	(0.8)
Oreo Realty Inc.	-	-	-	-	-	-	-	-
SCB Resolution Corporation Co., Ltd.	0.3	1.1	(0.8)	(0.4)	-	-	-	-
Thai International Property Development Co., Ltd.	-	-	-	-	-	-	-	-
Supapirom Co., Ltd.	-	-	-	-	-	-	-	-
Siam Commercial Development Co., Ltd.	0.3	0.4	(0.1)	(0.5)	1.0	347.0	(346.0)	(1,383.9)
Suthakarn Co., Ltd.	-	0.1	(0.1)	(50.2)	-	5.7	(5.7)	(5,704.6)

Unit : Million Baht

	2003 "Unaudited"				2002 "Audited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)
Thai Manpower Development Co., Ltd.	-	0.1	(0.1)	(11.0)	5.4	0.3	5.1	507.0
Prime Business Co., Ltd.	-	0.1	(0.1)	(284.5)	1.9	1.0	0.9	1,762.3
M&M Business Co., Ltd.	-	-	-	(41.0)	-	-	-	-
Sorathon Co., Ltd.	-	-	-	(41.0)	-	-	-	-
Satayu Co., Ltd.	20.8	0.4	20.4	20,431.3	-	1.0	(1.0)	(978.7)
	21.4	2.2	19.2		9.4	359.9	(350.5)	

* Dissolved in 2003

As at December 31, 2003 and 2002, the Bank and a subsidiary have received investment in securities transferred from troubled debt restructuring, of which represents more than 20% of the paid-up capital in each company but did not record as investment in subsidiaries and associated companies as it is the Bank's and subsidiary's intention to hold such investments temporarily. Such investments are as follows:

	% of paid-up share capital	
	2003	2002
General investments		
S.G. Land Co., Ltd.	99.7	34.0
Mahachai Land Development Co., Ltd.	81.4	-
Bangkok Crystal Co., Ltd.	76.2	76.2
Sri-U-Thong Co., Ltd.	42.1	42.1
Thai Baroda Industry Co., Ltd.	31.3	31.3
Nawa 84 Co., Ltd.	25.0	25.0
CBNP (Thailand) Co., Ltd.	20.8	20.8

4.4.8 Disclosure of the statements of cash flows of Chatuchak Assets Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

Chatuchak Assets Management Co., Ltd.
Statements of Cash flows
For the years ended December 31,

Unit : Million Baht

	2003	2002
Cash flows from operating activities		
Net income (loss)	99.0	(56.0)
Items to reconcile net income (loss) to net cash received (paid) from operating activities :		
Bad debt and doubtful accounts	11.6	137.4
Amortization of premium (discount) on investment	(0.7)	(14.1)
Interest income - bonds	(8.1)	-
Gain on sales of securities	(4.1)	(1.2)
Loss (gain) on sales of property foreclosed	(8.6)	(1.3)
Gain on debt restructuring	(16.7)	-
Loss on impairment of investments	9.6	-
Loss from diminution in value of property foreclosed	12.1	-
Income from operations before changes in operating assets and liabilities	94.1	64.8
Operating assets (increase) decrease		
Investment in receivables	93.6	89.1
Loans	1.0	-
Accrued interest receivables	-	2.6
Property foreclosed	33.5	2.8
Other assets	2.9	(6.3)
Operating liabilities increase (decrease)		
Other liabilities	2.5	(0.3)
Net cash provided by operating activities	227.6	152.7
Cash flows from investing activities		
Purchase of available-for-sale securities	(5,923.7)	(5,516.2)
Proceeds from sales and maturity of available-for-sale securities	5,738.0	5,373.8
Net cash used in investing activities	(185.7)	(142.4)
Net increase in cash and cash equivalents	41.9	10.3
Cash and cash equivalents as at January 1,	16.3	6.0
Cash and cash equivalents as at December 31,	58.2	16.3

4.5 Loans and accrued interest receivables

4.5.1 Classified by product:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	**2002**	**2003**	**2002**
Overdrafts	56,238	62,064	56,004	62,064
Loans	403,799	383,421	402,441	381,752
Bills	41,101	36,427	38,878	34,955
Others	11,253	7,206	8,970	6,339
Total	512,391	489,118	506,293	485,110
Add Accrued interest receivables	1,776	2,619	1,671	2,489
Less Allowance for doubtful accounts	(64,065)	(71,369)	(61,574)	(69,380)
Allowance for valuation adjustment from debt restructuring	(10,730)	(11,210)	(10,387)	(10,427)
Total	439,372	409,158	436,003	407,792

4.5.2 Classified by time to maturity:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	**2002**	**2003**	**2002**
Up to 1 year*	246,848	228,692	241,325	225,874
Over 1 year	265,543	260,426	264,968	259,237
Accrued interest receivables	1,776	2,619	1,671	2,489
Total	514,167	491,737	507,964	487,600

*Including loans without contracts and past-due

4.5.3 Classified by currency and residencies of customers:

Unit : Million Baht

	CONSOLIDATED					
	2003			2002		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Baht	494,190	55	494,245	461,691	5	461,696
USD	9,190	5,000	14,190	11,289	6,226	17,515
Others	2,345	1,611	3,956	6,907	3,000	9,907
Accrued interest receivables			1,776			2,619
Total			514,167			491,737

Unit : Million Baht

	BANK					
	2003			2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	488,720	56	488,776	458,221	4	458,225
USD	9,190	4,371	13,561	11,289	5,694	16,983
Others	2,345	1,611	3,956	6,907	2,996	9,903
Accrued interest receivables			1,671			2,489
Total			507,964			487,600

4.5.4 Classified by business type and classification:

Unit : Million Baht

	CONSOLIDATED 2003					
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	6,738	402	297	314	2,933	10,684
Manufacturing and commercial	201,794	2,562	2,157	6,343	26,871	239,727
Real estate and construction	44,306	1,428	1,070	392	16,072	63,268
Utilities and services	77,728	699	394	1,132	10,696	90,649
Housing loans	72,011	1,745	1,483	2,992	17,979	96,210
Others	10,453	185	104	158	953	11,853
Total	413,030	7,021	5,505	11,331	75,504	512,391
Accrued interest receivables	1,280	51	125	35	285	1,776
Total	414,310	7,072	5,630	11,366	75,789	514,167

Unit : Million Baht

	CONSOLIDATED 2002					
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,544	253	270	1,095	3,491	13,653
Manufacturing and commercial	171,115	3,391	6,180	3,716	35,006	219,408
Real estate and construction	50,760	1,747	1,824	1,992	20,876	77,199
Utilities and services	42,907	1,658	885	778	15,404	61,632
Housing loans	84,655	2,108	1,299	5,768	14,704	108,534
Others	593	651	364	976	6,108	8,692
Total	358,574	9,808	10,822	14,325	95,589	489,118
Accrued interest receivables	1,534	73	144	63	805	2,619
Total	360,108	9,881	10,966	14,388	96,394	491,737

Unit : Million Baht

	BANK 2003					
	Normal	**Special Mention**	**Substandard**	**Doubtful**	**Doubtful Loss**	**Total**
Agriculture and mining	6,717	402	297	314	2,841	10,571
Manufacturing and commercial	198,763	2,548	2,132	6,287	26,255	235,985
Real estate and construction	47,126	1,389	1,021	374	15,421	65,331
Utilities and services	76,788	680	394	1,132	10,404	89,398
Housing loans	71,795	1,741	1,483	2,991	17,782	95,792
Others	8,401	185	78	158	394	9,216
Total	409,590	6,945	5,405	11,256	73,097	506,293
Accrued interest receivables	1,240	51	117	35	228	1,671
Total	410,830	6,996	5,522	11,291	73,325	507,964

Unit : Million Baht

	BANK 2002					
	Normal	**Special Mention**	**Substandard**	**Doubtful**	**Doubtful Loss**	**Total**
Agriculture and mining	8,493	253	270	1,095	3,404	13,515
Manufacturing and commercial	168,680	3,345	6,170	3,587	34,403	216,185
Real estate and construction	53,660	1,719	1,824	1,927	20,262	79,392
Utilities and services	41,779	1,658	885	763	15,299	60,384
Housing loans	84,518	2,104	1,293	5,761	14,484	108,160
Others	2	650	352	976	5,495	7,475
Total	357,132	9,729	10,794	14,109	93,347	485,111
Accrued interest receivables	1,463	70	141	60	755	2,489
Total	358,595	9,799	10,935	14,169	94,102	487,600

4.5.5 Written-back loan receivables

As at December 31, 2002, the Bank and a subsidiary which is a finance company (The Book Club Finance PCL.) recorded Baht 35,260.0 million and Baht 35,112.0 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss as a write-back in the consolidated and the Bank's balance sheets, respectively, in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Note 4.1.2). Such loans were previously written off in accordance with the BOT's notification dated September 21, 1999 regarding the requirement for the commercial bank to write off the bad debts.

4.5.6 Loans classification and allowance:

Unit : Million Baht

BANK

Loan classification	**Loan and accrued interest** 2003	2002	**Loan and accrued interest** (net of collateral per BOT's guideline) 2003	2002	**Allowance per BOT's guideline %**	**Allowance 2003** Allowance per requirement	Additional allowance	Total	**2002** Allowance per requirement
Normal	410,830.6	358,594.9	211,701.2	193,314.3	1	2,117.0	-	2,117.0	1,933.1
Special Mention	6,995.7	9,798.6	2,724.8	4,504.9	2	54.5	-	54.5	90.1
Substandard	5,521.9	10,935.4	3,108.3*	3,713.4	20	621.7	401.5	1,023.2	742.7
Doubtful	11,291.0	14,168.8	7,344.1	5,566.2	50	3,672.1	1,588.3	5,260.4	2,783.1
Doubtful Loss	73,324.6	94,102.0	32,977.6	38,151.7	100	32,977.6	1,447.7	34,425.3	38,151.7
Total	507,963.8	487,599.7	257,856.0	245,250.5		39,442.9	3,437.5	42,880.4	43,700.7
Specific and general allowance								18,693.4	25,679.1
Total								61,573.8	69,379.8

** Excluding troubled debts restructuring which the allowance were included in revaluation allowances for debts restructuring*

Based on management's assessment of the ultimate collectibility of the Bank's loan portfolio, the Bank believes that the allowance established was adequate as at December 31, 2003 and 2002. As at December 31, 2002, the Bank provided allowance for doubtful accounts which exceeded the minimum allowance required by BOT's guideline by Baht 25,679.1 million. However, in 2003, the BOT has modified its guidelines regarding the minimum allowance required. Under the revised guidelines, the minimum allowance consists of provisions based on the regulatory loan classification and other additional provisions required by the BOT. As at December 31, 2003, the Bank has provided an allowance for doubtful accounts which exceeded the minimum allowance required by such revised guideline by Baht 18,693.4 million.

As at December 31, 2003 and 2002, the Bank used the BOT's notification dated January 16, 2003 in determining the non-performing loans which consisted of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline. The amounts are as follows :

Unit : Million Baht

	BANK 2003	**2002**
Non-performing loans to financial institutions	12.9	554.2
Non-performing loans	89,768.7	118,257.1
% Non-performing loans to total loans (including loans to financial institutions)	17.5	24.2

As at December 31, 2003, The Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non-performing loans of Baht 2,695.5 million (December 31, 2002 : Baht 2,397.4 million). The amounts of their classified loans according to the criteria specified in the Notification of the BOT are as follows :

Unit : Million Baht

Loan classification	**Loan and accrued interest**		**Loan and accrued interest** (net of collateral per BOT's guideline)		**Allowance per BOT's guideline %**	**Allowance 2003**			**2002**
	2003	**2002**	**2003**	**2002**		**Allowance per *requirement***	**Additional allowance**	**Total**	**Allowance per *requirement***
Normal	4,595.7	4,691.9	3,662.1	3,789.5	0.26,1	13.0	(1.1)	11.9	7.7
Special Mention	122.1	80.9	80.2	47.3	2	1.6	-	1.6	0.9
Substandard	101.0	16.1	86.8	12.8	20	17.4	15.3	32.7	2.6
Doubtful	120.1	228.1	119.3	198.2	50	59.7	126.7	186.4	99.1
Doubtful Loss	2,756.8	2,594.3	1,982.5	1,704.2	100	1,982.5	110.0	2,092.5	1,704.2
Total	7,695.7	7,611.3	5,930.9	5,752.0		2,074.2	250.9	2,325.1	1,814.5
Less Allowance for doubtful account transferred								(1,017.6)	(1,141.5)
Allowance per requirement								1,307.5	673.0
Specific and general allowance								426.1	476.8
Total								1,733.6	1,149.8

As at December 31, 2003 and 2002, the Bank and its subsidiaries (finance and asset management companies) had loans and accrued interest with borrowers who subsequently developed problems with their financial positions and operating results, causing their loans to become classified assets. The Bank and subsidiaries have made appropriate provisions for loan losses as follows:

Unit : Million Baht

CONSOLIDATED

	2003				**2002**			
	No. of companies	**Loans outstanding and accrued interest receivables***	**Collateral**	**Amount of provision**	**No. of companies**	**Loans outstanding and accrued interest receivables***	**Collateral**	**Amount of provision**
Listed companies identified for delisting	16	4,211.9	1,690.2	741.4	22	3,914.1	1,575.7	1,172.5

Unit : Million Baht

BANK

	2003				**2002**			
	No. of companies	**Loans outstanding and accrued interest receivables***	**Collateral**	**Amount of provision**	**No. of companies**	**Loans outstanding and accrued interest receivables***	**Collateral**	**Amount of provision**
Listed companies identified for delisting	14	4,146.7	1,676.3	698.3	17	3,743.9	1,567.9	959.9

* Including loans to financial institutions

4.5.7 Troubled debt restructuring

The consolidated and the Bank's financial statements for the years ended December 31, 2003 and 2002, include the result of various types of troubled debt restructuring including transfers of assets and equity securities, changes in repayment condition, and mixed types as follows:

Unit : Million Baht

CONSOLIDATED

2003

		Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Accounts**	**Before Restructuring**	**After Restructuring**	**Types**	**Fair Value**
Transfers of assets	1	1,459.8	1,459.8	Immovable properties	1,459.8
Debt restructuring in various forms	463	11,258.8	10,785.3	Immovable properties and shares	280.6
Changes of repayment conditions	3,216	5,952.0	5,819.9		
Total	3,680	18,670.6	18,065.0		

Unit : Million Baht

CONSOLIDATED

2002

		Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Accounts**	**Before Restructuring**	**After Restructuring**	**Types**	**Fair Value**
Transfers of assets	7	193.8	70.1	Immovable properties	86.7
Debt restructuring in various forms	1,087	14,679.0	14,213.6	Immovable properties and shares	52.0
Changes of repayment conditions	5,489	13,884.5	13,693.4		
Total	6,583	28,757.3	27,977.1		

Unit : Million Baht

BANK

2003

		Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Accounts**	**Before Restructuring**	**After Restructuring**	**Types**	**Fair Value**
Transfers of assets	1	1,459.8	1,459.8	Immovable properties	1,459.8
Debt restructuring in various forms	453	11,007.4	10,643.8	Immovable properties and shares	212.5
Changes of repayment conditions	3,174	5,350.5	5,344.8		
Total	3,628	17,817.7	17,448.4		

Unit : Million Baht

	BANK				
	2002				
		Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Accounts**	**Before Restructuring**	**After Restructuring**	**Types**	**Fair Value**
Debt restructuring in various forms	1,070	14,323.6	14,005.5	Immovable properties and shares	48.8
Changes of repayment conditions	5,438	12,907.8	12,907.0		
Total	6,508	27,231.4	26,912.5		

As at December 31, 2003 and 2002, debt restructuring compared with total loans including loans to financial institutions as follows:

Unit : Million Baht

	CONSOLIDATED			
	2003		2002	
	No. of Accounts	**The Outstanding Debts**	**No. of Accounts**	**The Outstanding Debts**
Debt restructuring	3,680	18,670.6	6,583	28,757.3
Total loans including loans to financial institutions as at year end	166,140	513,400.3	166,138	495,077.6

Unit : Million Baht

	BANK			
	2003		2002	
	No. of Accounts	**The Outstanding Debts**	**No. of Accounts**	**The Outstanding Debts**
Debt restructuring	3,628	17,817.7	6,508	27,231.4
Total loans including loans to financial institutions as at year end	165,571	512,711.6	165,573	488,596.6

As at December 31, 2003, the Bank has outstanding loans to the restructured debtors including accrued interest of Baht 106,360.8 million in the consolidated financial statements and Baht 103,768.2 million in the Bank's financial statements (December 31, 2002 : Baht 141,742.6 million and Baht 138,431.2 million, respectively). The average term of debt restructuring for the year ended December 31, 2003 is 11.2 years (December 31, 2002 : 10.1 years)

Information relating to restructured debtors for the years ended December 31, 2003 and 2002 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	2002	2003	2002
Interest income recognized in the statements of income	5,310.0	6,218.4	5,129.9	6,077.4
Loss from debt restructuring recognized in the statements of income	962.0	859.5	1,113.0	849.5
Cash collection	10,414.0	9,204.8	9,429.2	8,631.9
Additional loans to restructured debtors	-	169.0	-	169.0

4.5.8 Sales of loan receivables

For the year ended December 31, 2003, the Bank and a subsidiary transferred a portion of sub-quality assets with a book value of Baht 22.5 million, net of allowance for doubtful accounts of Baht 0.1 million, (December 31, 2002 : Baht 3,560.5 million and and Baht 957.3 million, respectively) to TAMC according to the Asset Transfer Agreement. Total net amount of sub-quality assets, which were transferred to TAMC during 2001 to 2003, was Baht 11,066.1 million for the consolidated financial statements and Baht 10,640.0 million for the Bank's financial statements. The Bank and such subsidiary received the promissory notes of Baht 8,783.4 million for the consolidated financial statements and Baht 8,357.3 million for the Bank's financial statements for transferring such assets. The remaining amount is in the process of being reviewed and considered the information by TAMC (see Notes 4.1.2, 4.4.1 and 4.23).

4.6 Allowance for doubtful accounts

Unit : Million Baht

	CONSOLIDATED 2003						
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,936	90	745	2,824	39,067	26,707	71,369
Bad debt and doubtful accounts	192	(35)	311	2,572	6,446	(7,993)	1,493
Bad debt recovered	-	-	-	-	178	-	178
Bad debt written off	-	-	-	-	(9,987)	-	(9,987)
Others	-	-	-	-	(61)	1,073	1,012
Ending balance	2,128	55	1,056	5,396	35,643	19,787	64,065

Unit : Million Baht

	CONSOLIDATED 2002						
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,037	157	835	4,440	743	9,640	17,852
Bad debt and doubtful accounts	(101)	(67)	(90)	(1,616)	6,692	19,406	24,224
Bad debt recovered	-	-	-	-	386	-	386
Bad debt written off	-	-	-	-	(4,009)	-	(4,009)
Others	-	-	-	-	35,255	(2,339)	32,916
Ending balance	1,936	90	745	2,824	39,067	26,707	71,369

Unit : Million Baht

	BANK						
	2003						
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,933	90	743	2,783	38,152	25,679	69,380
Bad debt and doubtful accounts	184	(35)	280	2,477	6,052	(7,671)	1,287
Bad debt recovered	-	-	-	-	177	-	177
Bad debt written off	-	-	-	-	(9,956)	-	(9,956)
Others	-	-	-	-	-	686	686
Ending balance	2,117	55	1,023	5,260	34,425	18,694	61,574

Unit : Million Baht

	BANK						
	2002						
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,007	154	834	4,357	-	8,415	15,767
Bad debt and doubtful accounts	(74)	(64)	(91)	(1,574)	6,578	19,201	23,976
Bad debt recovered	-	-	-	-	386	-	386
Bad debt written off	-	-	-	-	(3,924)	-	(3,924)
Others	-	-	-	-	35,112	(1,937)	33,175
Ending balance	1,933	90	743	2,783	38,152	25,679	69,380

4.7 Revaluation allowances for debt restructuring are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	2002	2003	2002
Beginning balance	11,209.7	8,087.2	10,427.3	7,768.6
Increase (decrease) during the year	(479.4)	3,122.5	(40.4)	2,658.7
Ending balance	10,730.3	11,209.7	10,386.9	10,427.3

4.8 Classified assets

The Bank and subsidiaries which are financial institutions (The Book Club Finance PCL, and Chatuchak Asset Management Co., Ltd.) have classified assets according to the guideline of the BOT as follows:

Unit : Million Baht

CONSOLIDATED

2003

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	411,994.4	6,077.0	-	-	30.8	418,102.2
Special Mention	7,117.8	-	-	-	1.4	7,119.2
Substandard	5,622.9	-	-	-	2.0	5,624.9
Doubtful	11,411.1	3.9	-	-	44.9	11,459.9
Doubtful Loss	76,081.4	7.3	8,519.7	2,401.5	1,924.7	88,934.6
	512,227.6	6,088.2	8,519.7	2,401.5	2,003.8	531,240.8

Unit : Million Baht

CONSOLIDATED

2002

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	359,453.7	3,170.1	-	-	32.1	362,655.9
Special Mention	9,878.7	107.9	-	-	0.7	9,987.3
Substandard	10,951.4	-	-	-	2.7	10,954.1
Doubtful	14,347.4	-	-	-	63.2	14,410.6
Doubtful Loss	95,817.3	7.3	9,094.4	1,795.9	1,853.1	108,568.0
	490,448.5	3,285.3	9,094.4	1,795.9	1,951.8	506,575.9

Unit : Million Baht

BANK

2003

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	410,830.6	6,419.0	-	-	30.4	417,280.0
Special Mention	6,995.7	-	-	-	1.4	6,997.1
Substandard	5,521.9	-	-	-	2.0	5,523.9
Doubtful	11,291.0	3.9	-	-	44.7	11,339.6
Doubtful Loss	73,324.6	7.3	8,494.3	2,373.0	1,914.8	86,114.0
	507,963.8	6,430.2	8,494.3	2,373.0	1,993.3	527,254.6

Unit : Million Baht

	BANK					
	2002					
	Loans and accrued interest receivable	**Loans to financial institution and accrued interest receivable**	**Investments**	**Property foreclosed**	**Other assets**	**Total**
Normal	358,594.9	3,373.4	-	-	32.1	362,000.4
Special Mention	9,798.6	107.9	-	-	0.7	9,907.2
Substandard	10,935.4	-	-	-	2.7	10,938.1
Doubtful	14,168.8	-	-	-	63.1	14,231.9
Doubtful Loss	94,102.0	7.3	9,094.4	1,773.7	1,844.4	106,821.8
	487,599.7	3,488.6	9,094.4	1,773.7	1,943.0	503,899.4

Classification of other assets for 2002 has been disclosed to comply with the 2003 disclosure requirements of the BOT.

4.9 Properties foreclosed

As at December 31, 2003 and 2002, properties foreclosed consist of the following:

Unit : Million Baht

	CONSOLIDATED			
	2003			
	Beginning balance	***Addition***	***Disposal***	***Ending balance***
Foreclosure assets				
Immovable assets	14,034	4,474	(5,117)	13,391
Movable assets	2	-	(2)	-
Total	14,036	4,474	(5,119)	13,391
Others	556	180	-	736
Total properties foreclosed	14,592	4,654	(5,119)	14,127
Less Allowance for impairment of assets	(1,943)	(662)	-	(2,605)
Total properties foreclosed - net	12,649	3,992	(5,119)	11,522

Unit : Million Baht

	CONSOLIDATED			
	2002			
	Beginning balance	**Addition**	**Disposal**	**Ending balance**
Foreclosure assets				
Immovable assets	12,102	3,689	(1,757)	14,034
Movable assets	2	-	-	2
Total	12,104	3,689	(1,757)	14,036
Others	615	-	(59)	556
Total properties foreclosed	12,719	3,689	(1,816)	14,592
Less Allowance for impairment of assets	(1,030)	(913)	-	(1,943)
Total properties foreclosed - net	11,689	2,776	(1,816)	12,649

Unit : Million Baht

	BANK 2003			
	Beginning balance	**Addition**	**Disposal**	**Ending balance**
Foreclosure assets				
Immovable assets	13,647	4,388	(5,085)	12,950
Others	556	178	-	734
Total property foreclosed	14,203	4,566	(5,085)	13,684
Less Allowance for impairment of assets	(1,921)	(656)	-	(2,577)
Total properties foreclosed - net	12,282	3,910	(5,085)	11,107

Unit : Million Baht

	BANK 2002			
	Beginning balance	**Addition**	**Disposal**	**Ending balance**
Foreclosure assets				
Immovable assets	11,805	3,585	(1,743)	13,647
Others	615	-	(59)	556
Total property foreclosed	12,420	3,585	(1,802)	14,203
Less Allowance for impairment of assets	(1,015)	(906)	-	(1,921)
Total properties foreclosed - net	11,405	2,679	(1,802)	12,282

4.10 Premises and equipment:

Unit : Million Baht

CONSOLIDATED

2003

	Cost					Accumulated depreciation					Allowance for	Net
	Beginning balance	Additions	Disposals	Other	Ending balance	Beginning balance	Depre-ciation	Disposals	Other	Ending balance	impairment of assets	premises and equipment
Land												
Cost	5,761	175	(20)	5	5,921	-	-	-	-	-	(499)	5,422
Appraisal increase (year 2000)	4,621	-	-	-	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	15,290	97	(23)	(83)	15,281	(6,097)	(455)	9	24	(6,519)	(311)	8,451
Appraisal increase (year 2000)	4,085	-	-	-	4,085	(246)	(122)	9	-	(359)	-	3,726
Equipment	11,755	1,683	(225)	(10)	13,203	(9,813)	(705)	83	9	(10,426)	-	2,777
Others	47	364	(253)	-	158	-	-	-	-	-	-	158
Total	41,559	2,319	(521)	(88)	43,269	(16,156)	(1,282)	101	33	(17,304)	(810)	25,155

Depreciation for the years ended	- December 31, 2003	1,275
	- December 31, 2002	1,494

Unit : Million Baht

BANK

2003

	Cost					Accumulated depreciation					Allowance for	Net
	Beginning balance	Additions	Disposals	Other	Ending balance	Beginning balance	Depre- ciation	Disposals	Other	Ending balance	impairment of assets	premises and equipment
Land												
Cost	4,147	170	(20)	10	4,307	-	-	-	-	-	(499)	3,808
Appraisal increase (year 2000)	4,621	-	-	-	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	9,838	69	(23)	3	9,887	(4,112)	(181)	9	(1)	(4,285)	(311)	5,291
Appraisal increase (year 2000)	4,085	-	-	-	4,085	(246)	(122)	9	-	(359)	-	3,726
Equipment	11,007	1,534	(204)	(6)	12,331	(9,298)	(599)	73	5	(9,819)	-	2,512
Others	47	360	(252)	-	155	-	-	-	-	-	-	155
Total	33,745	2,133	(499)	7	35,386	(13,656)	(902)	91	4	(14,463)	(810)	20,113

Depreciation for the years ended	- December 31, 2003	895
	- December 31, 2002	1,167

4.11 Assets pending transfer

Unit : Million Baht

	CONSOLIDATED AND BANK	
	2003	**2002**
Suspense receivables	2,020	805
Legal execution from disposal of property foreclosed	1,987	610
Receivables from sales of investments	350	1,270
Others	453	634
Total	4,810	3,319

4.12 Other assets

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	**2002**	**2003**	**2002**
Interest receivable on investments	1,114	1,626	1,100	1,601
Customer insurance premium and legal deposits with court	778	909	777	908
Leasehold improvements - net	747	729	478	499
Others	2,327	1,625	789	795
Total	4,966	4,889	3,144	3,803

4.13 Deposits

4.13.1 Classified by product:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	2002	2003	2002
Demand	26,845	19,965	25,760	19,237
Savings	281,156	210,273	278,448	207,624
Fixed				
Less than 6 months	212,613	233,604	211,106	231,951
6 months and up to 1 year	19,385	21,489	18,951	20,926
Over 1 year	72,872	80,056	72,867	79,727
Negotiable certificates of deposit	-	9,117	-	9,137
Total	612,871	574,504	607,132	568,602

4.13.2 Classified by maturity:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	2002	2003	2002
Up to 1 year*	585,241	534,127	579,502	528,206
Over 1 year	27,630	40,377	27,630	40,396
Total	612,871	574,504	607,132	568,602

*Including past-due agreements

4.13.3 Classified by currency and residency of customer:

Unit : Million Baht

	CONSOLIDATED					
	2003			2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	600,640	928	601,568	560,953	963	561,916
USD	7,515	3,456	10,971	7,685	4,413	12,098
Others	146	186	332	350	140	490
Total	608,301	4,570	612,871	568,988	5,516	574,504

Unit : Million Baht

	BANK					
	2003			2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	597,913	928	598,841	558,228	963	559,191
USD	4,515	3,456	7,971	4,526	4,412	8,938
Others	134	186	320	333	140	473
Total	602,562	4,570	607,132	563,087	5,515	568,602

4.14 Interbank and money market items (Liabilities)

Unit : Million Baht

	CONSOLIDATED					
	2003			2002		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	3,233	3,233	-	1,613	1,613
Commercial banks	786	89	875	402	1	403
Other banks	21	311	332	20	396	416
Finance companies, Finance and securities companies, securities companies and credit foncier companies	3,794	109	3,903	1,591	128	1,719
Other financial institutions	973	189	1,162	790	1,935	2,725
Total domestic items	5,574	3,931	9,505	2,803	4,073	6,876
Foreign items :						
USD	529	196	725	630	27	657
YEN	20	-	20	8	1,078	1,086
Others	180	89	269	90	81	171
Total foreign items	729	285	1,014	728	1,186	1,914
Total domestic and foreign items	6,303	4,216	10,519	3,531	5,259	8,790

Unit : Million Baht

	BANK					
	2003			2002		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	3,233	3,233	-	1,613	1,613
Commercial banks	875	-	875	392	1	393
Other banks	21	311	332	20	396	416
Finance companies, Finance and securities companies, securities companies and credit foncier companies	4,010	109	4,119	1,821	128	1,949
Other financial institutions	1,036	189	1,225	770	1,935	2,705
Total domestic items	5,942	3,842	9,784	3,003	4,073	7,076
Foreign items :						
USD	563	196	759	629	27	656
YEN	20	-	20	8	1,078	1,086
Others	199	89	288	199	81	280
Total foreign itmes	782	285	1,067	836	1,186	2,022
Total domestic and foreign items	6,724	4,127	10,851	3,839	5,259	9,098

4.15 Securities sold under repurchase agreements

As at December 31, 2003, the Bank has securities sold under repurchase agreements which are Financial Institutions Development Fund's bonds and government agencies' securities in the consolidated financial statements of Baht 10 million (December 31, 2002 : Baht 40 million)

4.16 Borrowings

Borrowings consist of:

Unit : Million Baht

	CONSOLIDATED					
	2003			2002		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Subordinated convertible bonds	4,085	3,810	7,895	5,146	3,810	8,956
Subordinated notes	8,718	7,788	16,506	8,595	8,267	16,862
Others	34	-	34	19	-	19
Total	12,837	11,598	24,435	13,760	12,077	25,837

Unit : Million Baht

	BANK					
	2003			2002		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Subordinated convertible bonds	3,774	3,810	7,584	4,709	3,810	8,519
Subordinated notes	8,638	7,788	16,426	8,638	8,267	16,905
Others	33	-	33	18	-	18
Total	12,445	11,598	24,043	13,365	12,077	25,442

On November 29, 1993, the shareholders passed a resolution to issue up to USD 180.0 million subordinated convertible bonds in foreign markets. Such bonds can be redeemed or converted into ordinary shares within 10 years. In January 1994, the Bank offered USD 160.0 million or approximately Baht 4,088.0 million of subordinated convertible bonds to foreign investors at an interest rate of 3.25% per annum and conversion price equal to Baht 254 at an exchange rate of US$ 1 to Baht 25.55 on the condition that the Bank may convert or redeem the bonds before maturity. The conversion price was adjusted to Baht 223.51 effective from December 9, 1997. As at December 31, 2003 and 2002, the amount of subordinated convertible bonds which have not been converted total Baht 3,809.9 million, 20 million ordinary shares are reserved as accommodation for the convertible bonds (see Note 4.19.2).

On December 29, 1994, the Bank issued subordinated notes of Yen 5,000 million, repayable in 10 years, with interest rate of 5.6% per annum, payable annually.

On March 15, 1996, the Bank issued subordinated notes of US$ 150 million, repayable in 10 years, with interest rate of 7.5% per annum, payable twice a year.

On October 16, 1998, the Bank issued subordinated convertible bonds of Baht 6,000 million to domestic investors, at an interest rate of the highest rate of the Bank's three-month fixed deposit plus 1.25% per annum. Such bonds can be redeemed or converted into ordinary shares within 7 years. The conversion price is Baht 30. 200 million ordinary shares are reserved as accommodation for the convertible bonds (see Note 4.19.2). As at December 31, 2003, convertible bonds which have not yet been converted are Baht 3,773.8 million (December 31, 2002: Baht 4,708.7 million).

As at December 31, 2003 and 2002, the Bank has several subordinated bonds totaling Baht 8,638.0 million, repayable in the years 2009-2010, with fixed interest rates ranging between 3.5% - 6% per annum, payable annually.

4.17 Liabilities pending transfer

Unit : Million Baht

	CONSOLIDATED		**BANK**	
	2003	**2002**	**2003**	**2002**
Suspense payables	1,795	1,156	1,789	1,153
Payables from purchase of investments	7,799	1,382	7,799	1,382
Others	272	89	260	89
Total	9,866	2,627	9,848	2,624

4.18 Other liabilities

Unit : Million Baht

	CONSOLIDATED		**BANK**	
	2003	**2002**	**2003**	**2002**
Accrued expenses	2,570	2,629	2,465	2,558
Marginal deposit	270	264	237	247
Withholding tax payable	223	236	141	217
Others	3,622	1,632	227	218
Total	6,685	4,761	3,070	3,240

4.19 Share capital

4.19.1 Preferred shares and its covered warrants

On May 10, 1999, the Bank issued 2,500 million shares of non-cumulative convertible voting preferred shares at Baht 26 each; 1,250 million shares were issued to the Ministry of Finance and another 1,250 million shares were issued together with covered warrants to other investors. One covered warrant has the right to purchase one preferred share from the Ministry of Finance within 3 years at Baht 29.46 each. Such warrants expired on May 10, 2002 and there were no applications to exercise.

After the Bank has available profit after loan loss provision with no accumulated loss and having adequate capital fund, the holders of preferred shares have the preferential right to receive a non-cumulative dividend of 5.25% of the issued price, or Baht 1.37 per annum per share before the dividend payment to ordinary shares. However, there may be some events that may result in the Bank paying dividends at less than such rate. In any year that the ordinary shareholders are paid dividends at a rate higher than that paid to the preferred shareholders, the Bank shall pay dividend to the preferred shareholders at a rate equal to the dividend paid to the ordinary shareholders.

The preferred shares are all convertible preferred shares with the preferential right expiring on May 9, 2009. However, in the event that the preferred shareholders wish to exercise their convertible rights, it can be done at the end of each quarter prior to the said date.

As at December 31, 2003, unissued authorized preferred shares are as follows:

- 116 million preferred shares are reserved to accommodate possible exercise of warrants that were issued in accordance with the resolution of the extraordinary shareholders' meeting No.1/1997 on November 28, 1997. On June 22, 1999, the Bank issued 115,000,883 warrants, expiring within 5 year, at an exercise price of Baht 38.70 per share. As at December 31, 2003, 115,914,337 prefered shares are reserved and 114,915,220 warrants are outstanding (December 31, 2002 : 115,942,333 shares and 114,943,216 warrants, respectively).

- 150 million shares are reserved to accommodate possible exercise of staff warrants which may be issued in accordance with the resolution of the 177th ordinary shareholders' meeting on April 3, 2000.

  As at December 31, 2003, no staff warrant has been issued.

- 3,572,446,628 preferred shares (December 31, 2002 : 3,571,416,105) are registered to be offered for sale by private placement but not yet been issued and called up.

4.19.2 Ordinary shares

As at December 31, 2003, unissued ordinary share, are as follows:

- 20 million shares are allocated for accommodating possible conversion of the subordinated convertible bonds (see note 4.16) that were issued and sold in foreign markets according to the resolution of the extraordinary shareholder's meeting No.3/1993 dated November 29, 1993. As at December 31, 2003 and 2002, 18,905,074 shares are outstanding under this allocation.

- 200 million shares are allocated for accommodating possible conversion of subordinated convertible bonds (see note 4.16) that were issued and sold in domestic markets according to the resolution of the extraordinary shareholders' meeting No.1/1998 dated July 2, 1998. As at December 31, 2003, some subordinated convertible bonds were converted to 74,207,957 ordinary shares (December 31, 2002 : 43,043,641 shares) at Baht 30 each and 125,792,043 ordinary shares are outstanding under this allocation. (December 31, 2002 : 156,956,359 shares).

As at December 31, 2003, the issued and paid-up share capital is higher than the authorized share capital due to a conversion of subordinated convertible bonds and convertible preferred shares into ordinary shares during 2003. The Bank will register the change in authorized share capital with the Ministry of Commerce after the approval of the shareholders' meeting.

4.19.3 Capital funds

The Bank and its subsidiaries, which are financial institutions, are subject to various capital and regulatory requirements of the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at December 31, 2003 and 2002, the Bank's total capital funds can be categorized as follows :

Unit : Million Baht

	BANK	
	2003	**2002**
Tier 1 Capital		
Issued and paid-up share capital	31,630	31,319
Premium on share capital	5,427	55,577
Legal reserve	-	695
Others	-	23,081
Net loss after appropriations	-	(74,550)
Total Tier 1 Capital	37,057	36,122
Tier 2 Capital		
Unrealized increment per assets appraisal	5,063	5,119
Unrealized increment per share capital	6,553	-
Subordinated convertible bonds	755	2,645
Subordinated notes	10,997	12,855
Allowance for classified assets of "normal" category and excess allowance	6,486	5,555
Total Tier 2 Capital	29,854	26,174
Less Investment in other financial institutions' Tier 2 Capital	(169)	(234)
Total Capital Funds	66,742	62,062
Total Capital / Total Risk Assets	12.9	14.0
Total Tier 1 Capital / Total Risk Assets	7.1	8.1
Total Tier 2 Capital / Total Risk Assets	5.8	5.9

4.20 Elimination of net loss after appropriations

The shareholders' meeting passed a resolution on April 9, 2003 to eliminate the net loss after appropriations amounting to Baht 74,550 million by offsetting with other reserves, legal reserves, premium on ordinary shares and premium on preferred shares amounting to Baht 23,081 million, Baht 695 million, Baht 22,786 million and Baht 27,988 million, respectively, effective as of January 1, 2003.

4.21 Legal reserve

Under the Public Companies Act, the Bank and its subsidiaries which are public companies are required to set aside as legal reserve at least 5% of its net income net of accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital.

According to the Civil and Commercial Code, subsidiaries which are private companies must appropriate to a reserve fund of each distribution of dividend at least 5% of the profit arising from the business of the company until the reserve fund reaches 10% of the capital of the company. Such reserve fund is not available for distribution as dividend.

4.22 Other reserve

As at December 31, 2002, other reserve amounting to Baht 23,081.0 million was set without having specific objective (see Note 4.20).

4.23 Contingencies

Contingencies as at December 31, 2003 and 2002 are as follows:

Unit : Million Baht

	CONSOLIDATED					
	2003			**2002**		
	Baht	**Foreign Currency**	**Total**	**Baht**	**Foreign Currency**	**Total**
Avals to bills	2,823	-	2,823	1,483	-	1,483
Guarantees of loans	106	1,014	1,120	296	1,415	1,711
Liability under unmatured import bills	153	2,233	2,386	385	3,272	3,657
Other guarantees	41,767	14,012	55,779	37,361	11,973	49,334
Letters of credit	733	7,510	8,243	551	5,847	6,398
Exchange rate contracts						
Bought	-	74,702	74,702	-	45,810	45,810
Sold	-	141,913	141,913	-	125,490	125,490
Interest rate contracts						
Bought	55,472	28,861	84,333	23,730	27,970	51,700
Sold	55,472	28,861	84,333	23,730	27,970	51,700
Amount of unused bank overdraft	59,881	119	60,000	59,010	196	59,206
Other	-	65	65	26	280	306
Total	216,407	299,290	515,697	146,572	250,223	396,795

Unit : Million Baht

	BANK					
	2003			**2002**		
	Baht	**Foreign Currency**	**Total**	**Baht**	**Foreign Currency**	**Total**
Avals to bills	2,823	-	2,823	1,483	-	1,483
Guarantees of loans	106	1,014	1,120	296	1,415	1,711
Liability under unmatured import bills	153	2,233	2,386	385	3,272	3,657
Other guarantees	41,767	14,012	55,779	37,361	11,973	49,334
Letters of credit	733	7,416	8,149	551	5,808	6,359
Exchange rate contracts						
Bought	-	74,702	74,702	-	45,810	45,810
Sold	-	141,913	141,913	-	125,490	125,490

Unit : Million Baht

	BANK					
	2003			2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Interest rate contracts						
Bought	55,472	28,861	84,333	23,730	27,970	51,700
Sold	55,472	28,861	84,333	23,730	27,970	51,700
Amount of unused bank overdraft	59,881	-	59,881	59,010	-	59,010
Other	-	43	43	-	195	195
Total	216,407	299,055	515,462	146,546	249,903	396,449

As at December 31, 2003, the Bank has contingencies of Baht 333.7 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997 (December 31, 2002 : Baht 338.2 million).

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral, which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified terms. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from the issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.1.2, 4.4.1 and 4.5.8).

The Bank and TAMC agreed to recognize any profits or losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and the transfer price of sub-quality assets transferred to TAMC. All residual amount of profit will be given to TAMC. In the case of losses it will be shared between TAMC and the Bank. The Bank will take the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. All residual amount of the loss will be absorbed by TAMC.

4.24 Interest and dividend income

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	2002	2003	2002
Interest income				
Loans	21,636	23,748	21,400	23,459
Interbank and money market items	1,033	1,837	1,014	1,822
Investments	4,588	4,714	4,482	4,582
Dividend income				
Investments	742	251	543	188
Total	27,999	30,550	27,439	30,051

4.25 Loss from diminution in value and reserve for selling expense in property foreclosed

During 2003, the Bank adopted a policy to speed up the sales of property foreclosed, which may affect the net realizable value of property foreclosed would be decreased by the selling expenses. The Bank has set up a reserve for such expenses of Baht 390 million (2002 : none)

4.26 Earnings (loss) per share

Earnings (loss) per share in the consolidated and the Bank's financial statements for the years ended December 31, 2003 and 2002, are calculated as follows:

	Net Income (Loss)		Weighted Average Number of Common Shares		Earning (Loss) Per Share	
	2003 Million Baht	2002 Million Baht	2003 Million Shares	2002 Million Shares	2003 Baht	2002 Baht
Basic earning (loss) per share						
Net income (loss)	12,460	(12,488)	1,287	969	9.68	(12.89)
Effect of diluted equivalent ordinary shares						
Convertible preferred shares	-	-	1,858			
Warrants	-	-	115			
Subordinated convertible Thai Baht bonds	97	-	142			
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares, warrants and subordinated convertible bonds)	12,557	(12,488)	3,402	969	3.69	-

For the year ended December 31, 2003, subordinated convertible foreign currency bonds and for the year ended December 31, 2002, warrants, subordinated convertible Thai Baht bonds and subordinated convertible foreign currency bonds have not been included in the diluted earnings per share calculation as it is anti-dilutive.

The participating right of the preferred shares has not been taken into consideration in calculating basic earnings per share for the year ended December 31, 2003 because the Bank has not declared dividends and for the year ended December 31, 2002, the Bank had an accumulated deficit in its retained earnings.

4.27 Related-party transactions

The Bank has business transactions with related parties or persons as indicated below. Interest rate of staff loans under the staff welfare scheme is charged in accordance with the Bank's regulations for such loans. Interest rate and other pricing for other related parties are at the same rate as in the normal course of course business with the same business condition as general customers.

4.27.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each company's paid-up capital are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	**2002**	**2003**	**2002**
Companies with at least 10% ownership				
Loans	18,208	22,001	21,479	25,439
Deposits	3,584	1,933	4,203	2,557
Commitments	3,101	4,135	3,125	4,158
Companies owned / controlled by the Bank' s directors / management				
Loans	17	12	17	12
Deposits	11	20	11	20
Contingencies	19	20	19	20
Officers from departmental managers upward				
Loans	121	124	121	124
Deposits	473	289	473	289

4.27.2 Investments in subsidiaries and associated companies as at December 31, 2003 and 2002 are described in Note 4.4.7. Investments in related companies in which the Bank is a shareholder and/or management are directors as at December 31, 2003 and 2002, are as follows:

Unit : Million Baht

Company	Type of Business	Paid-up Capital	2003 CONSOLIDATED Share Holding (%)	2003 CONSOLIDATED Net Investment	2003 BANK Share Holding (%)	2003 BANK Net Investment
Finance & Insurance						
Dhanamit Factoring Co., Ltd.	Factoring	80	10.0	8	5.0	4
Services						
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	10.0	5
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultancy	30	10.0	-	10.0	-
Premus (Thailand) Co., Ltd.	Building Management	13	10.0	1	10.0	1
Siam Medicare Co., Ltd.	Health Center	14	17.5	-	-	-
Real Estate						
Thai Obayashi Corp., Ltd.	Construction	10	12.5	77	12.5	77
Others						
Fortis Co., Ltd.	Commerce	40	10.0	4	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	10.0	-
Siam Commercial Development Co., Ltd.	Holding	15	10.0	-	10.0	-
Sea Minerals Co., Ltd.	Mining	72	10.0	1	10.0	1
Suthakarn Co., Ltd.	Holding	-	10.0	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	26.7	64	10.0	56
SCB Holding Co. Ltd.	Holding	30	15.0	5	15.0	5
WTA (Thailand) Co., Ltd.	Others	-	25.0	-	25.0	-
International Trader Co., Ltd.	Agriculture	20	10.0	-	-	-
Related Companies (Shareholding through debt restructure process)						
ITV PCL	Entertainment	6,000	14.6	5,216	14.6	5,203
Bangkok Crystal Co., Ltd.	Industry	500	76.2	-	75.1	-
Sri U Thong Co., Ltd.	Construction	1,084	42.1	-	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Transportation	1,592	16.7	-	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	6	13.0	6
Mahachai Land Development Co., Ltd.	Real Estate	15	81.4	12	81.4	12
SG Land Co., Ltd. and affiliate	Real Estate	100	99.8	89	99.7	89

KYAT = KYAT Currency

Unit : Million Baht

Company	Type of Business	Paid-up Capital	2003 CONSOLIDATED Share Holding (%)	2003 CONSOLIDATED Net Investment	2003 BANK Share Holding (%)	2003 BANK Net Investment
Related Companies (Shareholding through other companies' debt restructure process)						
Puen Pob Paet Co., Ltd.	Health Center	1	11.3	-	11.3	-
CBNP (Thailand) Ltd.	Financial Consultant	-	20.8	-	20.8	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	33.3	-
The Dheves Insurance PCL	Insurance	120	16.2	318	15.8	311
Supapirom Co., Ltd.	Food Center	37	73.5	-	70.6	-
Donmuang International Airport Hotel Co., Ltd.	Hotel	120	17.0	83	17.0	83
Sonoco Asia Corporation (Thailand) Ltd.	Industry	185	15.0	21	15.0	21
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	25.0	137
Total				6,048		6,016

Unit : Million Baht

Company	Type of Business	Paid-up Capital	2002 CONSOLIDATED Share Holding (%)	2002 CONSOLIDATED Net Investment	2002 BANK Share Holding (%)	2002 BANK Net Investment
Finance & Insurance						
Dhanamit Factoring Co., Ltd.	Factoring	40	10.0	4	10.0	4
Services						
Siam Cosmos Service Co., Ltd.	Insurance Broker	6	10.0	1	10.0	1
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	10.0	5
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultant	30	10.0	-	10.0	-
Thai International Rent a Car Co., Ltd.	Car Rental Services	75	16.9	7	16.9	7
Real Estate						
Thai Obayashi Corp., Ltd.	Construction	10	12.5	77	12.5	77
TSS Real Estate Co., Ltd.	Real Estate	503	40.0	-	40.0	-

Unit : Million Baht

Company	Type of Business	Paid-up Capital	2002 CONSOLIDATED Share Holding (%)	2002 CONSOLIDATED Net Investment	2002 BANK Share Holding (%)	2002 BANK Net Investment
Others						
Sino-Thai Resources Development PCL	Mining	130	10.0	-	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	10.0	-
Siam Commercial Development Co., Ltd.	Holding	15	10.0	-	10.0	-
Sea Minerals Co., Ltd.	Mining	72	10.0	1	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	10.0	6
Suthakarn Co., Ltd	Holding	-	10.0	-	10.0	-
SCB Holding Co., Ltd.	Holding	30	15.0	5	15.0	5
Initial Investment Inc.	Holding	2	15.0	-	15.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	10.0	1
Related Companies (Shareholding through debt restructure process)						
ITV PCL	Entertainment	5,750	13.6	697	13.6	697
Siam General Factoring PCL	Factoring	683	12.7	47	12.7	47
Bangkok Crystal Co., Ltd.	Industry	500	76.2	-	75.1	-
Wongpaitoon PCL	Industry	6,048	14.7	-	14.7	-
Sri U Thong Co., Ltd.	Construction	1,084	42.1	-	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Transportation	1,592	16.7	-	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	27	13.0	27
Related Companies (Shareholding through other companies' debt restructure process)						
Puen Pob Paet Co., Ltd.	Health Center	1	11.3	-	11.3	-
CBNP (Thailand) Ltd.	Financial Consultant	-	20.8	-	20.8	-
SG Land Co., Ltd.	Real Estate	225	34.0	-	34.0	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	33.3	-
Siam Sat Network Co., Ltd.	Satellite Communication	113	27.2	-	27.2	-

KYAT = KYAT Currency

Unit : Million Baht

Company	Type of Business	Paid-up Capital	2002 CONSOLIDATED Share Holding (%)	Net Investment	BANK Share Holding (%)	Net Investment
Related Companies (Shareholding through other companies' debt restructure process) (Continued)						
The Dheves Insurance PCL	Insurance	120	15.8	220	15.8	220
Supapirom Co., Ltd.	Food Center	37	70.6	-	70.6	-
Donmuang International Airport Hotel Co., Ltd.	Hotel	120	17.0	86	17.0	86
Sonoco Asia Corporation (Thailand) Ltd.	Industry	185	15.0	24	15.0	24
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	25.0	137
Total				1,349		1,349

4.27.3 Related transactions between the Bank and subsidiaries, associated and related companies are made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at December 31, 2003 and 2002 are as follows:

Unit : Million Baht

	2003 CONSOLIDATED Loans	Deposits	BANK Loans	Deposits
Subsidiaries				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	58
The Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	13
SCB Securities Co., Ltd.	-	-	150	289
The Book Club Finance PCL	-	-	192	7
The Samaggi Insurance PCL and affiliates	-	-	-	44
SCB Asset Management Co., Ltd.	-	-	-	5
Services				
SCB Business Services Co., Ltd.	-	-	-	14
SCB Training Centre Co., Ltd.	-	-	89	4
Siam Pitiwat Co., Ltd.	-	-	-	17
Sub Sri Thai Warehouse PCL	-	-	-	10
Real Estate				
SCB Resolution Corporation Ltd.	-	2	-	2
Mahisorn Co., Ltd.	-	-	3,342	39

Unit : Million Baht

	2003			
	CONSOLIDATED		BANK	
	Loans	Deposits	Loans	Deposits
Subsidiaries (Continued)				
Others				
Astrakhan Investment Ltd. (Hong Kong) and affiliates	-	-	5	119
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL and affiliates	85	295	15	295
Siam Commercial New York Life Insurance PCL	-	64	-	64
SCB Leasing PCL	2,153	1	2,143	1
Siam Panich Leasing PCL and affiliates	3,130	141	2,960	141
Hunters Asset Management Co., Ltd.	-	12	-	12
Service				
Siam Niti Law Office Co., Ltd.	-	5	-	5
Siam Cosmos Service Co., Ltd. and affiliates	-	48	-	48
Real Estate				
Christiani & Nielsen (Thai) PCL and affiliates	67	125	67	125
Others				
Saturn Inc. and affiliates	71	2	71	2
Siam Press Management Co., Ltd.	-	31	-	31
Related Companies (10 % to 20 % Ownership)				
Finance & Insurance	346	-	346	-
Service	145	11	145	11
Real Estate	-	1	-	1
Others	568	52	568	52
Major-shareholder (10 % to 20 % Ownership)				
The Crown Property Bureau	-	1,061	-	1,061

Unit : Million Baht

	2003			
	CONSOLIDATED		**BANK**	
	Loans	**Deposits**	**Loans**	**Deposits**
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiaries	3	904	3	904
Associated Companies				
- Siam Sindhorn Co., Ltd.	4,474	56	4,474	56
- Others	1,651	418	1,611	418
Related Company (Shareholding through debt restructure process)				
ITV PCL	813	141	813	141
Bangkok Crystal Co., Ltd.	314	-	314	-
Sri U Thong Co., Ltd.	99	9	99	9
Fuel Pipeline Transportation Co., Ltd.	1,074	13	1,074	13
Thai Baroda Industries Co., Ltd.	1,118	2	1,118	2
BNH Medical Co., Ltd.	315	10	315	10
SG Land Co., Ltd. and affiliate	650	40	650	40
Mahachai Land Development Co., Ltd.	344	11	344	11
Related Company (Shareholding through other companies' debt restructure process)				
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP (Thailand) Co., Ltd.	308	-	308	-
Siam Media and Communication Co., Ltd. and affiliate	480	3	263	3
The Dheves Insurance PCL	-	87	-	87
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	13	-	13
Sonoco (Thailand) Co., Ltd.	-	21	-	21
Nava 84 Co., Ltd. and affiliate	-	1	-	1
Companies owned / controlled by the Bank's directors / management	17	11	17	11
	18,225	3,594	21,496	4,213

Unit : Million Baht

	2002			
	CONSOLIDATED		BANK	
	Loans	Deposits	Loans	Deposits
Subsidiaries				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	16
The Cambodian Commercial Bank Ltd. (Cambodia)	-	-	22	5
SCB Securities Co., Ltd.	-	-	150	308
The Book Club Finance PCL	-	-	32	-
The Samaggi Insurance PCL	-	-	-	50
Services				
SCB Business Services Co., Ltd.	-	-	-	45
SCB Training Centre Co., Ltd.	-	-	95	8
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Pitiwat Co., Ltd.	-	-	-	8
SCB Research Institute Co., Ltd.	-	14	-	14
Sub Sri Thai Warehouse PCL	-	-	-	4
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	-	22
Mahisorn Co., Ltd.	-	-	3,526	43
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	115
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL	-	11	-	11
Siam Commercial New York Life Insurance PCL	-	34	-	34
SCB Leasing PCL	2,782	6	2,782	6
SCB Asset Management Co., Ltd.	-	2	-	2
Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL	221	82	51	82
Service				
Siam Niti Law Office Co., Ltd.	-	10	-	10
Real Estate				
Christiani & Nielsen (Thai) PCL	80	35	80	35
Christiani & Nielsen (England) Co., Ltd.	409	-	409	-
Christiani & Nielsen Construction Co., Ltd.	43	-	43	-
Others				
Nobleclear Holding (BVI) Ltd.	1,341	-	1,341	-
SCB Biotech Co., Ltd.	-	2	-	2

Unit : Million Baht

	2002			
	CONSOLIDATED		BANK	
	Loans	Deposits	Loans	Deposits
Related Companies (10 % to 20 % Ownership)				
Finance & Insurance	150	4	150	4
Service	228	29	228	29
Real Estate	-	3	-	3
Others	718	57	718	57
Major-shareholder (10 % to 20 % Ownership)				
The Crown Property Bureau	-	922	-	922
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiaries	4	106	4	106
Associated Companies				
- Siam Sindhorn Co., Ltd.	5,681	43	5,681	43
- Others	1,700	315	1,700	315
Related Company (Shareholding through debt restructure process)				
ITV PCL	828	86	828	86
Siam General Factoring PCL	399	1	399	1
Bangkok Crystal Co., Ltd.	347	1	347	1
Wongpaitoon PLC.	1,020	17	1,020	17
Sri U Thong Co., Ltd.	97	9	97	9
Fuel Pipeline Transportation Co., Ltd.	1,159	22	1,159	22
Thai Baroda Industries Co., Ltd.	1,056	8	1,056	8
BNH Medical Co., Ltd.	392	21	392	21
Related Company (Shareholding through other companies' debt restructure process)				
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP Co., Ltd.	309	-	309	-
SG Land Co., Ltd.	1,268	24	1,268	24
Siam Media and Communication Co., Ltd. and affiliate	1,767	9	1,550	9
The Dheves Insurance PCL.	-	24	-	24
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	23	-	23
Sonoco Asia Corporation (Thailand) Ltd.	2	-	2	-
	22,001	1,933	25,439	2,557

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the years ended December 31, 2003 and 2002, are as follows:

Unit : Million Baht

	CONSOLIDATED			
	2003		2002	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Associated Companies	260	325	163	159
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Associated Companies	5	30	4	58
Major-shareholder	-	12	1	7

Unit : Million Baht

	BANK			
	2003		2002	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Subsidiaries	228	94	243	41
Associated Companies	248	311	156	137
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Subsidiaries	2	237	3	206
Associated Companies	4	22	4	49
Major shareholder	-	12	1	7

Outstanding contingencies as at December 31, 2003 and 2002 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2003	2002	2003	2002
Subsidiaries	-	-	24	23
Associated Companies	1,622	1,614	1,622	1,614
Related Companies (10% to 20% ownership)	151	219	151	219
Major shareholder	2	1	2	1
Subsidiaries and associated companies of major shareholder	279	419	279	419
Related Companies (Shareholding through debt restructure process)	1,047	1,882	1,047	1,882
	3,101	4,135	3,125	4,158

Since May 10, 1999, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders have the rights to purchase the shares from the Ministry of Finance. The Bank invested of Baht 32,500 million received from the Ministry of Finance following the capital increment in government bonds and recorded these as held-to-maturity investments. On December 1, 2003, the Ministry of Finance had transferred approximately 24.8% of paid-up capital to Vayupak I Fund ("the Fund"). Consequently, the remaining shares, which were held by Ministry of Finance is 13.6% of the Bank's paid-up capital and the Fund has become the major shareholder instead. Other transactions, if any, among the Bank and the Ministry of Finance and any other government agencies and the associated companies of the Fund arose from normal banking activities, which did not relate to the shareholding.

During 2003, the Bank has entered into a Properties Foreclosed Sales Agreement with a subsidiary (Chatuchak Asset Management Co., Ltd.,) at the fair value of Baht 50.6 million, while net book value of such properties is Baht 46.3 million (net of allowance for impairment of Baht 17.6 million)

4.28 Directors and executive's benefit

The Bank has not paid other benefits to directors and executives except for the benefits that were normally paid such as directors fee, executive salary, special monthly allowance and cost of living allowance for executives.

4.29 Income tax

For the years ended December 31, 2003, the Bank's financial statements presented net income but no income tax expenses were payable as the Bank had losses carried forward being taxable expenses which are as follow:

Unit : Million Baht

Loss carry forward remaining of the year	**Amount**	**Tax deductable expenses up to the year**
1999	44,291	2004
2002	9,824	2007
	54,115	

4.30 Long-term leases

The remaining rental expenses to be paid for long-term leases as at December 31, 2003 and 2002 are as follows:

Unit : Million Baht

		CONSOLIDATED		**BANK**	
Type of Lease	**Period**	**2003**	**2002**	**2003**	**2002**
Land and/or Premises	Within 1 year	169	165	140	146
	1 - 5 years	355	323	311	287
	Over 5 years	319	356	246	278
Equipment	Within 1 year	246	15	246	15
	1 - 5 years	575	41	575	41

4.31 Restriction on dividend payment

According to the Public Company Act, the Bank is not allowed to pay any dividends during the period in which the Bank still has a deficit.

4.32 Events occurring after the balance sheet date

4.32.1 113,372 warrants, which were issued on June 22, 1999, have been exercised into 113,372 preferred shares at Baht 38.70 each. The Bank registered the change in paid-up capital to Baht 31,631.7 million with the Ministry of Commerce on January 6, 2004.

4.32.2 13,853,057 preferred shares have been converted into 13,853,057 ordinary shares. The Bank registered the change in paid-up capital with the Ministry of Commerce on January 12, 2004.

4.32.3 The Bank's subordinated convertible bonds, which were issued on October 16, 1998, amounting to Baht 1,207.7 million, have been converted into 40,257,978 ordinary shares at Baht 30.00 each. The Bank registered the change in paid-up capital to Baht 32,034.3 million with the Ministry of Commerce on January 28, 2004.

4.32.4 On January 23, 2004, the Ministry of Finance has issued the notification detailing terms, conditions and procedures for the application of new bank license (The Financial Sector Master Plan). The Plan details the operational structure of financial institutions which will result in having only commercial banks accept public deposits. The ultimate effect of such plan to the operation of a subsidiary and an associated company of the Bank which are finance companies cannot be presently determined. Currently, the managements of the Bank, its subsidiary and associated companies are in the process of considering the details of the Plan.

4.33 The significant financial position and the results from operations classified as domestic and foreign operations are shown below.

4.33.1 The financial position classified by business type as at December 31, 2003 and 2002 are as follows:

Unit : Million Baht

	CONSOLIDATED					
	2003			2002		
	Domestic operations	**Foreign operations**	**Total**	**Domestic operations**	**Foreign operations**	**Total**
Total assets	728,643	18,195	746,838	654,728	20,993	675,721
Interbank and money market items (Assets)	53,386	5,687	59,073	46,475	6,659	53,134
Investment-net	127,919	16,029	143,948	128,275	15,169	143,444
Loans	510,780	1,611	512,391	487,262	1,856	489,118
Deposits	607,858	5,013	612,871	568,565	5,939	574,504
Interbank and money market items (Liabilities)	10,227	292	10,519	7,588	1,202	8,790
Borrowings	12,837	11,598	24,435	13,760	12,077	25,837
Contingencies	438,860	76,837	515,697	311,769	85,026	396,795

Unit : Million Baht

	BANK					
	2003			2002		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	721,924	14,333	736,257	650,224	16,998	667,222
Interbank and money market items (Assets)	52,890	2,729	55,619	46,124	3,631	49,755
Investment-net	131,582	16,018	147,600	131,562	15,059	146,621
Loans	505,311	982	506,293	483,792	1,319	485,111
Deposits	605,414	1,718	607,132	565,939	2,663	568,602
Interbank and money market items (Liabilities)	10,560	291	10,851	7,907	1,191	9,098
Borrowings	12,445	11,598	24,043	13,365	12,077	25,442
Contingencies	438,860	76,602	515,462	311,743	84,706	396,449

4.33.2 The results of operations classified by business type for years ended December 31, 2003 and 2002 are as follows:

Unit : Million Baht

	CONSOLIDATED							
	2003				2002			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	27,611	1,037	(649)	27,999	29,983	1,521	(955)	30,549
Interest expenses	8,042	1,067	(649)	8,460	12,236	1,408	(955)	12,689
Net interest income	19,569	(30)	-	19,539	17,747	113	-	17,860
Non-interest income	10,814	426	(3)	11,237	10,231	373	(3)	10,601
Non-interest expenses	17,897	135	(3)	18,029	40,216	579	(3)	40,792
Income (loss) before income tax	12,486	261	-	12,747	(12,238)	(93)	-	(12,331)

Unit : Million Baht

	BANK							
	2003				2002			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	27,106	982	(649)	27,439	29,557	1,447	(953)	30,051
Interest expenses	7,957	1,056	(649)	8,364	12,131	1,390	(953)	12,568
Net interest income	19,149	(74)	-	19,075	17,426	57	-	17,483
Non-interest income	8,960	340	(3)	9,297	8,653	317	(3)	8,967
Non-interest expenses	15,847	68	(3)	15,912	38,436	504	(3)	38,937
Income (loss) before income tax	12,262	198	-	12,460	(12,357)	(130)	-	(12,487)

4.34 Disclosure of financial instruments

4.34.1 Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Bank and subsidiaries. The Bank and subsidiaries have adopted the policy of only dealing with creditworthy counterparty and obtaining sufficient collateral or other security where appropriate, as a mean to mitigating the risk of financial losses from defaults.

In case of recognized financial assets, the carrying amount of the assets recorded in the consolidated balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

The Bank has a credit risk in case counterparties do not adhere to the terms of the financial contract.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due.

Concentrations of credit risk are limited due to the large number and diversifications of domestic customers.

4.34.2 Interest Rate Risk

Interest rate risk arises from the change in interest rates which will affect the net interest earnings in the current reporting period and in future. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity.

The Bank uses various derivative transactions to manage its own asset and liability positions in order to manage interest rate exposure. The use of derivative transactions is in accordance with the policies and guidelines from the Board of Directors and is under the control of the assets and liabilities management committee.

Significant financial assets and liabilities can be repriced as follows:

Unit : Million Baht

	CONSOLIDATED 2003						
	Reprice on demand	**Reprice within 1-3 months**	**Reprice within 3-12 months**	**Reprice within 1-5 years**	**Reprice over 5 years**	**Non interest bearing**	**Total**
Securities purchased under resale agreements	-	42,100	-	-	-	-	42,100
Investments in securities-net	-	32,386	19,989	29,023	24,824	37,726	143,948
Loans (included interbank and money market item)	292,139	84,754	85,487	75,947	17,997	15,171	571,495
Deposits (included interbank and money market item)	284,372	216,261	64,782	27,954	-	30,020	623,389
Securities sold under repurchase agreements	-	10	-	-	-	-	10
Borrowings	-	3,774	3,810	2,162	14,655	34	24,435

Unit : Million Baht

	CONSOLIDATED 2002						
	Reprice on demand	**Reprice within 1-3 months**	**Reprice within 3-12 months**	**Reprice within 1-5 years**	**Reprice over 5 years**	**Non interest bearing**	**Total**
Securities purchased under resale agreements	11,500	1,950	-	-	-	-	13,450
Investments in securities-net	-	30,827	14,271	24,282	57,421	16,642	143,443
Loans (included interbank and money market item)	329,702	65,832	72,392	52,781	15,576	5,968	542,251
Deposits (included interbank and money market item)	212,449	263,374	61,649	24,500	-	21,321	583,293
Securities sold under repurchase agreements	-	40	-	-	-	-	40
Borrowings	-	4,709	-	115	20,995	18	25,837

Unit : Million Baht

	BANK 2003						
	Reprice on demand	**Reprice within 1-3 months**	**Reprice within 3-12 months**	**Reprice within 1-5 years**	**Reprice over 5 years**	**Non interest bearing**	**Total**
Securities purchased under resale agreements	-	42,100	-	-	-	-	42,100
Investments in securities-net	-	29,353	19,772	28,232	24,056	46,186	147,599
Loans (included interbank and money market item)	288,196	83,239	84,468	72,563	21,339	12,140	561,945
Deposits (included interbank and money market item)	280,281	214,754	64,348	27,949	-	30,651	617,983
Borrowings	-	3,774	3,810	1,851	14,575	33	24,043

Unit : Million Baht

	BANK 2002						
	Reprice on demand	**Reprice within 1-3 months**	**Reprice within 3-12 months**	**Reprice within 1-5 years**	**Reprice over 5 years**	**Non interest bearing**	**Total**
Securities purchased under resale agreements	11,500	1,950	-	-	-	-	13,450
Investments in securities-net	-	28,012	14,007	22,314	57,569	24,718	146,620
Loans (included interbank and money market item)	328,396	62,742	72,079	47,850	18,903	4,895	534,865
Deposits (included interbank and money market item)	209,404	261,436	61,066	24,494	-	21,300	577,700
Borrowings	-	4,709	-	-	20,715	18	25,442

Effective interest rate of financial instruments which are repriced within 1 year is not significantly different from market rates. Effective interest rate of financial instruments which are repriced over 1 year is not significantly different from the average interest rate of this financial year.

4.34.3 Interest earning and interest bearing financial instruments

Unit : Million Baht

	CONSOLIDATED					
	2003			2002		
Financial instruments	**Average**	**Interest**	**Average Rate %**	**Average**	**Interest**	**Average Rate %**
Interbank and money market item (Assets)	58,327	536	0.9	77,353	2,350	3.0
Securities purchased under resale agreements	33,905	498	1.5	19,166	513	2.7
Investment in securities	145,957	5,330	3.6	133,830	4,965	3.7
Loans	416,491	21,636	5.2	427,911	23,748	5.6
Deposits and interbank and money market item (Liabilities)	606,639	7,164	1.2	605,505	11,318	1.9
Securities sold under repurchase agreements	60	-	-	17	-	-
Borrowings	25,077	1,296	5.2	25,749	1,371	5.3

Unit : Million Baht

	BANK					
	2003			2002		
Financial instruments	**Average**	**Interest**	**Average Rate %**	**Average**	**Interest**	**Average Rate %**
Interbank and money market item (Assets)	50,998	516	1.0	76,035	1,309	1.7
Securities purchased under resale agreements	33,108	498	1.5	24,840	513	2.0
Investment in securities	150,326	5,025	3.3	136,445	4,770	3.5
Loans	412,354	21,400	5.2	420,428	23,459	5.6
Deposits and interbank and money market item (Liabilities)	600,724	7,103	1.2	607,352	11,239	1.9
Securities sold under repurchase agreements	1	-	-	1	-	-
Borrowings	24,474	1,261	5.1	25,355	1,329	5.2

4.34.4 Derivatives

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. The following are the derivatives used by the Bank:

1. Forward exchange contracts that are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

2. Currency and interest rate swaps which are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies and may also involve the exchange of related interest payments.

3. Interest rate swaps which are agreements that involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying or notional principal.

The Bank has set up objectives and policies to manage the foreign exchange risk and interest rate risk from the volatility of foreign exchange rates and interest rates by using the derivatives for serving the client's need and the Bank's assets and liability management purpose. These include forward exchange contracts, currency swaps, interest rate swaps. Such derivatives have different levels of exposures. However, the Bank controls the counterparty risks by setting-up the credit limit based on the normal lending procedures.

The total notional amounts of the derivatives at the year end did not represent the incurred risks from derivative transactions. The risks arising from the derivatives will depend on the changes in price of each derivative type.

The notional amount and the fair value of derivatives are as follows:

Unit : Million Baht

	CONSOLIDATED AND BANK 2003			
	Notional amount Less than 1 year	**Notional amount More than 1 year**	**Total Notional amount**	**Fair Value Asset (Liabilities)**
Forward contracts	162,356.3	771.9	163,128.2	666.0
Currency swap contracts	8,634.0	44,852.9	53,486.9	(202.2)
Interest swap contracts	11,654.8	72,678.5	84,333.3	489.3

Unit : Million Baht

	CONSOLIDATED AND BANK 2002			
	Notional amount Less than 1 year	**Notional amount More than 1 year**	**Total Notional amount**	**Fair Value Asset (Liabilities)**
Forward contracts	123,210.3	4,770.2	127,980.5	(462.0)
Currency swap contracts	14,984.1	28,335.3	43,319.3	349.6
Interest swap contracts	6,974.3	44,725.7	51,700.0	1,153.6

4.34.5 Fair value of financial instruments

Normally, fair value of financial instruments is their quoted market price. However, for many financial instruments, quoted market prices are not available. Fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions including discount rate and estimated cash flow. Hence, estimated fair value from different techniques may significantly differ from each other.

A summary of book value and fair value of financial instruments is as follows:

Unit : Million Baht

	CONSOLIDATED			
	2003		2002	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market items	72,263.1	72,263.1	60,821.7	60,821.7
Securities purchased under resale agreements	42,100.0	42,100.0	13,450.0	13,450.0
Investment in securities	143,948.1	143,946.5	143,443.8	145,642.6
Loans and accrued interest receivables	439,372.2	444,163.6	409,158.1	412,121.6
Financial Liabilities				
Deposits and interbank and money market items	623,389.5	623,658.6	583,293.8	583,556.1
Liabilities payable on demand	3,776.7	3,776.7	3,002.9	3,002.9
Securities sold under repurchase agreements	10.0	10.0	40.0	40.0
Borrowings	24,434.7	25,328.1	25,837.1	25,927.0
Interest payable on deposits	1,586.4	1,586.4	2,539.6	2,539.6

Unit : Million Baht

	BANK			
	2003		2002	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market items	68,677.5	68,677.5	57,278.5	57,278.5
Securities purchased under resale agreements	42,100.0	42,100.0	13,450.0	13,450.0
Investment in securities	147,599.7	147,587.6	146,621.2	148,788.6
Loans and accrued interest receivables	436,003.1	440,795.1	407,792.6	410,755.7
Financial Liabilities				
Deposits and interbank and money market items	617,982.9	618,252.1	577,700.2	577,960.7
Liabilities payable on demand	3,771.8	3,771.8	3,001.6	3,001.6
Borrowings	24,043.2	24,848.8	25,442.4	25,412.3
Interest payable on deposits	1,586.2	1,586.2	2,539.4	2,539.4

The following methods and assumptions were used by the Bank in estimating market values of financial instruments as disclosed herein:

Cash:	The carrying amounts approximate fair value.
Interbank and money market items - assets:	Fair value calculated based on present value of estimated cash flows, using the current interest rate in the money market.
Securities purchased under resale agreements:	The carrying values of securities purchased under resale agreements approximate fair value.
Investment in securities:	Fair values for securities are based on estimated market prices as described in Note 3.2.
Loans receivable and accrued interest receivable:	For variable-rate loans that are repriced frequently and have no significant change in credit risk, fair values are based on carrying values.
	Fair values of other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality or underlying collateral values, where applicable.
	The carrying amount of accrued interest receivable approximates fair value.
Deposit and interbank and money market items - liabilities:	The fair values disclosed for deposits which are payable on demand by the depositor, are equal to the carrying values of such deposits.
	Fair values for fixed-deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits.
	The carrying amount of interbank and money market items approximates their fair value at the reporting date.
Liabilities payable on demand:	The carrying amount of liabilities payable on demand approximates fair value.
Securities sold under repurchase agreements:	The carrying value of securities sold under repurchase agreements approximates fair value.
Borrowings:	The carrying amounts of short-term borrowings maturing within 90 days approximate their fair values.
	Fair values of other borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
Interest payable:	The carrying amounts of interest payable approximate their fair values.
Off-balance-sheet instruments:	Fair values for off-balance-sheet instruments are based on the difference between contract rate and spot rate at period end as adjusted with risk premium of the remaining terms of the agreements.

o be the Bank of Choice

For Customers, Shareholders, and Employees



Major Shareholders

As of March 21, 2003

Unit : Shares

No.	Shareholders	Number of Ordinary Shares	Number of Preferred Shares	Number of Total Shares	Percentage of Total
1	The Ministry of Finance	15,214,380	1,199,691,967	1,214,906,347	38.8
2	Bureau of the Crown Property and Group	176,588,085	186,000,992	362,589,077	11.6
3	UFJ Bank Limited	77,274,345	193,019,800	270,294,145	8.6
4	Thailand Securities Depository Company Limited for Depositors	41,041,552	115,679,276	156,720,828	5.0
5	State Street Bank and Trust Company	92,768,248	6,123,553	98,891,801	3.1
6	HSBC (Singapore) Nomiees Pte Limited	56,085,449	8,352,744	64,438,193	2.1
7	The Bank of New York (Nominees) Limited	37,179,632	6,380,900	43,560,532	1.4
8	Thai NVDR Company Limited	40,105,541	374,333	40,479,874	1.3
9	Chase Nominees Limited 1	35,509,586	1,785,300	37,294,886	1.2
10	Chase Nominees Limited 30	-	36,153,100	36,153,100	1.1
11	Others	635,869,426	171,243,172	807,112,598	25.8
	Total Issued Share Capital	**1,207,636,244**	**1,924,805,137**	**3,132,441,381**	**100.0**
	Thai Shareholders	450,815,997	1,246,675,988	1,697,491,985	54.2
	Foreign Shareholders	756,820,247	678,129,149	1,434,949,396	45.8

Type and Amount of SCB's Share

As of December 31, 2003, the Bank's total issued and paid-up share capital in Financial Statements was as follows.

- Total number of shares	3,163,053,693 shares,	value per share	10.00 Baht,	total value	31,630,536,930 Baht
- Preferred shares	1,777,626,432 shares,	value per share	10.00 Baht,	total value	17,776,264,320 Baht
- Ordinary shares	1,385,427,261 shares,	value per share	10.00 Baht,	total value	13,854,272,610 Baht

The figures reported above exclude 13,853,057 preferred shares converted into ordinary shares and 113,372 warrants exercised into preferred shares in December 2003. The Bank's total issued and paid-up share capital, registered with the Ministry of Commerce as of January 12, 2004, was Baht 31,631,670,650.

Investments as at December 31, 2003

Companies in which the Bank holds 10% or more of the paid-up capital, in accordance with the Securities and Exchange Act are as follows:

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
1	**Chatuchak Asset Management Co., Ltd.** SCB Park Plaza Head Office Bldg., 8th Floor, Zone B 9 Rutchadaphisek Rd., Ladyao Jatujak, BKK.10900 Thailand Tel : 0-2544-2460	Asset Management	Ordinary	1,000,000,000.00	100,000,000	100,000,000	100.00%	6,000,000,000.00
2	**The Cambodian Commercial Bank Co., Ltd.** 26 Monivong Road, Sangkat Phsar Tmei 1, Khan Donpenh, Phnom penh, Kingdom of Cambodia Tel : 001-855-23-426-145, 426-208, 213-601-2 Telefax : 001-855-23-426-116	Banking	Ordinary	USD13,000,000.00	130,000	130,000	100.00%	634,316,884.80
3	**SCB Business Service Co., Ltd.** SCB (Chidlom Bldg. 2), 7th-10th Floor, 1060 Petchaburi New Rd., BKK. 10400 Thailand Tel : 0-2256-2760 Fax : 0-2250-1115	Services	Ordinary	40,000,000.00	10,000,000	10,000,000	100.00%	56,488,300.00
4	**SCB Resolution Corporation Ltd.** SCB Park Plaza Head Office Bldg., 9 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2544-2471	Real Estate Management	Ordinary	20,000,000.00	2,000,000	2,000,000	100.00%	20,000,000.00
5	**SCB Training Center Co., Ltd.** SCB Park Plaza Head Office Bldg., 9 Rutchadaphisek Rd., Ladyao Jatujak, BKK.10900 Thailand Tel : 0-2544-1701-2 Fax : 0-2937-7565	Services	Ordinary	460,000,000.00	4,600,000	4,600,000	100.00%	346,909,000.00
6	**Mahisorn Co., Ltd.** SCB Park Plaza Bldg., 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5400	Real Estate	Ordinary	3,491,430,000.00	34,914,300	34,914,296	100.00%	2,141,564,999.96
7	**Oreo Realty Inc.** (2) One Exchange Plaza, 8th Floor, New York, N.Y. 10006 U.S.A. Tel : 001-1 (212) 344-4101, 208-9301 Telefax : 001-1 (212) 747-0106	Real Estate	Ordinary	USD10.00	100	100	100.00%	1.00
8	**SCB Asset Management Co., Ltd.** Sindhorn Bldg., Tower 3, 23th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Thailand Tel : 0-2263-2800 Fax : 0-2263-4004	Asset	Ordinary	100,000,000.00	20,000,000	20,000,000	100.00%	174,765,326.80
9	**SCB Securities Co., Ltd.** Sindhorn Bldg., Tower 3, 25th-26th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan BKK. 10330 Thailand Tel : 0-2263-3500, 0-2263-3555 Fax : 0-2263-3811	Securities	Ordinary	1,530,000,000.00	153,000,000	152,999,966	99.99%	1,637,396,270.00
10	**Siam Pitiwat Co., Ltd.** 569 Ramkumhang 39, Wangthonglang, Bangkapi, BKK. 10310 Thailand Tel : 0-2530-7500	Services	Ordinary	10,000,000.00	1,000,000	999,972	99.99%	9,999,720.00
11	**Astrakhan Investment Ltd.** (1) Suit 1609, Jardine House, 1 Connaught Place,Central Hong Kong Tel (852)2524-4085 Fax(852) 2845-0293	Holding	Ordinary	HKD100,000.00	100,000	99,990	99.99%	1,542,645.72
12	**Thai International Properties Development Co., Ltd.** (5) SCB Park Plaza Bldg., 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5400	Real Estate	Ordinary	1,000,000.00	10,000	9,998	99.98%	1.00
13	**SG Land Co., Ltd.** (3) M Floor SG Tower Bldg. Soi Mahatleklaung Rachdamri Rd. Bangkok Tel : 0-2651-8855	Real Estate	Ordinary	100,450,000.00	20,090,000	20,045,899	99.78%	88,740,498.68
14	**The Book Club Finance PCL.** SCB (Chidlom Bldg. 2), 3th-6th Floor, 1060 Petchaburi New Rd., BKK. 10400 Thailand Tel : 0-2251-5555, 0-2255-8999 Fax : 0-2255-1666	Finance	Ordinary Preferred Total	916,468,820.00 500,000,000.00 1,416,468,820.00	183,293,764 100,000,000 283,293,764	154,498,108 100,000,000 254,498,108	54.54% 35.30% 89.84%	1,544,981,080.00 1,000,000,000.00 2,544,981,080.00
15	**Supapirom Co., Ltd.** (5) SCB Park Plaza Head Office Bldg., 9 Rutchadaphisek Rd., Ladyao, Jatujak, BKK. 10900 Thailand Tel : 0-2544-5778 Fax : 0-2544-5779	Food Center	Ordinary	37,187,400.00	371,874	317,186	85.29%	5,124,117.00
16	**Mahachai Land Development Co., Ltd.** (3) 109 Moo 8 Bangna-Trad Rd., KM 2-5 Bangna Bangkok 10260 Tel. 0-2398-0027 โทรสาร 0-2399-2446	Real Estate	Ordinary	14,531,200.00	145,312	118,224	81.36%	11,822,400.00
17	**Bangkok Crystal Co., Ltd.** (3) 80/267 Moo 6 Rama 2 Rd. Bang Khun Tien Bangkok 10150 Thailand Tel : 0-2416-1737-9 Fax. 0-2416-1747	Industry	Ordinary	500,009,380.00	50,000,938	38,074,987	76.15%	2.00

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
18	**SICCO Securities PCL.** Sindhorn Bldg., Tower 2, 1-2, 6th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan BKK. 10330 Thailand Tel : 0-2627-3100, 0-2263-3051 Fax : 0-2263-2604	Securities	Ordinary	315,000,000.00	63,000,000	45,145,786	71.66%	277,276,683.00
19	**Samaggi Insurance PCL.** Samaggi Insurance Bldg., 12th Floor, North Park, 2/4 Viphavadee Rungsit Rd., Donmuang BKK. 10210 Thailand Tel : 0-2955-0100-29 Fax : 0-2955-0150-1	Insurance	Ordinary Warrant	298,595,040.00 30,000,000.00	59,719,008 30,000,000	35,105,200 17,552,600	58.78% 58.51%	454,562,600.00 -
20	**Sub Sri Thai Warehouse PCL.** 2044/25-27 Petchaburi New Rd., BKK. 10320 Thailand Tel : 0-2314-0412, 0-2314-3132, 0-2318-3491-2 Fax : 0-2318-3490	Warehousing & Silo	Ordinary	121,000,000.00	12,100,000	7,052,995	58.29%	146,873,713.80
21	**Siam Press Management Co., Ltd.** 545 Soi Ramkhumhang 39, Ramkhumhang Rd., Bangkapi, BKK. 10310 Thailand Tel : 0-2318-6463-5 Fax : 0-2319-6333	Printing	Ordinary	60,000,000.00	6,000,000	3,000,003	50.00%	35,469,401.49
22	**Hunter Asset Management Co., Ltd.** Sindhorn Bldg., Tower 3, 29thFloor, 130-132 Wireless Rd., Lumpinee Pathumwan BKK. 10330 Thailand	Asset Management	Ordinary	20,000,000.00	2,000,000	1,000,000	50.00%	10,000,000.00
23	**Siam Niti Law Office Co., Ltd.** SCB Park Plaza Bldg., Tower 1 West, 12th Floor, 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5000 Fax : 0-2937-5001	Consultant	Ordinary	16,000,000.00	160,000	78,394	48.99%	8,088,976.00
24	**Nobleclear Holdings (BVI) Ltd.** (1) 50/670 Sukhumvit Rd., 105 (LaSall), Bangna, BKK. 10260 Thailand Tel : 0-2398-0158 Fax : 0-2398-9860	Holding	Ordinary	EUR 3,067,751.00	3,067,751	1,440,002	46.94%	1.00
25	**The Siam Industrial Credit PCL.** Sindhorn Bldg., Tower 2, 3-5th Floor, 130-132 Wireless Rd., Lumpinee, Pathumwan, BKK. 10330 Thailand Tel : 0-2263-2100, 0-2650-9990 Fax : 0-2263-2044-6	Finance	Ordinary Warrant-3	2,775,176,995.00 48,492,551.00	555,035,399 48,492,551	230,883,188 23,116,624	41.60% 47.67%	1,249,948,648.00 -
26	**Christiani & Nielsen (Thai) PCL.** 50/670 Sukhumvit Rd., 105 (LaSall), Bangna, BKK. 10260 Thailand Tel : 0-2398-0158 Fax : 0-2398-9860	Construction	Ordinary	312,015,580.00	31,201,558,000	13,184,045,615	42.25%	290,327,401.80
27	**Sri U-Thong Co., Ltd.** (3) 388 12th Floor SP Bldg. Paholyothin Rd. Sarmsean, Phayathai Bangkok Tel : 0-2273-0032	Construction	Ordinary	1,084,356,090.00	108,435,609	45,630,963	42.08%	1.00
28	**SCB Leasing PCL.** Sindhorn Bldg.Tower3 27th Floor 130-132 Wireless Rd. Lumpinee Pathumwan Bangkok 10330 Thailand Tel : 0-2263-2990 Fax : 0-2263-2991	Leasing	Ordinary	105,769,140.00	10,579,914	4,305,358	40.71%	40,867,610.00
29	**TSS Real Estate Co., Ltd.** (1) 420 Petchaburi New Rd., BKK. Thailand	Real Estate	Ordinary	503,150,000.00	7,100,000	2,840,000	40.00%	2.00
30	**Siam Media and Communication Co., Ltd.** (5) SCB Park Plaza Bldg., Tower 2 West, 17-22th Floor, 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071 Fax : 0-2937-5077	Holding	Ordinary	700,000,000.00	7,000,000	2,333,800	33.34%	1.00
31	**The VinaSiam Bank Co., Ltd.** No. 2 Pho Duc Chinh Street, District 1, Hochiminh City, The Socialist Republic of Vietnam Tel : 001-84-8-821-0557, 821-0630, 821-0536 Telefax : 001-84-8-821-0585	Banking	Ordinary	USD15,000,000.00	150,000	49,500	33.00%	159,235,475.74
32	**Thai Baroda Industries Co., Ltd.** (3) 3 Map Ta Phut Industrial Estate, I-1 Rd., Rayong 21150 Thailand (P.O. BOX 61) Tel : 0-3868-3102-3, 0-3868-3600-6 Fax : 0-3863-8101	Vehicles & Parts	Ordinary	905,000,000.00	9,050,000	2,831,140	31.28%	266,898,260.88
33	**Siam Children Care Co., Ltd.** (5) (Being in process of dissolution)	Nursery	Ordinary	5,000,000.00	500,000	150,000	30.00%	1.00
34	**Siam Cosmos Service Co., Ltd.** Maneeya Center Bldg., 14th Floor, 518/5 Ploenchit Rd., BKK. 10330 Thailand Tel : 0-2652-580-2 Fax : 0-2652-0617	Consultant	Ordinary	6,000,000.00	60,000	17,500	29.17%	4,052,630.00
35	**Siam Commercial New York Life Insurance PCL.** SCB (Chidlom Bldg. 1), 4th-10th Floor, 1060 Petchaburi New Rd., BKK. 10400 Thailand Tel : 0-2256-1999 Fax : 0-2253-5200	Insurance	Ordinary	500,000,000.00	50,000,000	12,500,000	25.00%	133,216,995.72
36	**WTA(Thailand) Co.,Ltd.** (3) 313 C.P. Tower Silom Rd., Bangrak Bangkok 10500 Thailand. Tel : 0-2699-1609 Fax : 0-2643-1881	Holding	Ordinary	25,000.00	1,000	250	25.00%	1.00
37	**Nava 84 Co.,Ltd.** (3) 313 C.P. Tower Silom Rd., Bangrak Bangkok10500 Thailand. Tel : 0-2638-2781 Fax : 0-2631-0969	Holding	Ordinary	1,203,000,000.00	150,000,000	37,499,998	25.00%	137,442,740.86

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
38	**Saturn Inc.** The Bank of Nova Scotia Building P.O. Box 884 Grand Cayman Cayman Islands BWI.	Holding	Ordinary	USD20,018,900.00	40,037,800	10,000,000	24.98%	1,551,488.44
39	**Saturn Management Ltd.**[1] 21st Floor, Tower2 West, SCB Park Plaza Bldg., 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071-2 Fax : 0-2934-5077	Consultant	Ordinary	500,000.00	5,000	1,136	22.72%	255,364.62
40	**Siam Panich Leasing PCL.** 32/24-26, 53 Soi Sukhumvit 21 (Asoke), Sukhumvit Rd., BKK. 10110 Thailand Tel : 0-2260-1200, 0-2661-7020 Fax : 0-2260-1209	Leasing	Ordinary Warrant	1,992,308,970.00 63,961,415.00	199,230,897 63,961,415	44,587,471 15,549,090	22.38% 24.31%	1,103,884,091.53 41,783,704.02
41	**CBNP (Thailand) Co., Ltd.** [3] 989 21st Floor Siam Tower Bldg. Rama 1 Rd. Pathumwan Rd. Bangkok Thailand.	Consultant	Ordinary	100,000.00	1,000	208	20.80%	20,800.00
42	**Donmuang International Airport Hotel Co., Ltd.** Amari Airport Hotel 333 Cherd Wudthakas Rd., Don Muang, BKK. 10210 Thailand Tel : 0-2566-1020 Fax : 0-2566-1941	Hotel	Ordinary	120,000,000.00	1,200,000	204,000	17.00%	85,723,320.00
43	**Fuel Pipeline Transportion Co., Ltd.** 424 Moo 8, Viphavadee Rungsit Rd., Donmuang, BKK. 10210 Thailand Tel : 0-2574-6180-3 Fax : 0-2929-5735	Services	Preferred	1,592,000,000.00	15,920,000	2,666,176	16.75%	266,617,600.00
44	**The Dheves Insurance PCL.** 99 Dheves Bldg., Ratchadamnernklang Rd., BKK. 10200 Thailand Tel : 0-2280-0985-96 Fax : 0-2280-0399	Insurance	Ordinary	120,000,000.00	12,000,000	1,895,680	15.80%	127,744,160.00
45	**Sonoco Asia Corporation (Thailand) Ltd.** 95 Moo 13 Paholyothin Rd., Kloungnoung KloungLuang, Pathumthanee Thailand Tel : 0-2529-4091, 0-2529-1240 Fax : 0-2529-4090	Industry	Ordinary	185,000,000.00	300,000	45,000	15.00%	23,730,750.00
46	**SCB Holding Co., Ltd.** Sindhorn Bldg., Tower 3, 16th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Thailand Tel : 0-2263-2600 Fax : 0-2263-2599	Holding	Ordinary	30,000,000.00	300,000	45,000	15.00%	5,513,400.00
47	**Thai Cane Paper PCL.** 222 Moo 1 Sarngchuto Rd., Wangkhanai, Thamuang Kanchanaburi 71110 Thailand Tel. 034-611-959 Fax. 034-611956	Industry	Warrant	7,336,647.00	7,336,647	1,093,599	14.91%	2.00
48	**ITV PCL.** Shinawatra Tower 3 1010 Vibhavadirangsit Rd. Chatuchak. Bangkok 10900 Thailand Tel: 02-791-1000 Fax: 0-2791-1010	Entertainment	Ordinary	6,000,000,000.00	1,200,000,000	174,894,754	14.58%	796,094,478.46
49	**BNH Medical Centre Co., Ltd.** 9 Convent Rd., Silom BKK. 10500 Thailand Tel : 02-632-0550	Pharmaceutical	Ordinary	586,119,350.00	58,611,935	7,620,307	13.00%	63,703,070.00
50	**Thai Obayasi Corporation Co., Ltd.** Nantawan Bldg., 16th Floor, 161 Rajdamri Rd., BKK.10330 Thailand Tel : 0-2252-5200	Construction	Ordinary	10,000,000.00	20,000	2,500	12.50%	77,191,450.00
51	**Puen Pob Paet Co., Ltd.** 444 11st Floor, MBK Tower, Phayathai Rd., Pathumwan, BKK. 10330 Thailand Tel : 0-2217-9836-7 Fax : 0-2217-8333	Clinic	Ordinary	1,000,000.00	100,000	11,289	11.29%	232,884.07
52	**Thai U.S. Leather Co., Ltd.** 39/98 Moo 2, Bangkrajao, Muang Samuthsakhon, Samuthsakhon 74000 Thailand Tel : 0-3449-0082-7	Industry	Ordinary	193,750,000.00	25,000,000	2,500,000	10.00%	19,375,000.00
53	**Narathiwat Thani Co., Ltd.** 946 Rama IV Rd., Silom BKK. 10500 Thailand Tel : 0-2636-3600 Fax : 0-2636-3545	Hotel	Ordinary	180,000,000.00	18,000,000	1,800,000	10.00%	17,889,480.00
54	**Sea Minerals Co., Ltd.** Sinothai Tower, R Floor, 32/33 Shino-Thai Tower 2 th Floor, Sukhumvit 21 Rd., Wattana BKK. Thailand Tel : 0-2260-2808	Mining	Ordinary	72,000,000.00	720,000	72,000	10.00%	6,321,600.00
55	**Navuti Co., Ltd.** Rajanakarn Bldg., 16th Floor, 183 South Sathorn Rd., Yannawa, Sathorn, BKK. 10120 Thailand Tel : 0-2676-6081-4 Fax : 0-2676-6080	Agribusiness	Ordinary	60,000,000.00	600,000	60,000	10.00%	6,000,000.00

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
56	**Angthong Sugar Terminal Ltd.** Monririn Bldg., 60/1 Paholyothin 8 (Soi Sailom), Phayathai, BKK. 10400 Thailand Tel : 0-2270-1520-2	Warehouse	Ordinary	50,000,000.00	500,000	50,000	10.00%	5,000,000.00
57	**Fortis Co., Ltd.** 3 Moo 7, Kingkaew-Ladkrabang Rd., Rajatheva Bangplee, Samutprakarn 10540 Thailand Tel : 0-2326-6420-3 Fax : 0-2326-6425	Commerce	Ordinary	40,000,000.00	400,000	40,000	10.00%	4,000,000.00
58	**Siam Technology Service Co., Ltd.** (1) SCB Park Plaza Bldg., Tower 1 west, 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071, 0-2937-5077 Fax : 0-2937-5077	Consultant	Ordinary	30,000,000.00	3,000,000	300,000	10.00%	1.00
59	**Dhanamit Factoring Co., Ltd.** Olympia Thai Tower, 6th Floor, 444 Rutchadapisek Rd., Samsennok, Huay Khwag, BKK. 10320 Thailand Tel : 0-2512-1818 Fax : 0-2513-4741	Factoring	Ordinary	80,000,000.00	8,000,000	800,000	10.00%	8,000,000.00
60	**Siam Commercial Development Co., Ltd.** (1) SCB Park Plaza Bldg., 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand	Holding	Ordinary	15,000,000.00	250,000	25,000	10.00%	1,500,000.00
61	**Suthakarn Co., Ltd.** (2) SCB Park Plaza Bldg., 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand	Holding	Ordinary	25,000.00	1,000	100	10.00%	2,500.00
62	**Siam Cement Myanmar Trading Ltd.** 291 (B) Shwedagon Pagoda Rd. Dagon Township, Yangon, Myanmar Tel : 95-1-246-134	Industry	Ordinary	1,320,000.00	220	22	10.00%	559,281.05
63	**Premas (Thailand) Co.,Ltd.** SCB Park Plaza Bldg., 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5400 Fax : 0-2937-5438	Property Management	Ordinary	12,500,000.00	250,000	25,000	10.00%	1,250,000.00
64	**Na Na Chart Traders Consolidation Co., Ltd.** 3 rd Floor, Ruam Danu Thai Bldg., Soi Lang Suan, Ploenchit Rd., Lumpinee Pathumwan BKK. 10330 Thailand	Import-Export	Ordinary	200,000,000.00	20,000	2,000	10.00%	20,000,000.00
								19,571,856,816.44

Remarks : (1) Discontinued operations and being in process of dissolution.

(2) Dissolution and being in process of liquidation.

(3) Companies' financial statements were not consolidated with the Bank's financial statements.

(4) Discontinued operations and being in process of dissolution and companies' financial statements were not consolidated with the Bank's financial statements.

(5) Dissolution and being in process of liquidation and companies financial statements were not consolidated with the Bank's financial statements.

List of Executives (Senior Vice President Up)

As of December 31, 2003

President & Chief Executive Officer

Khunying Jada Wattanasiritham

Advisor to Strategy and Review Committee

Mr. Wirutt Rattanaporn

Corporate Relationship Group

Group Head

Mr. Sirichai Sombutsiri, EVP

Corporate Division 1

Division Head

Mr. Saruntharn Chutima, EVP

Mr. Seksom Intralawan, SVP

Ms. Kluaymai Devahastin Na Ayudhya, SVP

Mr. Sommai Ungsrithong, SVP

Corporate Division 2

Mr. Grish Attagrish, SVP

Mr. Thongchai Na Nakorn, SVP

Mr. Tada Potiwihok, SVP

SME Division

Division Head

Mrs. Paspun Suwanchinda, EVP

Mr. Nibondh Namdhavaj, SVP

Mr. Kraisee Patrawart, SVP

Mrs. Somana Siksamat, SVP

Mr. Thanya Pacharakeratikul, SVP

Mr. Meechai Angsurat, SVP

Mr. Tawatchai Ongrosanakul, SVP

Mr. Yingsak Tantinuchawong, SVP

Mr. Nimit Savetkairop, SVP

Japanese Division

Division Head

Mr. Charlie Wannawasu, EVP

Mr. Junichiro Watanabe, SVP

Financial and Institutional Division

Division Head

Mrs. Maleeratna Plumchitchom, EVP

Mr. Silpajai Kharuharatana, SVP

Mr. Nattapong Samit-Ampaipisarn, SVP

Corporate Banking Group

Group Head

Mr. Chatchaval Bhanalaph, SEVP

Business Products Division

Division Head

Mr. Somchai Sanyalaksiri, EVP

Mr. Tanakom Buspavanich, SVP

Business Operations Division

Mr. Songsak Wairatpanij, SVP

Ms. Ariya Nilprasit, SVP

Business Cash Management Group

Group Head

Mr. Charamporn Jotikasthira, EVP

Mr. Voravit Apisitipich, SVP

Mrs. Namthip Potisat, SVP

Retail Banking Group

Group Head

Mrs. Kannikar Chalitaporn, SEVP

Products Division

Division Head

Mrs. Chantima Chaturaphat, EVP

Mr. Karoon Lao-Haratanun, SVP

Marketing Division

Mrs. Kannikar Chalitaporn, SEVP (Acting)

Mr. Somkiat Kuvichitsuwan, SVP

Sales and Service Division

Division Head

Mr. Na Bhengbhasang Krishnamra, EVP

Mr. Kosint Thitapas, SVP

Mr. Athichart Mukdaprakorn, SVP

Ms. Saowaros Siriwan, SVP

Ms. Duangkamon Chaiyaphuntu, SVP

Mr. Chainarong Sombatsiri, SVP

Mrs. Saitantip Sadubbundit, SVP

Mrs. Anchalipan Amornvivat, SVP

Mr. Preecha Praechinavong, SVP

Mr. Supote Suvanphun, SVP

Mr. Pisanu Liddelow, SVP

Mr. Supoj Ruchinaronk, SVP

Retail Credit Division
Mr. Meechai Kongsangchai, SVP
Mr. Somphob Chaiprapar, SVP

Operations Division
Division Head
Mr. Karl F. Baim, EVP

Mr. Mana Varapukde, SVP
Mr. Sinchai Chaisiripoomkere, SVP

Business Support Division
Mr. Ar-kom Sireratanarungsi, SVP
Mrs. Namtip Gajanandana, SVP

Special Assets Group
Group Head
Mr. Permpoon Krairiksh, EVP

Mr. Chiravuthi Bunyasiri, SVP
Mr. Chalit Satidthong, SVP
Mr. Thanawat Natipodhi, SVP
Mr. Sakesom Srirungruangdeja, SVP

SME Division
Mr. Varin Chalanuchpong, SVP
Mr. Manus Kapayasri, SVP
Mr. Suwit Tansayanond, SVP

Treasury Group
Mr. Pakorn Peetathawatchai, SVP
Mr. Aphisak Kiewkarnkha, SVP

Risk Management Group
Chief Risk Officer
Mr. Yokporn Tantisawetrat, EVP

Credit Risk Division
Mrs. Sutharntip Phisitbuntoon, SVP
Mr. Amorn Vacharakorn, SVP
Mrs. Duangmarn Chuchinda, SVP
Mrs. Sutida Wongthaweepipat, SVP

Marketing Risk Management Division
Mr. Poonpat Sripleng, SVP

Operational Risk Management Division

Information Technology Group
Group Head
Mr. Deepak Sarup, SEVP (Acting)

IT Planning & Management Division
Mr. Amarit Laorakpong, SVP (Acting)

IT Solution 1 Division
Ms. Siripen Olankijcharoen, SVP

IT Solution 2 Division
Mr. Samphan Tirawat, SVP

IT Operations Division

Data Management Division
Mr. Pol Narongdej, SVP

Human Resources Group
Chief HR Officer
Mr. Wuchien Michael Than, SEVP

HR Administration Division
Ms. Cherdsiri Sukserm, SVP

Training Division
Mrs. Arunee Jittanon, SVP

Staffing & Development Division
Mr. Wuchien Michael Than, SEVP (Acting)

HR Client Service Division
Mr. Kongpob Watanasin, SVP

Finance Group
Financial Reporting & Controls Division
Mr. Krieng Wongnongtaey, SVP

Management Reporting & Financial Planning Division
Mrs. Ongorn Abhakorn Na Ayudhya, SVP

Balance Sheet Monitoring Division
Mrs. Ongorn Abhakorn Na Ayudhya, SVP (Acting)

Investor Relations Division
Mrs. Siribunchong Uthayophas, SVP (Acting)

Audit Group
Chief Audit Executive
Mrs. Kannika Ngamsopee, EVP

Mr. Yothin Pibulkasetkij, SVP
Mr. Senee Vacharasiritham, SVP

Change Program
Mr. Deepak Sarup, SEVP

Mrs. Ongorn Abhakorn Na Ayudhya, SVP (Acting)
Mr. Thongchai Pingkarawat, SVP
Mr. Amarit Laorakpong, SVP

Board Secretariat & Shareholder Service Office
Mrs. Siribunchong Uthayophas, SVP

Equity Investment Division
Mr. Veerathai Santiprabhob, SVP

Central Administration Division
Mr. Saroch Indragajita, SVP

Banking Network

As of December 31, 2003

Areas	16	Offices
Branch, all nationwide	501	Branches
Bangkok	157	Branches
Vicinity	50	Branches
Upcountry	294	Branches
Overseas Branch	3	Branches
Business Relationship Center	40	Centers
Special Assets Center	43	Centers
International Trade Service Center	28	Centers
Foreign Exchange Center	79	Centers
Bangkok	39	Centers
Tourist spots, Upcountry	40	Centers
ATM	1,317	Machines
SCB Easy Call Center	**Call 0-2777-7777**	

Bangkok Areas and Upcountry Areas

		Telephone	Fax
Area Chidlom	Ratchatawee, Bangkok	0-2256-1226-32	0-2256-2748
Area Wisut Kasat	Phra Nakhon, Bangkok	0-2629-0631-5	0-2629-0630
Area Pracha Chun	Bang Su, Bangkok	0-2913-6034-7	0-2913-6159
Area Ram-Inthra	Bangkhen, Bangkok	0-2943-5070-2	0-2943-6509
Area Thepha Rak	Muang, Samut Prakan	0-2754-9946-7	0-2754-9855
Area Thanon Ratchadapisek (Thaphra)	Thon Buri, Bangkok	0-2477-1784	0-2477-1351
Area Sanam Bin num	Muang, Nonthaburi	0-2952-4174-7	0-2952-4178
Area Tha Phae	Muang, Chiang Mai	0-5381-8485	0-5381-8487
Area Nakhon Sawan	Muang, Nakhon Sawan	0-5622-9730	0-5622-1558
Area Kaeng Khoi	Kaeng Khoi, Saraburi	0-3624-4056	03624-4493
Area Thanon Pho Si	Muang, Udon Thani	0-4222-3959	0-4222-3780
Area Thanon Mittaphap	Muang, Nakhon Ratchasima	0-4425-5335	0-4425-1529
Area Chom Thian	Bang Lamung, Chon Buri	0-3823-2571-2	0-3823-1559
Area Phra Prathon	Muang, Nakhon Pathom	0-3421-2336	0-3425-1084
Area Thanon Talat Mai	Muang, Surat Thani	0-7728-1961	0-7728-1965
Area Thanon Raj Yindee	Had Yai, Songkhla	0-7434-2496-7	0-7434-2498

Nationwide Branches

Bangkok

Branch	Telephone	Fax
Ratchayothin	0-2544-3480	0-2544-3475
Chidlom	0-2256-1207	0-2256-1221
Klong Tan	0-2717-2514	0-2319-7190
Charoen Nakorn	0-2437-0025	0-2438-0564
Chaeng Watthana Soi 13	0-2573-8417	0-2574-1542
Chaloem Nakorn	0-2222-5684	0-2225-8546
Soi Chok Chai 4	0-2530-4350	0-2530-4305
Soi Chaiyot	0-2255-1130	0-2254-0658
Soi Thonglor	0-2391-7337	0-2391-1496
Soi Ari Samphan	0-2271-3491	0-2618-5249
Dao Khanong	0-2877-8362	0-2877-8367
Tri Petchr	0-2224-4632	0-2224-5289
Talad Noi	0-2237-5001	0-2235-7020
Talad Plu	0-2472-1760	0-2465-7992
Tao Pun	0-2911-5860	0-2911-5869
Thanon Chan	0-2211-1433	0-2211-9966
Thanon Cherd Wuthakat (Don Muang)	0-2565-2046	0-2565-2053
Thanon Taksin	0-2439-6487	0-2437-5413
Thanon Nuan Chan	0-2944-4833	0-2944-4840
Thanon Pracha Uthit	0-2870-9060	0-2870-9066
Thanon Pattanakarn	0-2722-3021	0-2722-3029
Thanon Petchburi	0-2215-7302	0-2215-2455
Thanon Petchburi Tat Mai	0-2319-3008	0-2319-7189
Thanon Ratchadapisek	0-2247-5335	0-2247-5334
Thanon Ratchadapisek (Tha Phra)	0-2476-1313	0-2468-8858
Thanon Ratchadapisek 2	0-2274-0724	0-2274-0761
Thanon Ratchadapisek 3 (Telecom Tower)	0-2643-0130	0-2643-0144
Thanon Ramkhamhaeng	0-2318-5615	0-2318-5089
Thanon Ramkhamhaeng (Sammakorn)	0-2744-7436	0-2729-4818
Thanon Wongwanrobnok (Bang Wak)	0-2885-8533	0-2885-8532
Thanon Witthayu	0-2650-9500	0-2255-8838
Thanon Wutthakat	0-2465-1996	0-2472-1670
Thanon Sri Nakarin (Krungthep Kritha)	0-2379-6088	0-2379-6090
Thanon Sri Nakarin (On Nuch)	0-2322-0963	0-2322-0967
Thanon Sri Nakarin (Udomsuk)	0-2361-8011	0-2398-0109
Thanon Sanphawut	0-2744-7436	0-2744-7445
Thanon Sathorn	0-2676-5522	0-2676-5533
Thanon Sirindhorn	0-2881-0680	0-2881-0689
Thanon Suksawat	0-2427-0561	0-2427-0565
Thanon Sukhaphiban1 (Tha Bang Khae)	0-2454-3654	0-2454-3863
Thanon Sukhaphiban 1 (Intrarak)	0-2519-4906	0-2948-4010
Thanon Serithai (Suan Siam)	0-2906-0450	0-2906-0834
Thanon Ekachai	0-2895-2106	0-2895-2500
Tha Phra	0-2411-0343	0-2418-2585

Branch	Telephone	Fax
Dheves	0-2282-4133	0-2282-7752
Banthadthong	0-2214-1211	0-2216-6639
Bang Krabue	0-2669-4830	0-2669-4898
Bang Kapi (Sukhumvit 45)	0-2258-0560	0-2259-2597
Bang Khen	0-2513-1034	0-2513-0258
Bang Kho Laem	0-2289-1992	0-2291-3490
Bang Khae	0-2413-2498	0-2413-3944
Bang Khlo	0-2291-1109	0-2292-1217
Bang Chak	0-2332-9701	0-2332-9706
Bang Na	0-2393-0433	0-2399-1778
Bang Na-Trad (Km. 3.5)	0-2744-0154	0-2744-3495
Bang Bon	0-2416-6173	0-2416-7968
Bang Bua	0-2561-1158	0-2579-3516
Bang Plad	0-2433-0223	0-2435-0361
Bang Po	0-2912-7092	0-2912-7095
Bang Mod	0-2415-1012	0-2415-1616
Bang Rak	0-2233-2089	0-2233-2102
Bang Lampu	0-2281-7029	0-2281-9552
Pracha Chun	0-2586-8825	0-2585-0202
Pracha Nivet 1	0-2588-2339	0-2591-3630
Pin Kiao	0-2434-5521	0-2434-5426
Rama 2 (Km. 7)	0-2416-1213	0-2416-1220
Rama 4	0-2392-3503	0-2381-4034
Rama 4 (Sirinrat Building)	0-2367-5009	0-2367-5010
Rama 9	0-2247-2772	0-2246-8500
Plubpla Chai	0-2221-2243	0-2225-8318
Phaholyothin	0-2271-0371	0-2271-0375
Petchkasem Soi 29	0-2457-9281	0-2458-0413
Petchkasem Soi 114	0-2810-7054	0-2810-7063
Ploenchitr	0-2255-6805	0-2255-6809
Minburi	0-2918-5407	0-2918-5406
Bang Khunnon Sub branch	0-2433-4010	0-2433-5760
Big C Rajadamri Sub branch	0-2250-4733-6	0-2250-4737
Central Lad Prao Sub branch	0-2541-1237-8	0-2512-4664
Central Phraram 2 Sub branch	0-2872-4030-3	0-2872-4034
Central Phraram 3 Sub branch	0-2673-5760-2	0-2673-5763
Charansanitwong 13 Sub branch	0-2410-2772	0-2410-2866
Charansanitwong 48 Sub branch	0-2883-0401	0-2883-0404
Charoenkrung Soi 107 Sub branch	0-2688-5371	0-2688-5376
Charoenkrung Soi 72 Sub branch	0-2688-1255	0-2688-1260
Dhurakijbandit University Sub branch	0-2591-2967	0-2591-2737
Kasetsart University Sub branch	0-2561-3495	0-2561-3497
King Mongkut's Institute of Technology Sub branch	0-2326-4385	0-2326-4384
Klong Chan Sub branch	0-2377-1396	0-2377-1395
Paholyothin Soi 52 Sub branch	0-2972-1146	0-2972-1150
Petchkasem Soi 18 Sub branch	0-2457-9591	0-2457-4367
Petchkasem Soi 69 Sub branch	0-2421-4150	0-2421-4130
Rajabhat Institute Suan Sunundha Sub branch	0-2244-8072	0-2244-8095
Ramkhamhang 2 Sub branch	0-2728-4455	0-2720-9531
Samsen Sub branch	0-2241-0156	0-2241-4139

	Telephone	Fax
See Kak Sao Chincha Sub branch	0-2622-2235	0-2622-2238
Soi Mooban Senanivet Sub branch	0-2570-0501	0-2570-1665
Soi Moobansethakij Sub branch	0-2444-3096	0-2444-3100
Soi Pracha Songkhrorh 30 Sub branch	0-2692-5116	0-2692-5120
Soi Ramkhamhaeng 24 Sub branch	0-2319-6012	0-2319-6789
Soi St. Louis 3 Sub branch	0-2211-1359	0-2213-2315
Suan Chitrada Sub branch	0-2281-3489	0-2281-7081
Suanlum Night Bazaar Sub branch	0-2250-0900	0-2250-0904
Sukhumvit Soi 101/1 Sub branch	0-2747-7721	0-2747-7764
Sukhumvit Soi 103 Sub branch	0-2747-3207	0-2747-3206
Sukhumvit Soi 3/1 Sub branch	0-2255-4819	0-2253-4159
Tha Phra Chan Sub branch	0-2226-3594	0-2222-1062
Thanon Dindaeng Sub branch	0-2640-5583	0-2640-5587
Thanon Issaraphap Sub branch	0-2472-7676	0-2472-7681
Thanon Pracharaj Sai 1 (Bang Po) Sub branch	0-2912-8002	0-2912-8006
Thanon Rattanakosinsompote (Bann Mak Mai) Sub branch	0-2533-3251	0-2533-3367
Thanon Srinakarin (Seacon Square) Sub branch	0-2721-9207	0-2721-9209
Thanon Vibhavadeerangsit (Don Muang) Sub branch	0-2533-4211	0-2533-4073
Thanon Witthayu (All Seasons Place) Sub branch	0-2654-0417	0-2654-0420
The Customs Department Sub branch	0-2240-0916	0-2240-0918
The Grand Palace Sub branch	0-2225-4464	0-2225-9709
The Mall Bangkae Sub branch	0-2454-9609	0-2454-9602
The Mall Bangkapi Sub branch	0-2377-9054	0-2377-8180
Watcharaphol Sub branch	0-2509-1949	0-2509-1998
Wiphawadi Rangsit (Chakrapong Phuvanarth) Sub branch	0-2275-7213	0-2275-7215
Wongwien 22 Karakada Sub branch	0-2221-0942	0-2221-6590
Yaowarat	0-2224-2188	0-2226-1944
Ratchadamnoenklang	0-2281-5905	0-2282-0642
Rajwong	0-2221-8297	0-2222-9432
Rajwatr	0-2243-6846	0-2243-6555
Ram Intra	0-2509-2889	0-2519-4844
Ram Intra Km.10	0-2918-0838	0-2918-0845
Ramathibadi	0-2644-7400	0-2245-5765
Ratchawithi Hospital	0-2245-5533	0-2246-3865
Ladkrabang	0-2738-0692	0-2738-0534
Ladprao Soi 10	0-2513-1507	0-2512-3093
Ladprao Soi 59	0-2933-1560	0-2539-3075
Ladprao Soi 111	0-2375-8083	0-2378-2230
Ladya	0-2861-5050	0-2439-1047
Lumpini	0-2251-1575	0-2254-5854
Visuthkasat	0-2282-2155	0-2282-5815
Siriraj	0-2411-4278	0-2418-2587
The Thai Red Cross Society	0-2253-8424	0-2252-7236

	Telephone	Fax
Siam Square	0-2251-4820	0-2254-1671
Saphan Kwai	0-2616-7083	0-2616-7062
Saphan Luang	0-2233-4625	0-2235-8156
Saphan Mai Don Muang	0-2551-0556	0-2551-0560
Sathupradit	0-2294-0326	0-2294-9775
Samyak Fichai	0-2418-2558	0-2418-2586
Siyak Sriwara	0-2935-6140	0-2935-6146
Silom	0-2235-6314	0-2235-6313
Sukhumvit Soi 71	0-2381-4578	0-2392-9408
Sutthisan	0-2277-1674	0-2277-4669
Surawong	0-2233-7115	0-2236-7590
Surawong 2	0-2233-3289	0-2236-1269
Laksi	0-2521-1672	0-2521-4008
Hua Med	0-2222-1118	0-2224-4641
Hua Mark	0-2375-0987	0-2377-4031
Victory Monument	0-2246-8482	0-2246-8490
Asoke	0-2661-6310	0-2259-7167
On Nuch	0-2742-2130	0-2742-2138
United Nation Building	0-2288-1312	0-2282-9032
Ekkamai	0-2381-1611	0-2391-4244

Metropolitan Area

Nonthaburi

	Telephone	Fax
The Electricity Generating Authorityof Thailand (Bang Kruai) Sub branch	0-2447-1484	0-2447-1960
The Mall Ngamwongwan Sub branch	0-2550-0916	0-2550-0918
Talad Amphoe Bang Kruai Sub branch	0-2446-7080	0-2446-7083
Ngamwongwarn	0-2589-2376	0-2591-5190
Thanon Chaengwattana	0-2573-7200	0-2982-9886
Thanon Ratanathibet	0-2921-0934	0-2921-0930
Sainoi	0-2597-1176	0-2597-1201
Nonthaburi	0-2525-1344	0-2525-0146
Bangbuathong	0-2924-3040	0-2924-3047
Bangyai	0-2595-1281	0-2595-1280
Pak Kred	0-2583-3881	0-2583-8052
Muangthong Thani	0-2960-1012	0-2960-1019
Ministry of Public Health Sub branch	0-2589-8344	0-2589-7943
Soi Wat Bua Kwan	0-2952-1101	0-2952-1106
Wat Sri Prawat	0-2903-8935	0-2903-8934
Sanambinnam	0-2588-1540	0-2591-7904
Saphan Pranangklao	0-2526-6623	0-2526-3544
Sena Salitdej	0-2525-0402	0-2525-2562

Pathumthani

	Telephone	Fax
Klong 2 (Tanyaburi)	0-2533-0267	0-2355-1645
Klong 10 (Thanyaburi)	0-2546-1305	0-2546-1304
Klong Luang	0-2516-0999	0-2516-8573
Khukot (Klong 2)	0-2995-9971	0-2995-9976
Thanon Nimitmai	0-2993-0380	0-2993-0384
Thanyaburi	0-2577-1490	0-2577-2812

	Telephone	Fax
Bangkadee	0-2963-7140	0-2501-2804
Pathumthani	0-2581-2996	0-2581-1743
Ladlumkaew Sub branch	0-2976-2556	0-2976-2558
Saphan Nonthaburi Sub branch	0-2598-2530	0-2598-2533
Nongsue Sub branch	0-2549-1037	0-2905-9065
Rangsit	0-2959-0013	0-2959-0022
Lamlukka	0-2523-9130	0-2531-5248
Samkhok	0-2593-1268	0-2593-1271
Samut Prakarn		
Thanon Kingkaew (On Nuch)	0-2738-3888	0-2326-8512
Thanon Pu Chao Samingprai	0-2384-5094	0-2384-5092
Thanon Srinakarin (Soi Lazal)	0-2748-7191	0-2748-7069
Thanon Sukhumvit	0-2384-1435	0-2384-1462
Theparak	0-2385-1004	0-2385-1258
Bangklu (Prapradaeng)	0-2817-7428	0-2817-7432
Bangna-Trad	0-2312-0210	0-2312-0214
Prapradaeng	0-2817-1451	0-2817-2993
Muangmai Bang Pli	0-2315-1019	0-2315-2228
Thanon Kuenkan Sub branch	0-2464-0770	0-2464-0774
Thanon Srisamutr Sub branch	0-2389-2772	0-2389-2777
Theparak (Bang Pli) Sub branch	0-2706-6010	0-2706-6015
Bang Pu Industrial Estate Sub branch	0-2323-4084	0-2323-4088
Bang Pu Industrial Estate 2 Sub branch	0-2324-1037	0-2324-1036
Bang Bor Sub branch	0-2338-1063	0-2338-1938
Imperial World (Samrong) Sub branch	0-2384-3682	0-2384-3681
Samut Prakarn	0-2387-1995	0-2387-1994
Samrong	0-2393-7291	0-2393-2108

Central Area

	Telephone	Fax
Chainat		
Chainart	0-5641-1914	0-5641-1913
Wat Sing	0-5646-1004	0-5646-1012
Sanpaya	0-5649-9004	0-5649-9003
Nakhon Nayok		
Nakhon Nayok	0-3731-2664	0-3731-2666
Ban Na	0-3738-1258	0-3738-2010
Ongkarak	0-3732-2458	0-3739-1133
Nakhon Pathom		
Bang Len	0-3423-4910	0-3423-4915
Kampangsan (Kasetsart University) Sub branch	0-3428-2285	0-3428-2289
Mahidol University Sub branch	0-2441-9134	0-2441-9133
Nakhon Pathom	0-3425-0818	0-3425-4135
Nakornchaisri	0-3433-1117	0-3433-1541
Omyai	0-2420-0789	0-2420-8620
Phra Prathon	0-3421-2840	0-3421-2841
Salaya	0-2441-0254	0-2441-0253
Samphran	0-3432-1938	0-3432-1981
Thanon Songpol	0-3421-9391	0-3424-2747
Ayudhaya		
Ayudhaya	0-3521-1530	0-3524-5071
Bang Pra In	0-3526-1980	0-3526-1989
Pa Chee	0-3531-1117	0-3531-1544
Pratunam Phra In	0-3521-9573	0-3536-1912
Sena	0-3521-7252	0-3521-7260
Tha Rua	0-3522-2227	0-3534-1711
Thanon Rojana	0-3521-3453	0-3522-9086
Wang Noi	0-3521-5404	0-3521-5410
Lopburi		
Khok Samrong	0-3644-1521	0-3644-1523
Tha Klong	0-3648-9003	0-3648-9102
Tha Luang	0-3649-7089	0-3664-6028
Thanon Tha Manoa (Lamnalai) Sub branch	0-3646-1333	0-3646-1400
Pattana Nikhom Sub branch	0-3643-6122	0-3663-8289
Wongwien Srakaew Sub branch	0-3642-0028	0-3642-2645
Lopburi	0-3641-2706	0-3641-2880
Lamnalai	0-3646-1748	0-3646-1749
Samut Songkram		
Samutsongkam	0-3471-1088	0-3471-5397
Samut Sakorn		
Krathumban	0-3447-1267	0-3447-1687
Om Noi	0-2420-1757	0-2420-2380
Tha Chalom	0-3442-1300	0-3442-1302
Tha Sai Sub branch	0-3482-4656	0-3482-6659
Samut Sakorn	0-3442-1300	0-3442-5371
Saraburi		
Kaeng Khoi	0-3625-1059	0-3625-1057
Phra Putthabaht	0-3632-2351	0-3632-2355
Thanon Pichai Ronnarong Songkram Sub branch	0-3631-9040	0-3631-9041
Wihandaeng Sub branch	0-3636-5718	0-3636-5721
Hin Kong Sub branch	0-3633-6040	0-3633-6045
Saraburi	0-3621-1994	0-3622-1605
Nong Khae	0-3637-2005	0-3637-1648
Singburi		
Pakbang (Promburi)	0-3653-8025	0-3659-9075
Singburi	0-3651-2083	0-3651-1408
Angthong		
Chaiyo Sub branch	0-3569-9125	0-3569-9124
Angthong	0-3561-1618	0-3561-1617

North Area

	Telephone	Fax
Kampangpetch		
kampangpetch	0-5571-1720	0-5571-1822
Thamakue (Klong Khun)	0-5578-1147	0-5572-4321
Chiang Rai		
Chiang Khong	0-5365-5688	0-5379-1481
Chiang Rai	0-5371-1901	0-5371-5094
Chiang San	0-5365-0520	0-5377-7042
Mae Sai	0-5373-2164	0-5373-2172
Ban Du Sub branch	0-5370-3163	0-5370-3168

	Telephone	Fax
Wieng Wichai Sub branch	0-5376-9090	0-5376-9089
Samliam Thongkam Sub branch	0-5378-4191	0-5378-4243
Wieng Papao	0-5378-1101	0-5378-1104
Siyak Maekorn	0-5371-1901	0-5371-5094
Chiang Mai		
Faculty of Medicine, Chiang Mai University	0-5321-2136	0-5321-7921
Jomthong	0-5334-1130	0-5334-1131
Thanon Muang Samut	0-5325-2673	0-5325-2966
Tha Phae	0-5327-6122	0-5327-2465
Thung Seiw (Sanpatong)	0-5383-4034	0-5348-1018
Pratu Changpuak	0-5321-1988	0-5322-2090
Pratu Chiang Mai	0-5327-9722	0-5327-6564
Fang	0-5345-2077	0-5345-2081
Mae Jo	0-5349-8184	0-5349-8191
Mae Wang	0-5383-0471	0-5383-0475
Thanon Chottana Sub branch	0-5321-0955	0-5321-2577
Pratu Tha Phae Sub branch	0-5328-1201	0-5328-1204
Chiang Mai University Sub branch	0-5322-0313	0-5322-0316
McCormic Hospital Sub branch	0-5330-0250	0-5330-0251
Sanpatong Sub branch	0-5382-3411	0-5382-3416
Sri Nakorn Phing	0-5323-4516	0-5323-3201
Siyak Sanambinnam Chiang Mai	0-5327-3891	0-5328-1848
Siyak Sankampang	0-5324-1404	0-5324-1407
Tak		
Tak	0-5554-1430	0-5554-1438
Mae Sod	0-5553-1212	0-5553-1860
Nakornsawan		
Kao Liew	0-5629-9005	0-5631-9256
Ta Kli	0-5626-1949	0-5626-1889
Nakornsawan	0-5622-1556	0-5622-9529
Banphot Pisai Sub branch	0-5635-0572	0-5635-0577
Saphan Dejatiwong	0-5622-4126	0-5622-4128
Nan		
Nan	0-5471-1340	0-5471-1343
Pa Yao		
Pa Yao	0-5441-1392	0-5448-1904
Pichitr		
Ta Pan Hin	0-5662-1971	0-5662-1972
Bang Mun Nak	0-5663-1677	0-5663-1679
Pichitr	0-5661-2891	0-5661-2894
Pitsanulok		
Hayak Khok Matum	0-5521-1979	0-5521-1981
Pitsanulok	0-5524-3711	0-5524-2147
Petchaboon		
Na Chaliang	0-5678-9040	0-5678-9043
Petchaboon	0-5672-1653	0-5672-1654
Sri Thep	0-5679-9253	0-5679-9468
Lom Sak	0-5670-1316	0-5670-1019
Prae		
Prae	0-5452-2783	0-5452-2782
Tung Hong Sub branch	0-5462-3710	0-5462-3789

	Telephone	Fax
Lampang		
Na Kuam	0-5431-8836	0-5432-4035
Lampang	0-5422-1975	0-5422-7243
Sob Prab	0-5429-6103	0-5429-6086
Lampoon		
Thanon Chaloenraj Sub branch	0-5353-5482	0-5353-5486
Lampoon (Pa Hew)	0-5354-1265	0-5354-1366
Northern Indusrial Estate Sub branch	0-5358-2830-1	0-5358-2832
Sukhothai		
Sawankalok	0-5564-1371	0-5564-2140
Sukhothai	0-5561-1631	0-5561-3033
Utaradit		
Utaradit	0-5541-2003	0-5541-2002
Uthaithani		
Uthaithani	0-5651-1224	0-5651-2414

Southern Area

	Telephone	Fax
Krabi		
Ao Pranang (Krabi) Sub branch	0-7569-5560	0-7569-5562
Krabi	0-7562-0621	0-7562-0625
Ko Lanta (Krabi) Sub branch	0-7668-4576	0-7668-4578
Koh Pi Pi Sub branch	0-7562-3130	0-7562-3165
Chumporn		
Chumporn	0-7750-3078	0-7750-3079
Paknam Langsuan	0-7755-1090	0-7755-1085
La Mae	0-7755-9101	0-7758-7338
Trang		
Trang	0-7521-1530	0-7521-0878
Nakorn Sri Thamaraj		
Kanom	0-7552-9045	0-7552-9041
Tanpor	0-7548-1333	0-7548-1334
Tung Song	0-7533-2704	0-7541-2847
Nakorn Sri Thamaraj	0-7534-1639	0-7534-7309
Pak Panang	0-7551-7806	0-7551-7807
Prom Khiri	0-7533-5351	0-7533-8352
Talad Hua Id Sub branch	0-7534-8008	0-7534-7357
Sichol	0-7553-6022	0-7553-6496
Siyak Hua Thanon	0-7532-4686	0-7532-4694
Narathivat		
Narathivat	0-7351-2737	0-7351-2741
Su Ngai Kolok	0-7361-4271	0-7361-4275
Pattani		
Pattani	0-7333-1880	0-7334-8722
Songkla Nakarin	0-7333-5155	0-7333-5154
Phang Nga		
Khok Kloi	0-7643-4742	0-7643-4745
Talad Yanyao	0-7642-1009	0-7642-1591
Pattalung		
Pattalung	0-7461-1069	0-7461-1073
Phuket		
Thanon Chao Fah	0-7621-2760	0-7622-0982
Patong	0-7634-0467	0-7634-2594

	Telephone	Fax
Phuket	0-7621-2254	0-7621-4341
Choeng Taley Sub branch	0-7632-4501	0-7632-4506
Had Karon Sub branch	0-7628-6503	0-7624-1407
Hayak Chalong Sub branch	0-7638-1370	0-7638-1321
Big C Sub branch	0-7624-9176	0-7624-9178
Yala		
Yala	0-7321-2212	0-7321-5650
Ranong		
Ranong	0-7781-1598	0-7783-3178
Songkhla		
Klong Ngae	0-7445-2593	0-7445-2596
Thanon Raj Yindee (Had Yai)	0-7434-2480	0-7434-2487
Padang Besar	0-7452-1066	0-7452-1188
Songklanakarin University	0-7421-2500	0-7421-2505
Thanon Ratthakarn (Had Yai) Sub branch	0-7434-8301	0-7434-8300
Ban Pru (Had Yai) Sub branch	0-7443-9211	0-7421-0064
Songkla	0-7431-2716	0-7432-1766
Samyak Samrong	0-7432-4009	0-7432-4804
Hadyai	0-7423-0287	0-7435-1511
Hadyai Nai	0-7423-5540	0-7423-9069
Satul		
Satul	0-7472-1361	0-7472-1360
Suratthani		
Koh Samui	0-7742-0134	0-7742-0187
Chaiya	0-7743-1163	0-7743-1433
Thanon Talad Mai	0-7721-4224	0-7721-4233
Koh Pha Ngan Sub branch	0-7737-7003	0-7737-7110
Chaweng Sub branch	0-7723-0923	0-7723-0925
Tha Chana Sub branch	0-7726-2338	0-7726-2339
Wieng Sra	0-7725-8220	0-7725-8224
Suratthani	0-7721-0535	0-7728-2243

Eastern Area

	Telephone	Fax
Chanthaburi		
Chanthaburi	0-3931-1551	0-3932-1143
Thanon Trirat	0-3934-0224	0-3934-0223
Pliu Sub branch	0-3945-8836	0-3945-8838
Chachoengsao		
Klong 16	0-3858-5014	0-3858-5016
Chachoengsao Sub branch	0-3851-1122	0-3851-2542
Bang Kla	0-3854-1988	0-3882-7495
Bang Pakong	0-3853-2487	0-3853-2948
Panomsarakam	0-3855-2527	0-3855-2529
Talad Bor Bua Sub branch	0-3851-4781	0-3851-4783
Cholburi		
Amata Nakorn Industrial Estate Sub Branch	0-3845-8912-5	0-3845-8916
Jomthian	0-3823-2970	0-3823-1559
Cholburi	0-3879-0210	0-3879-0217
Thanon Phrayasajja	0-3878-4674	0-3878-4673
Na Klua	0-3841-2064	0-3841-2063
Bang Pla Soi	0-3879-0324	0-3827-8854
Bang Phra	0-3834-1203	0-3834-1204
Bang San	0-3838-2756	0-3838-3825
Ban Bung	0-3844-3834	0-3844-3210
Panasnikhom	0-3847-3320	0-3847-3323
Pattaya	0-3842-1987	0-3842-9280
Pattaya 2	0-3841-1602	0-3841-1607
Sakorn Phithak Sub branch	0-3827-8210	0-3827-8211
Saha Group Industrial Estate Sub branch	0-3843-3493	0-3848-1178
Ban Amphoe (Sattahib) Sub branch	0-3823-8401	0-3823-8403
Pan Thong Sub branch	0-3874-0434	0-3874-0438
Sattahib Sub branch	0-3843-7399	0-3843-7501
Sri Raja	0-3831-1813	0-3832-2012
Laem Chabang	0-3833-0265	0-3833-0213
Trad		
Klong Yai	0-3958-1141	0-3958-1140
Trad	0-3952-1033	0-3952-1038
Santung Sub branch	0-3954-6313	0-3954-6122
Prachinburi		
Kabinburi	0-3720-3008	0-3728-2040
Klong Lang (Sri Mahaphote)	0-3720-8290	0-3720-8291
Ban Srang	0-3727-1199	0-3727-1249
Prachinburi	0-3721-2843	0-3721-1631
Sri Mahaphote	0-3727-9243	0-3727-9179
Rayong		
Klang	0-3867-2517	0-3867-1402
Ban Chang	0-3888-2916	0-3888-2923
Mab Ta Put	0-3860-8009	0-3860-8012
Rayong	0-3861-1329	0-3861-1330
Siyak Koh Kloi	0-3887-5417	0-3887-5422
Srakaew		
Srakaew	0-3724-2037	0-3724-1599
Aranyaprathet	0-3722-2686	0-3723-3044

Northeastern Area

	Telephone	Fax
Kalasin		
Kamalasai	0-4383-1359	0-4389-9253
Kalasin	0-4381-1780	0-4381-2079
Yangtalad	0-4389-1009	0-4389-1098
Sahas Sakhan	0-4387-1011	0-4387-1012
Khon Kaen		
Khon Kaen	0-4324-9220	0-4333-3829
Chum Phae	0-4331-2491	0-4331-2507
Nam Phong	0-4344-1480	0-4344-1483
Ban Phai	0-4327-4037	0-4332-9784
Khon Kaen University	0-4323-6366	0-4323-8788
Muang Phol	0-4333-9023	0-4333-9028
Chonnabot Sub branch	0-4328-6094	0-4328-6093
Khon Kaen University Complex Sub branch	0-4336-4190	0-4336-4189
Siyak Maliwan	0-4333-3870	0-4333-3876

	Telephone	Fax
Chaiyaphum		
Jatturat	0-4485-1220	0-4485-1222
Chaiyaphum	0-4482-1958	0-4482-2401
Ban Khwao Sub branch	0-4489-1110	0-4489-1112
Ban Khai Sub branch	0-4480-0304	0-4480-0307
Nakorn Panom		
Thatphanom	0-4252-5784	0-4252-5793
Nakorn Panom	0-4251-2221	0-4251-3830
Nawa	0-4259-7200	0-4259-7205
Nakorn Rajsima		
Thanon Mittraphap	0-4426-3110	0-4426-3118
Thanon Mukmontri	0-4424-5536	0-4425-6628
Nakorn Rajsima	0-4424-3718	0-4425-4969
Pak Thongchai	0-4444-1631	0-4444-1652
Pak Chong	0-4431-2811	0-4431-1357
Cho Ho Sub branch	0-4437-1510	0-4437-1511
Suranaree University of Technology Sub branch	0-4421-6624	0-4421-6625
Si Khiu	0-4441-1110	0-4441-1390
Nong Bunnak	0-4444-8679	0-4444-8649
Huay Thalaeng	0-4439-1223	0-4439-1222
Hua Thaley	0-4428-9054	0-4428-9059
Big C Sub branch	0-4427-1731	0-4427-1955
Buriram		
Nang Rong	0-4462-4392	0-4462-4397
Buriram	0-4439-1222	0-4461-3651
Mahasarakham		
Kosum Pisai	0-4376-1813	0-4376-1812
Mahasarakham	0-4372-1986	0-4372-2230
Mukdahan		
Mukdahan	0-4261-2288	0-4261-2300
Yasothorn		
Mahachanachai	0-4579-9166	0-4579-9170
Yasothorn	0-4571-1436	0-4571-2609
Roi Ed		
Roi Ed	0-4351-1284	0-4351-5284
Suwannaphum	0-4353-2804	0-4353-2811
Selaphum	0-4355-1012	0-4355-1394
Loey		
Phu Rua	0-4289-9124	0-4289-9125
Loey	0-4281-2001	0-4281-3022
Wang Saphung	0-4284-1084	0-4284-1083
Nong Hin (Phu Kradueng)	0-4285-2141	0-4285-2144
Srisaket		
Kanthararak	0-4566-1827	0-4566-1523
Bung Boon	0-4568-9152	0-4568-9156
Srisaket	0-4561-1494	0-4561-3351
Sakolnakorn		
Kud Bak	0-4278-4121	0-4278-4126
Sakolnakorn	0-4271-1630	0-4271-2528
Surin		
Rattanaburi	0-4459-9122	0-4459-9006
Surin	0-4451-2061	0-4451-2362

	Telephone	Fax
Nongkhai		
Nongkhai	0-4242-0569	0-4242-0571
Nongbualamphu		
Nongbuaramphu	0-4231-2157	0-4231-2162
Amnajcharoen		
Amnajcharoen	0-4551-1772	0-4551-1774
Udornthani		
Thanon Thahan	0-4234-1861	0-4234-1866
Thanon Po Sri	0-4222-3762	0-4224-3330
Non Sa-art Sub branch	0-4239-2523	0-4239-2531
Phen Sub branch	0-4227-9096	0-4227-9185
Udornthani	0-4224-6610	0-4224-8124
Ubonratchathani		
Warin Chamrab	0-4526-6326	0-4526-9424
Ubonratchathani	0-4524-1113	0-4524-1765

Western Area

	Telephone	Fax
Kanchanaburi		
kanchanaburi	0-3451-3006	0-3451-3307
Dan Makham Tia	0-3464-2071	0-3464-2073
Talad Khet	0-3452-7236	0-3457-1239
Tharua Pratan Sub branch	0-3463-6850	0-3463-6854
Luk Kae	0-3456-6104	0-3456-6255
Sangklaburi	0-3459-5076	0-3459-5028
Prachuab Khiri Khan		
Bang Saphan	0-3254-8413	0-3269-1597
Prachuab Khiri Khan	0-3255-0930	0-3260-2183
Pranburi	0-3262-1815	0-3262-1817
Hua Hin	0-3253-2420	0-3253-2429
Petchburi		
Khao Wang	0-3241-7240	0-3241-7242
Tha Yang	0-3243-7806	0-3243-1985
Petchburi	0-3242-5179	0-3242-8518
Cha Am Sub branch	0-3243-3745	0-3243-3884
Rajburi		
Jombung	0-3226-1505	0-3236-2702
Damnoen Saduak	0-3224-1222	0-3225-4792
Thanon Suriyawong	0-3231-1001	0-3231-1010
Rajburi Industrial Estate	0-3237-5721	0-3237-5722
Bang Phae	0-3223-1881	0-3234-7719
Ban Pong	0-3220-1267	0-3221-1372
Potharam Sub branch	0-3223-3388	0-3223-2235
Rajburi	0-3231-5488	0-3232-1072
Lak Ha	0-3225-4672	0-3224-1272
Suphanburi		
Don Chedi	0-3550-7416	0-3559-1243
Dan Chang Sub branch	0-3559-5504	0-3559-5506
Song Phi Nong	0-3453-1880	0-3553-1884
Suphanburi	0-3552-1041	0-3552-3393
Uthong	0-3550-5818	0-3550-5826

Business Relationship Centers

BRC Bangkok

		Telephone	Fax
BRC Rutchayothin	Bangkok	0-2544-3003-7	0-2544-3036
BRC Soi Arisamphan	Bangkok	0-2270-1375-6	0-2270-1460
BRC Bang Lampu	Bangkok	0-2280-3341-7	0-2280-3348
BRC Talat Noi	Bangkok	0-2639-6413-9	0-2936-6420
BRC Surawong	Bangkok	0-2635-7202-6	0-2635-7207
BRC Bang Lhlo	Bangkok	0-2689-2590-4	0-2689-2595
BRC Chidlom	Bangkok	0-2256-2100	0-2256-1239
BRC Bangkapi (Sukumvit 45)	Bangkok	0-2713-6810	0-2713-6809
BRC Khlong Tan	Bangkok	0-2369-3571-5	0-2369-3576
BRC On nuch	Bangkok	0-2332-9623-7	0-2332-9628

BRC Upcountry 1

		Telephone	Fax
BRC Ramintra	Bangkok	0-2943-7608	0-2943-7812
BRC Khlong 2 (Thanyaburi)	Phathumthani	0-2996-2570	0-2533-1047
BRC Ngam Wongwan	Nonthaburi	0-2591-2177	0-2591-3129
BRC Thanon Rojjana	Phra Nakhon Si Ayutthaya	0-3522-9499	0-3522-9443
BRC Kaeng Khoi	Saraburi	0-3632-0767	0-3632-0753
BRC Nakhon Sawan	Nakhon Sawan	0-5631-3700	0-5631-3701
BRC Ha Yaek Khokmatum	Phitsanulok	0-5522-1919	0-5522-1917
BRC Lampang	Lampang	0-5431-9024-5	0-5431-9026
BRC Tha Phae	Chiang Mai	0-5381-9210-1	0-5381-9215
BRC Thanon Pho Si	Udon Thani	0-4232-9112	0-4232-7946
BRC Si Yaek Maliwan	Khon Kaen	0-4333-4479	0-4333-4480
BRC Roi Ed	Roi Ed	0-4352-0593-6	0-4352-0597
BRC Warin Chamrab	Ubon Ratchathani	0-4528-6187	0-4528-6190
BRC Thanon Mittraphap	Nakhon Ratchasima	0-4426-3795-9	0-4426-2828
BRC Chachoengsao	Chachoengsao	0-3881-4322-4	0-3881-4325
BRC Suphan Buri	Suphanburi	0-3550-1225-7	0-3550-1228

BRC Upcountry 2

		Telephone	Fax
BRC Thepa Rak	Samut Prakan	0-2710-4615	0-2710-4668
BRC Rutchadapisek (Thaphra)	Bangkok	0-2876-0746-50	0-2876-0751
BRC Om Yai	Nakhon Pathom	0-2811-5951-5	0-2811-5956
BRC Phra Ram 2	Bangkok	0-2894-1673	0-2894-0557
BRC Thanon Prayasatja	Cholburi	0-3878-4760-3	0-3878-4764
BRC Pattaya sai 2	Cholburi	0-3836-2147-50	0-3836-2151
BRC Rayong	Rayong	0-3880-0501-3	0-3880-0504
BRC Phar Prathon	Nakhon Pathom	0-3421-3602-4	0-3421-3605
BRC Thasai	Samut Sakhon	0-3482-7278	0-3482-7301
BRC Khao Wang	Phetchaburi	0-3241-1301-3	0-3241-1304
BRC Thanon Talat Mai	Surat Thani	0-7721-3604-7	0-7721-3608
BRC Si Yaek Hua Thanon	Nakhon Si Thammarat	0-7532-5181-4	0-7532-5185
BRC Thanon Chao Fa	Phuket	0-7624-6445-9	0-7624-6450
BRC Thanon Raj Yindee	Songkhla	0-7434-2850-5	0-7434-2855

Special Assets Centers

Special Assets Center Bangkok Region

		Telephone	Fax
SAC Ruthayothin 1	Head Office, Jatujak	0-2544-2694	0-2544-1933
SAC Ruthayothin 2	Head Office, Jatujak	0-2544-3139	0-2544-1933
SAC Ruthayothin 3	Head Office, Jatujak	0-2544-2660	0-2544-1933
SAC Chidlom	Ratchatawee	0-2256-1235-9	0-2256-2198
SAC Surawong	Bang Rak	0-2635-7243-8	0-2236-7592
SAC Wisutkasat	Phra Nakhon	0-2629-5850-4	0-2629-0631
SAC Praram 4	Khlong Toei	0-2712-0713-6	0-2712-0713
SAC Klongton	Suan Luang	0-2369-3577-9	0-2369-3582
SAC Klong 2	Pathum Thani	0-2996-2580-4	0-2533-1047
SAC Ngamwongwan	Nonthaburi	0-2965-9266	0-2965-9004
SAC Ratchada-Thaphra	Thon Buri	0-2876-0205-9	0-2876-2648

Special Assets Center Central Region

		Telephone	Fax
SAC Thanon Rojana	Phra Nakhon Si Ayutthaya	0-3522-9412	0-3522-9413
SAC Kaeng Khoi	Kaeng Khoi, Saraburi	0-3632-0671-2	0-3632-0764
SAC Chachoengsao	Muang, Chachoengsao	0-3881-4328-9	0-3881-4490
SAC Rayong	Muang, Rayong	0-3880-0505-6	0-3880-0507
SAC Thanon Prayasajja	Muang, Chonburi	0-3878-4721-4	0-3878-4725
SAC Phechkasem 114	Nong Khaem, Bangkok	0-2810-8315-6	0-2810-8317
SAC Kanchanaburi	Muang, Kanchanaburi	0-3462-0850	0-3462-0850
SAC Thanon Srisuriyawong	Muang, Ratchaburi	0-3231-1137-8	0-3231-1136
SAC Pranburi	Pranburi, Prachuap Khiri Khan	0-3254-2390	0-3254-2389

Special Assets Center Northern Region

		Telephone	Fax
SAC Thapae 1	Thapae, Chiang Mai	0-5382-0436-7	0-5382-0429
SAC Thapae 2	Thapae, Chiang Mai	0-5382-0435	0-5382-0429
SAC Chiangrai	Muang, Chiangrai	0-5374-0970-1	0-5374-0973
SAC Lampang	Muang, Lampang	0-5431-9073-4	0-5431-8837
SAC Ha Yaek Khokmatum	Muang, Phitsanulok	0-5521-1975-6	0-5521-1977
SAC Nakornsawan	Muang, Nakornsawan	0-5622-8545-6	0-5631-3705
SAC Petchaboon	Muang, Petchaboon	0-5674-3470	0-5674-5509

Special Assets Center Northeastern Region

		Telephone	Fax
SAC Thanon Mitraphab 1	Muang, Nakhonratchasima	0-4426-3251-3	0-4426-3254
SAC Thanon Mitraphab 2	Muang, Nakhonratchasima	0-4426-2968-9	0-4426-3257
SAC Siyakmaliwan	Muang, Khon Kaen	0-4333-4738-9	0-4333-4743
SAC Thanon Phosri	Muang, Udon Thani	0-4232-8363-4	0-4232-8365
SAC Roi-Ed	Muang, Roi-Ed	0-4352-0606-7	0-4352-0608
SAC Varinchamrab	Varinchamrab, Ubon Ratchathani	0-4528-6191	0-4528-6192
SAC Surin	Muang, Surin	0-4453-1719	0-4453-0977
SAC Sakonnakorn	Muang, Sakonnakorn	0-4273-2935	0-4273-3052
SAC Loey	Muang, Loey	0-4283-0490	0-4283-0732

Special Assets Center Southern Region

		Telephone	Fax
SAC Chumporn	Muang, Chumporn	0-7757-1504	0-7757-1596
SAC Thanon Taladmai	Muang, Surat Thani	0-7721-3785-7	0-7721-3784
SAC Si Yaek Hua Thanon	Muang, Nakhon Si Thammarat	0-7532-5186-8	0-7535-8033
SAC Trang	Muang, Trang	0-7522-2951-2	0-7522-2953
SAC Thanon Chaofa	Muang, Phuket	0-7624-6379	0-7624-6378
SAC Yala	Muang, Yala	0-7324-0490-1	0-7324-0489
SAC Raj Yindee	Had Yai, Songkhla	0-7434-2658-9	0-7434-2657

International Trade Service Centers

		Telephone
Chidlom	Ratchatawee, Bangkok	0-2256-1444-7
Surawongse	Bang Rak, Bangkok	0-2234-3554
Bangkapi	Khlong Toei, Bangkok	0-2258-6925
Talatnoi	Samphanthawong, Bangkok	0-2639-0809-11
Ratchawong	Samphanthawong, Bangkok	0-2623-0894-5
Bang Khae	Bang Khae, Bangkok	0-2413-3212-3
Latphrao Soi 10	Jatujak , Bangkok	0-2938-4190-1
Thanon Taksin	Thon Buri, Bangkok	0-2860-6560-1
Bangjak	Phra Khanong, Bangkok	0-2333-0492-4
Bangklo	Bang Kho Laem, Bangkok	0-2689-7510-2
Ladkrabang Industrial Estate	Ladkrabang, Bangkok	0-2326-1033
Ratchayothin	Jatujak, Bangkok	0-2544-3559
Bang Lampu	Phra Nakhon, Bangkok	0-2629-2364
Khlong Luang	Khlong Luang, Pathum Thani	0-2516-3311
Bangkadi	Muang, Pathum Thani	0-2963-7153-6
Om Yai	Sam Pran, Nakhon Pathom	0-2811-5116-7
Bangpoo Industrial Estate	Muang, Samut Prakan	0-2323-0782
Muangmai Bangpli	Bangpli, Samut Prakan	0-2315-3004
Samut Sakhon	Muang, Samut Sakhon	0-3442-2247
Rojana	Phra Nakhon Si Ayutthaya	0-3522-9432-3
Amata Nakorn Industrial Estate	Muang, Chon Buri	0-3874-3789-90
Amata Nakorn (Sub)	Muang, Chon Buri	0-3845-8912-5
Laem Chabang	Sri Racha, Chon Buri	0-3833-0245-7
Khlong Rang	Si Maha Phot, Prachin Buri	0-3720-8289-90
Chiang Mai	Muang, Chiang Mai	0-5328-0608-9
Lamphun	Muang, Lumphun	0-5358-2833-4
Phuket	Muang, Phuket	0-7625-6792-4
Thanon Raj Yindee	Had Yai, Songkhla	0-7434-2077-9

Exchange Booths

Bangkok Booth

		Telephone
Robinson Sukhumwit	Klong Toei	0-2254-4332
Benjasiri Easywalk	Klong Toei	0-2258-7721
Donmuang Airport 1	Donmuang	0-2535-2382
Donmuang Airport 2	Donmuang	0-2535-2368
Donmuang Airport 3	Donmuang	0-2535-2308
Donmuang Airport 4	Donmuang	0-2535-5217
Donmuang Airport 5	Donmuang	0-2535-6575
Thanon Ratchadaphisek	Dindaeng	0-2642-3386
Sala Daeng	Bangrak	0-2267-0050
Silom	Bangrak	0-2235-9595
Royal Orchid	Bangrak	0-2235-6240
Thanon Surawong	Bangrak	0-2632-7260
Panpacific Hotel	Bangrak	0-2235-4941
Boonmit Building	Bangrak	0-2235-4945
Holiday Inn Crown Plaza	Bangrak	0-2235-5156
Thai Airways International Silom	Bangrak	0-2235-4943
Phloenchit	Pathumwan	0-2255-2998
Gaysorn Plaza	Pathumwan	0-2656-1235
Siam Center	Pathumwan	0-2255-3928
World Trade Center	Pathumwan	0-2255-6273
World Trade Center 2	Pathumwan	0-2252-2786
Siam Square Branch	Pathumwan	0-2254-2707
Siam Square	Pathumwan	0-2252-2896
Chula Hospital	Pathumwan	0-2252-2845
Suan Lum Night Bazaar	Pathumwan	0-2250-0902
Victory Monument	Phayathai	0-2247-6402
Phahonyothin (S.P. Building)	Phayathai	0-2273-0290
Soi Chai Yot	Phra Khanong	0-2651-2030
Wat Phra Kaeo	Phra Nakhon	0-2225-2770
Banglumpoo	Phra Nakhon	0-2282-3567
Wat Chanasongkram	Phra Nakhon	0-2281-5705
Soi Watchanasongkram	Phra Nakhon	0-2282-3571
Ngamdu Phli	Yannawa	0-2213-1246
Indra Hotel	Ratchathewi	0-2656-4164
Nailert Center	Ratchathewi	0-2253-5644
Sukhumwit Soi 7	Wattana	0-2655-7720
Ambassador Hotel	Wattana	0-2253-5621
Wat Trai Mit	Samphanthawong	0-2225-9307
River City	Samphanthawong	0-2235-5158

Tourist Spots in Upcountry

		Telephone
Phraratchawang Bang Pa-In	Ayutthaya	0-3526-1547
Hua Hin	Prachuabkirikhan	0-3253-2426
Pattaya	Chonburi	0-3842-9985
Koh Chang	Trad	0-3955-1000
Krabi (Uttarakit Road)	Krabi	0-7562-0623
Phi Phi Island	Krabi	0-7662-3130
Ao Phranang Beach	Krabi	0-7563-7629
Ao Phranang 2	Krabi	0-7569-5561
Koh Lanta	Krabi	0-7568-4577
Patong - Safari	Phuket	0-7634-0523
Patong 2	Phuket	0-7634-0746
Patong Branch	Phuket	0-7634-1590
Holiday Inn - Patong	Phuket	0-7634-2910
Bangla	Phuket	0-7629-4483
Tara Patong	Phuket	0-7629-4117
Phuket (Ratsada Road)	Phuket	0-7621-2254
Kata Plaza	Phuket	0-7633-0473
Karon	Phuket	0-7639-6475
Karon 2	Phuket	0-7628-6504
Phuket Fantasy	Phuket	0-7672-1529
Ha Yeak Chalong	Phuket	0-7638-1370
Laguna	Phuket	0-7632-5514
Phuket International Airport	Phuket	0-7632-8324
Chaweng	Suratthani	0-7723-0926
Chaweng 2	Suratthani	0-7723-0493
Black Cat	Suratthani	0-7742-2507
Ko Samui	Suratthani	0-7742-0190
Talad Bophut	Suratthani	0-7742-5507
Farmingo	Suratthani	0-7742-4387
Ko Phangun	Suratthani	0-7737-7004
Haad Rin	Suratthani	0-7737-5483
Kao Lak	Phang Nga	0-7644-3366
Tha Phae	Chiang Mai	0-5327-3171
Talat Anusarn	Chiang Mai	0-5327-3732
Thannon Kotchasan	Chiang Mai	0-5320-6257
Pratu Thaphae	Chiang Mai	0-5320-6421
Chiang Rai	Chiang Rai	0-5371-1579
Sam Liam Thong Kham	Chiang Rai	0-5378-4190
Wat Phra Sirattanamahath	Pitsanulok	0-5524-3293
Sukhothai History Park	Sukothai	0-5569-7089

Overseas Branches, Affiliated Bank and Joint-Ventured Bank

Overseas Branches

สาขาสิงคโปร์ : Singapore Branch

ผู้จัดการสาขา : นายณัฐพงศ์ สมิตอำไพพิศาล
General Manager : Mr. Nattapong Samit-Ampaipisarn, SVP
16 Collyer Quay, #25-02 Hitachi Tower, Singapore 049318

Tel	:	001-65-6536-4338 (ext. 200), 001-65-6536-4290
Telefax	:	001-65-6536-4728
Telex	:	RS 24419 SIAM SP
Swift	:	SICOSGSG
E-Mail	:	nattapong@siambk.com.sg

สาขาฮ่องกง : Hong Kong Branch

ผู้จัดการสาขา : นายบัณฑิตย์ โรจนวงศ์
General Manager : Mr. Bandit Rojanavongse, AVP
Suite 1609, Jardine House 1 Connaught Place, Hong Kong

Tel	:	001-852-2524-4085
Telefax	:	001-852-2845-0293
Telex	:	66150 SIAMB HX
Swift	:	SICOHKHH
E-Mail	:	bandit@scbhk.com.hk

สาขานครเวียงจันทน์ : Vientiane Branch

ผู้จัดการสาขา : นายธีรพันธ์ นันทพลพัฒน์
General Manager : Mr. Theerapan Nunthapolpat, AVP
117 Lanexang-Samsenthai Road, Ban Sisaket, Muang Chanthaburi
Vientiane, Lao People Democratic Republic P.O. Box 4809

Tel	:	007-856-21-217-306, 213-500-1
Telefax	:	007-856-21-213-502
Telex	:	(0804) 4364 SCBVTE LS
E-Mail	:	scbvte@laotel.com

Affiliated Bank

ธนาคารกัมพูชาพาณิชย์ - สำนักงานใหญ่

Cambodian Commercial Bank - Head Office
ผู้จัดการทั่วไป : นายสหสิน ยุทธรัตน์
Director and General Manager : Mr. Sahasin Yuttarat
26 Monivong Road, Sangkat Phsar Thmei 2
Khan Daun Penh, Phnom Penh, Cambodia

Tel	:	001-855-23-426-145, 426-638-9, 213-601-2
Telefax	:	001-855-23-426-116
Telex	:	(0807) 36130
E-Mail	:	tomccbpp@hotmail.com

ธนาคารกัมพูชาพาณิชย์ - สาขาพระตระบอง

Cambodian Commercial Bank - Battambang Branch
ผู้จัดการสาขา : นายวิฉาย อ้นศรี
Branch Manager : Mr. Wiichai On-Sri
Makara Road, Kompong Krabey Svay Por,
Battambang, Cambodia

Tel	:	001-855-53-952-266
Telefax	:	001-855-53-370-130
E-Mail	:	ccbbb@camintel.com

ธนาคารกัมพูชาพาณิชย์ - สาขาเสียมราฐ

Cambodian Commercial Bank - Siem Reap Branch
ผู้จัดการสาขา : Mr. Teang Kimsan
Branch Manager : Mr. Teang Kimsan
No. 130 Siwatha Road, Mondol 1, Svay Dangkum
Siem Reap, Cambodia

Tel	:	001-855-63-964-392
Telefax	:	001-855-63-380-154
E-Mail	:	ccbsrb@camintel.com

Joint-Ventured Bank

ธนาคารวีนาสยาม - สำนักงานใหญ่

VinaSiam Bank - Head Office
ผู้จัดการทั่วไป : นายวิโรจน์ ธนพิทักษ์
General Manager : Mr. Viroj Thanapitak, AVP
No. 2 Pho Duc Chinh Street, District 1
Hochiminh City, The Socialist Republic of Vietnam

Tel	:	001-84-8-821-0557, 821-0630, 821-5353-5
Telefax	:	001-84-8-821-0585
Telex	:	813-322 VSB VT
E-Mail	:	vsb@hcm.vnn.vn

ธนาคารวีนาสยาม - สาขาฮานอย

VinaSiam Bank - Hanoi Branch
ผู้จัดการสาขา : Mr. Vu Trong Thang
Branch Manager : Mr. Vu Trong Thang
61 Ngo Thi Nham Street, Hai Ba Trung District, Hanoi,
The Socialist Republic of Vietnam

Tel	:	001-84-4-943-5570, 943-5571
Telefax	:	001-84-4-943-5573
E-Mail	:	vsbhn@hn.vnn.vn

Referred Persons

Registrar	Thailand Securities Depository Company Limited 62 The Stock Exchange of Thailand Rutchadapisek Road, Klongtoey, Bangkok 10110 Tel: 0-2229-2800 Fax: 0-2359-1262
Trustee	*Subordinated Convertible Bonds due January 2004* Citicorp Trustee Company Limited 11 Old Jewery, London EC2R 8DB, U.K. Tel: 001-44-171-500-5651 Fax: 001-44-171-500-5857 *Subordinated Notes due March 2006* The Bank of New York 101 Barclay Street, Floor 21W, New York, New York 10286 U.S.A. Tel: 001-1-212-815-5381 Fax: 001-1-212-815-9215
Financial Advisor	*Warrants to Purchase Preferred Shares* Bangkok First Investment & Trust Public Company Limited 25 Bangkok Insurance Building, 23rd Floor, South Sathorn Road, Thungmahameak, Sathorn, Bangkok 10120 Tel: 0-2677-4330 Fax: 0-2677-4331
Auditor	Ms. Chongchitt Leekbhai, Certified Public Accountant (Thailand) Registration No. 2649 Or Mr. Niti Jungnitnirundr, Certified Public Accountant (Thailand) Registration No. 3809 Deloitte Touche Tohmatsu Jaiyos Office Rajanakarn Building, 25th Floor, 183 South Sathorn Road, Yannawa, Sathorn, Bangkok 10120 Tel: 0-2676-5700 Fax: 0-2676-5757-8
Legal Advisor	Mr. Kiat Jatninlapant The Siam Commercial Bank PCL, Head Office 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900 Tel: 0-2544-2255, 0-2937-7655 Siam Niti Law Office Company Limited SCB Park Plaza, Tower 1 West, 12th Floor, 18 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900 Tel: 0-2937-5000 Fax: 0-2937-5001 Cementhai Legal Counsel Limited 1 Siam Cement Road, Bangsue, Bangkok 10800 Tel: 0-2586-5777, 0-2586-5888 Fax: 0-2586-2976-7

For Shareholders

The Bank's securities listed on the Stock Exchange of Thailand

1. **Ordinary Shares,** main board (SCB) and foreign board (SCB-F)
2. **Preferred Shares,** main board (SCB-P) and foreign board (SCB-Q)

   Preferred Share Conversion

Exercise Right	One preferred share converts into one ordinary share
Exercise Price	None
Conversion Period	Every three months (see below)

3. **Warrants to Purchase Preferred Shares,** trading only on main board (SCB-W)

Term of Warrants	Five years from the issuing date, ending June 2004
Exercise Ratio	One unit of warrant entitles to purchase one preferred share
Exercise Price	Baht 38.70 per share
Conversion Period	Every three months (see below)

SCB's Financial Calendar 2004

Jan 2-16	Application submission of subordinated debentures for exercise date on January 16
Mar 8-21	Application submission of SCB-W for exercise date on March 22
Mar 16-30	Application submission of SCB-P for exercise date on March 31
Apr 2-16	Application submission of subordinated debentures for exercise date on April 16
May 23-Jun 21	Application submission of SCB-W for exercise date on June 22 *(The last notification)*
Jun 15-29	Application submission of SCB-P for exercise date on June 30
Jul 2-16	Application submission of subordinated debentures for exercise date on July 16
Sep 15-29	Application submission of SCB-P for exercise date on September 30
Oct 2-16	Application submission of subordinated debentures for exercise date on October 18
Dec 16-30	Application submission of SCB-P for exercise date on December 30

Contact SCB Investor Relations at

Investor Relations Division, Head Office Floor 24A
9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
Tel +66 2 544-4222 Fax +66 2 937-7931
E-mail: investor@scb.co.th
Website: www.scb.co.th

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

Company Registration Number Bor Mor Jor 84

TYPE OF BUSINESS BANKING

HEAD OFFICE

ADDRESS : 9 RUTCHADAPISEK ROAD, LADYAO, JATUJAK, BANGKOK 10900

TELEPHONE : +66 2 544-1111, +66 2 937-7777

FAX : +66 2 937-7931

SCB CALL CENTER : +66 2 777-7777

TELEX : 82876 SIAMCOM TH, 20492 SIAMBNK TH

SWIFT BIC : SICOTHBK

WEB SITE : http://www.scb.co.th

PRODUCED BY : THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED - INVESTOR RELATIONS DIVISION, FINANCE GROUP

DESIGNED AND PRINTED BY : BATES (THAILAND) COMPANY LIMITED AND SIAM PRESS MANAGEMENT COMPANY LIMITED